MEMC

SunEdison

2011 Annual Report to Stockholders

Overview

MEMC is a global leader in the development, manufacture, and sale of silicon wafers, and with the acquisition of SunEdison in 2009, a major developer and seller of photovoltaic energy solutions. Through SunEdison, MEMC is one of the world's leading developers of solar energy projects and, we believe, one of the most geographically diverse. MEMC's technology leadership in silicon and downstream solar are enabling the company to expand its downstream customer base and lower costs throughout the silicon supply chain.

MEMC is organized by end market. Until our acquisition of SunEdison, we were engaged in one reportable industry segment-the design, manufacture and sale of silicon wafers-which was conducted as our Materials Business. From the time of the SunEdison acquisition until the end of fiscal 2009, we were engaged in two reportable segments, Materials Business and Solar Energy (at that time, consisting solely of the operations of SunEdison). Effective January 1, 2010 until the end of fiscal 2011, we reorganized our historical Materials Business operations into two separate businesses, and since that time were engaged in three reportable industry segments: Semiconductor Materials, which provides silicon wafers ranging from 100 millimeter (4 inch) to 300 millimeter (12 inch) as the base material for the production of semiconductor devices; Solar Materials, which manufactures and sells silicon wafers for solar applications; and Solar Energy, which was the SunEdison solar energy systems business unit. The consolidated financial statements contained in this Form 10-K describe our 2011 results for these three segments. In connection with our announced December 2011 restructuring, effective January 1, 2012, we consolidated our two solar business units' operations into one business unit, and since that date have been engaged in two reportable industry segments:

- Semiconductor Materials; and
- Solar Energy.

Financial segment information for our three reportable segments for 2011 is contained in our 2011 Annual Report, which information is incorporated herein by reference. See Note 22, Notes to Consolidated Financial Statements.

MEMC was formed in 1984 as a Delaware corporation and completed its initial public stock offering in 1995. Our corporate structure includes, in addition to our wholly owned subsidiaries, an 80%-owned consolidated joint venture in South Korea (MEMC Korea Company or MKC). We also have four consolidated joint ventures related to the construction and operation of solar energy systems.

Our principal executive offices are located at 501 Pearl Drive (City of O'Fallon), St. Peters, Missouri 63376, and our telephone number is (636) 474-5000. Our website address is www.memc.com.

Recent Events

During 2011, the solar industry experienced a significant downturn, including sharp reductions in pricing of solar modules, solar cells, solar wafers, polysilicon, and to a lesser extent, solar systems, leading to a dramatic decline in profitability versus prior years. Our Semiconductor Materials business also faced depressed market conditions in the second half of 2011. As a result, we incurred a net loss for the fiscal year ended December 31, 2011, which included significant restructuring, impairment and other related charges. Although we believe the current semiconductor downturn is cyclical, we view the solar industry changes as a prolonged market dislocation. While a decline in solar module pricing may benefit our Solar Energy segment, the sharp decline throughout the rest of the solar supply chain was detrimental to our Solar Materials business given its significant exposure to external wafer sales. As a result, during the fourth quarter of 2011, in order to better align our business to current and expected market conditions in the semiconductor and solar markets, as well as to improve the company's overall cost competitiveness and increase cash flow generation across all segments, MEMC committed to a series of actions to reduce the company's global workforce, right size our production capacity and accelerate operating cost reductions in 2012 and beyond (the "2011 Global Plan"). These actions include:

- Reducing the company's total workforce by approximately 1,400 persons worldwide, representing approximately 20% of the company's employees. Of the reductions, over 80% are within the Semiconductor Materials and Solar Materials segments;
- Shuttering the company's Merano, Italy polysilicon facility as of December 31, 2011, reducing production capacity at our Portland, Oregon facility and limiting the ramp of the Kuching, Malaysia wafering facility;
- Reducing activity with our joint venture partners, resulting in impairments of some of our investments; and

- Scaling back our future purchase requirements of raw materials and other inputs to the manufacturing processes to lower our future capacity and execute on our strategic shift to primarily supply wafers for internal consumption by SunEdison.

In light of current and anticipated sustained market conditions, we are focused on effective cash management and liquidity. In addition to taking the actions set forth in the 2011 Global Plan as discussed more fully in Note 3, Notes to Consolidated Financial Statements, we have developed a strategic plan for the ongoing operation of our businesses designed to improve our performance and address the challenges within our industries. Our business strategy is designed to address the most significant opportunities and challenges facing the company. In particular, our key challenges include:

- Managing cash flow and mitigating liquidity risks, including the completion of a rigorous assessment of our current liquidity and the level of committed financing prior to commencement of project construction and managing the timing of expenditures for the construction of solar energy systems as compared to receipts from final sale or financing;
- Executing our restructuring plans set forth in the 2011 Global Plan to position the company for market recovery, and achieving significant operational savings prior to such recovery;
- Focusing on semiconductor market share gains, with particular focus on profitable expansion of our 300mm business; and
- Optimizing solar project pipeline development and achieving future growth in solar systems sales, while focusing on the disposition of solar systems held for sale in as timely a manner as is appropriate in the circumstances.

Our currently known or anticipated market and liquidity risks are described more fully in "Item 1A. Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" in this 2011 Annual Report.

Semiconductor Materials Segment

Wafers for Semiconductor Applications. Almost all semiconductor devices are manufactured using silicon wafers. Wafers are becoming increasingly differentiated by specific physical and electrical characteristics, such as flatness and defect free, uniform crystal structures. Semiconductor device manufacturers continue to evolve to devices with shrinking geometries and more stringent technical specifications. Wafers required to produce these next generation devices are being developed in larger sizes, with the 300 millimeter wafer now being the primary wafer diameter used today.

We offer wafers with a wide variety of features satisfying numerous product specifications to meet our customers' exacting requirements. Our wafers vary in size, surface features, composition, purity levels, crystal properties and electrical properties. We provide our customers with a reliable supply of high quality wafers with consistent characteristics.

Our monocrystalline wafers for use in semiconductor applications range in size from 100 millimeter to 300 millimeter and are round in shape for semiconductor customers because of the nature of their processing equipment. Our wafers are used as the starting material for the manufacture of various types of semiconductor devices, including microprocessor, memory, logic and power devices. In turn, these semiconductor devices are used in computers, cellular phones and other mobile electronic devices, automobiles and other consumer and industrial products. Our monocrystalline wafers for semiconductor applications include four general categories of wafers: prime, epitaxial, test/monitor and silicon-on-insulator (SOI) wafers.

Prime Wafers

Our prime wafer is a polished, highly refined, pure wafer with an ultraflat and ultraclean surface. The vast majority of our prime wafers are manufactured with a sophisticated chemical-mechanical polishing process that removes defects and leaves an extremely smooth surface. As semiconductor devices become more complex, wafer flatness and cleanliness requirements, along with crystal perfection, become increasingly important because these properties have a significant impact on our customers' processes and yields.

Our OPTIA™ wafer is a 100% defect-free crystalline structure based on our patented technologies and processes, including Magic Denuded Zone®, or MDZ®. Our patented MDZ® product feature can increase our customers' yield by drawing impurities away from the surface of the wafer in a manner that is efficient and reliable, with results that are reproducible. We believe the OPTIA™ wafer is the most technologically advanced polished wafer available today. Our annealed wafer is a prime wafer with near surface crystalline defects dissolved during a high-temperature thermal treatment.

Epitaxial Wafers

Our epitaxial, or epi, wafers consist of a thin silicon layer grown on the polished surface of the wafer. Typically, the epitaxial layer has different electrical properties from the underlying wafer. This provides our customers with better isolation between circuit elements than a polished wafer, and the ability to tailor the wafer to the specific demands of the device. Without sufficient isolation of the various circuit elements, the elements could communicate electrically with each other, which could render the device useless. Epitaxial wafers provide improved isolation, thereby allowing for increased reliability of the finished semiconductor device and greater efficiencies during the semiconductor manufacturing process, which ultimately allows for more complex semiconductor devices.

Our AEGIS™ product is designed for certain specialized applications requiring high resistivity epitaxial wafers and our MDZ® product feature. The AEGIS™ wafer includes a thin epitaxial layer grown on a standard starting wafer. The AEGIS™ wafer's thin epitaxial layer eliminates harmful defects on the surface of the wafer, thereby allowing device manufacturers to increase yields and improve process reliability.

Test/Monitor Wafers

We supply test/monitor wafers to our customers for their use in testing semiconductor fabrication lines and processes. Although test/monitor wafers are substantially the same as prime wafers with respect to cleanliness, and in some cases flatness, other specifications are generally less rigorous. This allows us to produce some of the test/monitor wafers from the portion of the silicon ingot that does not meet customer specifications for wafers.

Silicon-on-Insulator Wafers

An SOI wafer is a different starting material for the chip making process. SOI wafers have three layers: a thin surface layer of silicon (from a few hundred Angstrom to several microns thick) where the transistors are formed, an underlying layer of insulating material and a support or "handle" bulk silicon wafer. The insulating layer, usually made of silicon dioxide, is referred to as the "buried oxide" or "BOX" layer and is usually a few thousand Angstroms thick. Transistors built within the top silicon layer typically switch signals faster, run at lower voltages and are much less vulnerable to signal noise from background cosmic ray particles. Each transistor is isolated from its neighbor by a complete layer of silicon dioxide.

Sales and Marketing. We market our semiconductor wafer products primarily through a direct sales force. We have customer service and support centers through a global network in various countries, including in China, France, Germany, Italy, Japan, Malaysia, Singapore, South Korea, Taiwan and the United States. A key element of our sales and marketing strategy is establishing and maintaining close relationships with our customers. We accomplish this through multi-functional teams of technical, sales and marketing and manufacturing personnel. These teams work closely with our customers to optimize our products for their current and future production processes, requirements and specifications. We monitor changing customer needs and target our research and development and manufacturing to produce wafers adapted to each customer's processes, requirements and specifications. We make sales of semiconductor wafers principally through agreements of one year or less (such agreements often are of three months or six months duration), which specify price and typically indicate only estimated volumes or market share.

We sell some of our semiconductor wafers to certain customers under consignment arrangements. Generally, these consignment arrangements require us to maintain a certain quantity of wafers in inventory at the customer's facility or at a storage facility designated by the customer. Under these arrangements, we ship the wafers to the storage facility, but do not charge the customer or recognize revenue for those wafers until title passes to the customer. Title passes when the customer pulls the product from the assigned storage facility or storage area or, if the customer does not pull the product within a stated period of time (generally 60-90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Until that time, the wafers are considered part of MEMC's inventory and are reflected on MEMC's books and records as inventory. As such, these consignment arrangements are essentially inventory transfer arrangements. At December 31, 2011, we had approximately $28.0 million of inventory held on consignment, compared with approximately $25.0 million held on consignment at December 31, 2010.

Manufacturing. To meet our semiconductor wafer customers' needs worldwide, we have established a global manufacturing network consisting of eight manufacturing facilities as of January 1, 2012. In an effort to reduce manufacturing costs and to shift manufacturing to locations closer to our customers, in 2009, we committed to terminate certain manufacturing in St. Peters, Missouri and Sherman, Texas. In 2011, we ceased all production at our Sherman, Texas facility. We intend to sell this facility, although there can be no assurance that we will be successful in selling the facility. In 2012, we expect to cease all production at our St. Peters, Missouri facility, except for 150mm crystal growing and advance SOI manufacturing, which are expected to continue at this facility. MEMC corporate headquarters and research and development are also expected to continue at the St. Peters facility. We have transferred operations to our new semiconductor wafer manufacturing facility in Ipoh, Malaysia. We completed construction and commenced commercial shipments from this facility in the third quarter of 2010. We have also invested significantly, and are continuing to invest to expand our 300 millimeter production capacity in South Korea.

Our monocrystalline wafer manufacturing process begins with high purity polysilicon. The polysilicon is melted in a quartz crucible along with minute amounts of electrically active elements such as arsenic, boron, phosphorous or antimony. We then lower a silicon seed crystal into the melt and slowly extract it from the melt. The resultant body of silicon is called an ingot. The temperature of the melt, speed of extraction and rotation of the crucible govern the size of the ingot, while the concentration of the electrically active element in the melt governs the electrical properties of the wafers to be made from the ingot. This is a complex, proprietary process requiring many control features on the crystal-growing equipment.

After the crystal ingot is grown, we grind the ingots to the specified size and slice them into thin wafers. Next, we prepare the wafers for surface polishing with a multi-step process using precision wafer planarization machines, edge contour machines and chemical etchers. Final polishing and cleaning processes give the wafers the clean and ultraflat mirror polished surfaces required for the fabrication of semiconductor devices. We further process some of our products into epitaxial wafers by utilizing a chemical vapor deposition process to deposit a single crystal silicon layer on the polished surface.

Our semiconductor wafer manufacturing facilities vary as to their capabilities and functions. In certain of our manufacturing facilities, we have fully integrated manufacturing capabilities that encompass the full range of wafer manufacturing process steps, including ingot growth, wafer slicing, wafer polishing and epitaxial deposition. We conduct certain of our processes in state-of-the-art clean room environments.

Raw Materials. We obtain our requirements for several raw materials, equipment, parts and supplies from some sole suppliers, in addition to other sources. The main raw material in our semiconductor wafer manufacturing process is polysilicon. See the description of our polysilicon production below under "Solar Energy Segment—Suppliers and Raw Materials."

Customers. Our semiconductor wafer customers include virtually all of the world's major semiconductor device manufacturers, including the major memory, microprocessor and ASIC manufacturers, as well as the world's largest foundries.

Competition. The market for semiconductor wafers is competitive. We compete globally and face competition from established manufacturers. Our major worldwide competitors are Shin-Etsu Handotai, SUMCO, Siltronic and LG Siltron. Our wafers compete on the basis of product quality, consistency, price, technical innovation, customer service and product availability. We believe we are competitive on these factors.

Solar Energy Segment

Overview. Our Solar Energy segment now includes the operations of our old Solar Materials segment. We combined these segments effective January 1, 2012 as part of our restructuring.

On December 8, 2011, we announced a global restructuring to reduce the company's global workforce, modify its production capacity and accelerate operating cost reductions in 2012 and beyond. We committed to these actions in response to the then current and expected market conditions, including the significant price declines in the upstream solar market resulting from worldwide overcapacity as well as reduced demand in the solar market. In addition to shuttering our Merano, Italy polysilicon facility, we reduced production capacity at our Portland, Oregon solar monocrystalline facility and limited the capacity ramp of our Kuching, Malaysia solar wafer facility to 300MW. To focus on providing our downstream solar customers with quality, low cost systems and to achieve improved operating efficiencies, we consolidated the Solar Materials and Solar Energy (SunEdison) segments into a single Solar Energy segment.

2011 Solar Materials Segment. The primary focus of this segment was the manufacture and sale of silicon wafers for solar applications. Our solar wafers are used as the starting material for crystalline solar cells. Customers using crystalline wafers for solar applications utilize wafers that are square or pseudo square so that they fit optimally into solar modules (panels) and convert energy from the sun into usable electrical energy. Our first solar wafer manufacturing facility was constructed in Kuching, Malaysia and brought online in 2010. Also in 2010, we acquired Solaicx, which gave us a monocrystalline wafer manufacturing facility in Portland, Oregon. We will continue to manufacture solar wafers in both Kuching and Portland as well as through our 2010 joint venture in China with Zhenjiang Huantai Science & Technology Co. Ltd. We will also continue to use subcontractors for a limited amount of our solar wafer production. Finally, pursuant to a 2010 OEM arrangement, we are producing solar modules to strengthen our supply chain and provide lower cost modules for use in the SunEdison business.

The main raw material for the production of our solar wafers is polysilicon. We have produced internally most of our polysilicon needs and the polysilicon production was part of the Solar Materials segment through 2011. See a description below under "Suppliers and Raw Materials".

2011 Solar Energy (SunEdison) Segment. Through SunEdison, we are a leading global solar energy services provider. As of December 31, 2011, SunEdison has interconnected over 580 solar power systems representing 600.4MW of solar energy generating capacity. As of December 31, 2011, SunEdison had 255.1MW of projects under construction and 3.0 gigawatts ("GW") in pipeline. We acquire pipeline and also grow it organically. A majority of the 2011 increase in pipeline is due to

acquisitions. A solar energy system project will be classified as "pipeline" when SunEdison has a signed or awarded power purchase agreement (PPA) or other energy off-take agreement or has achieved each of the following three items: site control, an identified interconnection point with an estimate of the interconnection costs, and an executed energy off-take agreement or the determination that there is a reasonable likelihood that an energy off-take agreement will be signed. "Under construction" refers to projects within pipeline, in various stages of completion, which are not yet operational. There can be no assurance that pipeline will be converted into completed projects or generate revenues or that we can obtain the necessary financing to construct these projects. See a complete description of the Solar Energy business below.
All financial information for the Solar Materials segment and the Solar Energy (SunEdison) segment for 2011 and applicable periods prior to 2011 is set forth in Note 22, Notes to Consolidated Financial Statements contained in our 2011 Annual Report, which information is incorporated herein by reference.

New Solar Energy Segment. Our Solar Energy business unit, effective January 1, 2012, provides solar energy services that integrate the design, installation, financing, monitoring, operations and maintenance portions of the downstream solar market to provide a comprehensive solar energy service to our customers. In support of that downstream solar business, our Solar Energy business unit manufactures polysilicon, silicon wafers and solar modules. As a result of continued declines in solar wafer pricing, we are largely eliminating future external solar wafer sales and have elected to limit the capacity ramp of our solar wafer manufacturing facility in Kuching, Malaysia to 300MW. We also plan to reduce production capacity at our Portland, Oregon crystal facility in order to improve costs and alignment with current market conditions. Consistent with our existing solar strategy, we will continue to utilize our joint ventures and partner with third-party vendors under long-term supply agreements to procure or have manufactured solar modules for use in our SunEdison business. Our SunEdison business is focused on the installation of solar energy systems that are connected to the electricity grid. A wide variety of international and U.S. federal, state and local government and utility commission rules, regulations and policies affect our ability to conduct our business. See "Regulation" below.

We provide our customers with a simplified and economical way to purchase renewable energy by delivering solar power under long-term power purchase arrangements with customers or feed-in tariff arrangements with government entities and utilities. Our SunEdison business is heavily dependent upon government subsidies, including U.S. federal incentive tax credits, state-sponsored energy credits and foreign feed-in tariffs. The sale of a solar energy system would not be profitable today without these incentives. Our customers pay us only for the electricity output generated by the solar energy systems we install on their rooftops, or other property, thereby avoiding the significant capital outlays otherwise usually associated with power plant projects, including typical solar power plants. Once installed, our solar energy systems provide energy savings to customers and enable them to hedge a portion of their energy costs against volatile electricity prices by generating electricity during daylight hours when electricity prices are typically highest.

Our objective is to develop solar power generation assets that serve as a cost-effective clean energy alternative to central-generated power in select markets throughout North America, Europe, the Middle East, South Korea, Thailand, Malaysia, India, China, South Africa and, in the future, other countries in Asia and in South America. For 2012, our primary focus will be on North American projects. Outside of the United States, including in Europe, Asia and Canada, projects are developed and operated pursuant to a government feed-in tariff structure which provides stable pricing under 20-year contracts. We generally sell our European, Asian and Canadian projects to investors after they are constructed. In certain countries, for example, in India and South Africa, there is a multi-year holding requirement for a portion of our equity position in such projects. In the United States, we frequently utilize a sale-leaseback financing structure which results in booking electricity generation and sale revenue. For many projects, we generally operate solar energy systems after construction pursuant to predefined operations and maintenance agreements. Our long-term corporate objective is to lower the levelized cost of solar energy to the point that solar electricity is cost competitive with fossil fuel generated electricity, enabling us to reach grid parity with traditional energy alternatives without government incentives or subsidies. We also intend to leverage our customer relationships and on-site customer presence to obtain additional power purchase agreements for new locations and long-term contracts for operations and maintenance services for non-SunEdison solar energy systems.

Our portfolio of solar power generation assets that we have sold and then leased back generates revenue in the U.S. from the sale of electricity pursuant to long-term, typically 20-year, solar power services agreements and the receipt and sale of renewable energy incentives, including renewable energy credits ("RECs"), which we sell to third parties. In the State of California, we may also receive performance based incentives ("PBIs") from public utilities, under certain state-wide solar incentive programs.

Through electricity generation by solar electric systems that SunEdison operates in certain states in the U.S., including Maryland, New Jersey, California, Ohio and Colorado, SunEdison is credited with one REC for each 1,000 kilowatt-hour (or megawatt-hour) of electricity we produce. RECs represent the right to claim the environmental, social and other non-power qualities of the renewable electricity generation. At the appropriate time in construction of a solar power plant, SunEdison submits an application to the relevant state energy regulatory bodies. The solar power plant is inspected and if approved, SunEdison is qualified to receive RECs based on actual production in the future. A REC, and its associated attributes and benefits, can be sold with or separately from the underlying physical electricity associated with a renewable-based generation source. Buyers of these certificates are typically the utilities that can use the credits to offset state or public utility commission mandated environmental obligations that specify that a portion of their electricity must be generated by solar energy. Whenever possible, SunEdison enters into multi-year binding contractual arrangements with utility companies or other investors who purchase RECs at fixed rates. Sales directly to utilities are generally recorded at the time the required level of energy is generated, which in turn gives SunEdison the right to the REC. SunEdison has the legal and contractual right to transfer ownership of the REC to a third party under the terms of an agreement between SunEdison and the utility. Investors also purchase these certificates, typically under similar contracts. These investors then resell the certificates to end-user utilities or other companies.

In the event of under production of energy versus the contracted volume or inability to secure state validation, SunEdison may be required to purchase RECs on the spot market and transfer them to the contracted counterparty. Based on our operating experience, we believe that it is unlikely that SunEdison would be required to purchase a material amount of RECs to satisfy potential future contractual shortfalls.

SunEdison also receives renewable energy incentives from public utilities in the State of California in the form of PBIs under the California Solar Initiative ("CSI") program for the production of renewable energy. A fixed rate per kilowatt hour of actual solar energy production is paid in cash by the utilities over a 60 month period, and the incentive is not based or calculated on the cost to construct the solar power plant. The PBIs are not earned by SunEdison unless production actually occurs. There is no penalty under the PBI program if there is no electricity production. Production from SunEdison-operated systems is verified by an independent third party before billing to the utilities. Unlike RECs discussed above, PBIs are merely a cash incentive and are not tradable.

Suppliers and Raw Materials. For our SunEdison business, we procure modules through our OEM manufacturing relationships and also have a limited number of suppliers for modules, trackers and inverters. We generally enter into purchase agreements with one year terms with these suppliers. We believe this allows us to optimize system performance, reduce system costs and benefit from the long-term innovation and cost reduction trends of the solar industry. We also have a limited number of engineering, procurement and construction providers. Our solar module suppliers generally provide a 25-year limited warranty for power with a linear degradation factor and a ten year limited warranty for workmanship. We provide a similar warranty for our solar modules that we supply to our own solar energy projects or to third party purchasers of such modules. Inverter suppliers generally provide a performance guarantee in the form of a product workmanship warranty for between five and fifteen years. In the event that a module or inverter fails in the future, we will repair or replace the failed module or inverter and then look to the supplier for compensation. In the fourth quarter of 2010, we entered into an OEM module production arrangement to strengthen our supply chain and provide lower cost modules for use in our SunEdison business.

For our solar wafer production, the main raw material is polysilicon. We use two types of polysilicon: granular polysilicon and chunk polysilicon. We produce all of our requirements for granular polysilicon at our facility in Pasadena, Texas. Although we have produced chunk polysilicon in our Merano, Italy facility, we shuttered that facility in December 2011 as part of the restructuring and will close it unless dramatic feedstock, power and other cost reductions are achieved in the near term. We are now buying chunk polysilicon pursuant to short- to medium-term agreements with other polysilicon manufacturers. Chunk polysilicon can be substituted for granular polysilicon, although our manufacturing throughput and yields could be adversely affected. In February 2011, we announced the formation of a joint venture with Samsung Fine Chemicals Co. Ltd. ("Samsung Fine Chemicals") to produce high purity granular polysilicon to meet some of our internal polysilicon needs. We believe our ability to meet most of our polysilicon requirements through our in-house capabilities provides us with a potential advantage to compete more effectively. We obtain our requirements for several raw materials, equipment, parts and supplies for solar wafer manufacturing from some sole suppliers.

Sales, Marketing and Customers. SunEdison markets its solar energy generation, monitoring and maintenance services primarily through a direct sales force, and also through local or regional solar channel partners both domestically and internationally. A key element of our sales and marketing strategy is establishing and maintaining close relationships with our customers. We accomplish this through multi-functional teams of marketing, sales, technical, project finance and legal personnel.

Domestic Marketing and U.S. Customers. Our U.S. solar energy customers fall into three categories: (i) commercial customers, which principally include large, national retail chains and real estate property management firms; (ii) federal, state and municipal governments; and (iii) utilities.

For our commercial customers, our business model centers on entering into long-term power purchase agreements where our customers purchase electricity at a pre-determined price for an extended period of time, which may be up to 20 years. Under these arrangements, we generally agree to sell, and the customer agrees to buy, all of the electricity produced by a solar energy system which is installed on the rooftops of their stores or on their other property. We structure these contracts so that the customer pays us a price per kilowatt hour that is competitive with the price charged by the customer's local electric utility. Our commercial customers are primarily large companies that operate on a national or regional basis. These customers have certain attributes that make them good candidates for our services, such as multiple locations with large rooftops or unused land, strong credit quality, large electricity consumption requirements and appropriate load usage.

Our approach to government customers is similar to that with commercial customers. Government customers also purchase power under long-term power purchase agreements; however, our government customers generally tend to be interested in single large solar energy systems rather than systems at multiple locations. Our solar energy services provide several benefits tailored to government customers, including helping them to achieve renewable energy mandates and allowing them to benefit from solar tax incentives for which they would not otherwise qualify.

We typically enter into two kinds of agreements with utility customers—long-term power purchase agreements and agreements to sell RECs. Our power purchase agreements, similar to our agreements with commercial and government customers, provide for the sale of electricity to the utility at a contracted price, typically over a 20-year term. The benefits to our utility customers of entering into a power purchase agreement with us include: (i) our solar energy systems allow utilities to satisfy increasing interest by their customers and regulators in purchasing electricity generated by solar and other renewable energy sources; (ii) our distributed generation system can help utilities balance grid electricity demands and meet their ongoing generation, transmission and distribution requirements in order to supply electricity to their end-customers, while avoiding expensive and potentially difficult new generation, transmission and distribution investment and construction; and (iii) because the pricing of the electricity generated by our solar energy systems takes into account all available federal and state tax incentives, which certain not-for-profit utilities are not entitled to benefit from directly, our solar energy systems offer utilities a mechanism through which to indirectly benefit from these tax incentives. We sell RECs that are generated by our solar energy systems to utilities to assist them in complying with their renewable energy regulatory requirements that require them to produce a specified percentage of their electricity from renewable energy sources.

International Marketing and Foreign Customers. Until recently, SunEdison's international business operations have focused only in certain areas in Europe and Canada. Our growth in 2010 primarily reflected an increase in ground mount projects in Italy. Our growth in 2011 was primarily from an increase in utility projects in North America, and we expect our 2012 growth similarly to be focused in North America. The growth in our pipeline reflects continued activity in our historic markets, especially in North America, as well as expanding and developing our business in various parts of Asia. We believe this regional and market diversification will reduce country concentration risk and improve overall project returns.

In our international operations, we either develop projects ourselves or enter into strategic alliances or partnership arrangements with local project developers with extensive knowledge of the local licensing, permitting, land siting and other legal aspects of developing a solar energy system in each given country or region. Under these arrangements, our local partners generally obtain the necessary permits, authorizations, licenses and land rights for the development of the solar energy system, and we manage the engineering, construction, procurement, installation and financing of the solar energy system. We also may execute an operations and maintenance agreement to service the system for an extended period of time after construction.

Project Finance and Project Working Capital. Our SunEdison business model is to realize cash upon the completion of a solar energy system and the sale of the system or, in the event of a sale-leaseback financing or project that we elect to retain on our balance sheet, during the term of any related power purchase agreement. Typically, a construction financing facility is implemented prior to commencement of construction of the solar energy system, and for non-sale leaseback financed projects, long-term debt is arranged prior to commercial operation of the system and issued on or about the time of commercial operation or the sale of the system.

We utilize a variety of project- and debt-financing structures to arrange long-term financing for our systems, including construction finance. In the United States, our long-term financing primarily consists of selling the solar energy system to a third-party and leasing it back for an extended period of time. These leases are typically accounted for as capital leases or financing arrangements on our balance sheet. See Note 2 to Notes to Consolidated Financial Statements. Outside the U.S., we typically obtain term debt financing with a maturity date tied to the date the applicable feed-in tariff expires, and upon the sale of these systems, the new project owner acquires the term debt financing. Alternatively, in lieu of financing solar energy systems, we may choose to sell a portion of our systems portfolio to third parties. Outside the U.S., we generally sell projects outright to third parties, except in India and in South Africa where there is a partial equity holding requirement. Our currently known or anticipated market and liquidity risks are described more fully in "Item 1A. Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" in this 2011 Annual Report.

Operations and Maintenance of Solar Energy Systems. Our service personnel are responsible for the operation and maintenance of our portfolio of solar energy systems. We may also provide operations and maintenance services to solar energy systems that are neither owned nor installed by us. The services provided by our service team include the following:

- *Solar Monitoring.* Our renewable operations center provides monitoring of solar energy systems and measures output in 15-minute increments. This enables us to dispatch repair crews as needed based on system performance and conditions. Our customers are also able to access the data for their system remotely through our online customer portal. With the SunEdison Energy & Environmental Data System ("SEEDS"), our equipment and proprietary software platform used for remote monitoring and control of solar power plants, we are able to measure production, create customized reports, streamline billing and ensure efficient operation and maintenance.
- *Solar Production Assurance.* Our service contracts cover preventative maintenance to ensure the optimal level of performance and electrical generation for the solar energy system.

Competition. The solar power market in general competes with conventional fossil fuels supplied by utilities and other sources of renewable energy such as wind, hydro, biomass, concentrated solar power and emerging distributed generation technologies such as micro-turbines and fuel cells. Furthermore, the market for solar electric power technologies is competitive and continually evolving. We believe our major competitors in the solar energy services provider market include SunPower Corporation, First Solar, Inc., Sharp Corporation (Recurrent Energy), Phoenix Solar, Iberdrola Renewable Inc., JUWI Solar Gmbh and Solar City. We may also face competition from solar cell and module suppliers, who may develop solar energy system projects internally that compete with our product and service offerings, or who may enter into strategic relationships with or acquire other existing solar power system providers. We also compete to obtain limited government funding, subsidies or credits. In the large-scale on-grid solar power systems market, we face direct competition from a number of companies, including those that manufacture, distribute or install solar power systems, as well as construction companies that have expanded into the renewable sector and independent power producers. In addition, we will occasionally compete with distributed generation equipment suppliers.

We generally compete on the basis of the price of electricity we can offer to our customers; our experience in installing high quality solar energy systems that are generally free from system interruption and that preserve the integrity of our customers' properties; our continuing long-term solar services (operations and maintenance services); quality and reliability; the ability to serve customers in multiple jurisdictions; and the scope of our system monitoring and control services.

Seasonality. Our quarterly revenue and operating results for solar energy system installations are difficult to predict and have in the past and may in the future fluctuate from quarter to quarter due to changes in subsidies, as well as weather, economic trends and other factors. For example, in European countries with feed-in tariffs, the construction of solar power systems may be concentrated during the second half of the calendar year, largely due to periodic reductions of the applicable minimum feed-in tariff and the fact that the coldest winter months are January through March, which impacts the extent (or amount) of construction that occurs. In the United States, customers or investors will sometimes make purchasing decisions towards the end of the year in order to take advantage of tax credits or for other budgetary reasons.

Regulation

Our SunEdison business is not a "regulated utility" under applicable national, state or other local regulatory regimes where SunEdison conducts business. In the United States, SunEdison obtains exemptions from certain federal and state laws and regulations by establishing "Qualifying Small Power Production Facility" or "Exempt Wholesale Generator" status with the Federal Energy Regulatory Commission ("FERC") for all of its solar energy projects. These exemptions apply to the regulation of rates of electricity sales, and otherwise to federal and state laws regarding the financial and organizational regulation of electric utilities. For some of SunEdison's large utility-scale projects, the utility that is purchasing the energy must seek state regulatory approval of its power purchase agreements entered into with SunEdison. As SunEdison's utility-scale business grows to entail sales of electricity from solar energy systems greater than 20MW, SunEdison will need to seek and obtain "market-based rate authorization" from FERC in order to undertake wholesale sales of power from such large facilities. In Europe, Asia and Canada, SunEdison and its subsidiaries are also generally subject to the regulations of the relevant energy regulatory agencies applicable to all producers of electricity under the relevant feed-in tariff regulations (including the feed-in tariff rates).

Additionally, interconnection agreements are required for virtually all of SunEdison's projects. Depending on the size of the system and local law requirements, interconnection agreements are between the local utility and either SunEdison or its customer in the United States. In almost all cases, interconnection agreements are standard form agreements that have been by the local public utility commission ("PUC") or other regulatory body with jurisdiction over interconnection agreements. As such, no additional regulatory approvals are required once interconnection agreements are signed.

Research and Development

Semiconductor Materials. The semiconductor wafer market is characterized by continuous technological development and product innovation. We believe that continued and timely development of new products and enhancements to existing products is necessary to maintain our competitive position. Our goal in research and development is to maintain a close working relationship with our customers to continually develop new products and refine existing products to meet the needs of the marketplace. Our research and development model combines engineering innovation with specific commercialization strategies. Our model closely aligns our technology efforts with our customers' requirements for new applications. We accomplish this through a better understanding of our customers' technology requirements and through targeted research and development projects aimed at developing products to meet those technology requirements and applications. Some of these projects involve formal and informal joint development efforts with our customers.

In addition, in order to strengthen our customer relationships and interaction and to better target our research and development efforts, we assign research and development engineers to key customers worldwide. We do this through our Applications Engineering Group, in our research and development laboratories located in the United States, Italy, Japan, South Korea and Taiwan, as well as field and resident engineers located at strategic locations throughout the world. The primary purpose of the Applications Engineering Group is to establish a close, technical working relationship with our customers to obtain a better knowledge of our customers' materials requirements.

We devote a portion of our research and development resources to enhance our position in the crystal technology area. We have dedicated engineers and scientists, located in our St. Peters, Missouri, Merano, Italy and Chonan, South Korea facilities, to further our understanding of defect control and cost reduction. In conjunction with these efforts, we are developing wafering technologies to meet advanced flatness and particle requirements of our customers. In addition, we continue to focus on the development of our advanced epitaxial wafer technology with a dedicated staff of scientists located primarily in our St. Peters, Missouri, Novara, Italy and Utsunomiya, Japan facilities, who focus on the development of new epitaxial wafer products and cost reduction processes.

In addition to our focus on advancements in wafer material properties, we also continue to invest in research and development associated with larger wafer sizes. We produced our first 300 millimeter wafer in 1991 and continue to enhance our 300 millimeter technology program using our staff of research and development scientists, engineers and technicians located primarily in our St. Peters, Missouri and Utsunomiya, Japan facilities. In addition, we continue to focus on process design advancements to drive cost reductions and productivity improvements. We produced our first 450 millimeter wafer in 2008, but to date we have only produced minimal quantities of wafers at this size. We have also entered into a license agreement for certain layer-transfer wafer technology use in our SOI operations.

Solar Energy. The solar wafer market is characterized by intense cost pressures and competition from thin film technologies and other crystalline solar wafer suppliers. These intense cost pressures, and worldwide overcapacity, led us to commit to our December 2011 restructuring actions. We believe that the timely development of high productivity, lower cost processes, enhancements to existing products and development of new wafer products are essential to maintain our competitive position and to provide lower cost modules to our SunEdison projects. Our goal in solar materials research and development is to continually evaluate the wafer contribution to solar cell product performance and to develop products capable of enhancing solar cell performance while meeting the cost goals necessary to grow the solar market. We accomplish this by closely linking our research and development project and goals to the current and future technology requirements of our solar cell and module customers. Some of these projects involve formal and informal joint development efforts with our customers.

We also devote solar materials research and development resources in the areas of polysilicon production, crystallization, wafering and solar cells and modules. The research and development efforts in these areas are directed to overall cost reduction while improving the photovoltaic efficiency potential of the silicon wafer, reducing silicon wafer thickness, achieving technology differentiation and innovation. We have dedicated engineers and scientists, located primarily in our St. Peters, Missouri, Portland, Oregon, Pasadena, Texas and Merano, Italy facilities, to develop high productivity, low cost and ultrapure polysilicon fabrication processes. We also have research and development resources in India (design) and Singapore (quality). In conjunction with these efforts, we are developing high productivity, high recombination lifetime, low defect density multicrystalline and monocrystalline silicon crystallization processes using a team of engineers and scientists located primarily in our St. Peters, Missouri, Portland, Oregon and Kuching, Malaysia facilities. We are also continuing to ramp our own solar wafer (156 millimeter) manufacturing facility in Kuching, Malaysia, although such capacity ramp will be limited to 300MW. With our acquisition of Solaicx, we have a proprietary continuous crystal growth manufacturing technology which yields high-efficiency monocrystalline silicon wafers for the photovoltaic solar industry. Finally, we are developing wafering technologies that enable scaling to smaller wafer thickness while increasing the productivity of the wafering process, with both of these factors contributing to less silicon cost to our customer's solar product.

In addition, we work with key customers worldwide through our Product Development/Management (de facto Applications Engineering Group) and research and development engineers, leveraging our research and development laboratories. This enables us to establish a close, technical working relationships with our customers to obtain a better knowledge of our customers' solar materials requirements.

The Product Development and Product Management Groups for our Solar Energy business unit are focused on reducing the levelized cost of electricity in our photovoltaic installations. As a solar energy services provider, new technology evaluation is a critical part of this effort. The Product Development and Management Groups evaluate emerging industry solutions in the areas of module, inverter and balance of systems components. Technology evaluation is pursued through analysis, test, demonstration and development. SunEdison became a founding member of the Solar Technology Acceleration Center in Aurora, Colorado in 2008 in order to further this effort. The other founding partners include Xcel Energy and Abengoa Solar. Sponsoring partners include the National Renewable Energy Lab and the Electric Power Research Institute. In addition to external technology evaluation, the Product Development Group leads efforts to reduce the levelized cost of electricity through internal product development of system components, with particular emphasis on module mounting components.

The Solar Energy Product Development team also leads a cross functional continuous improvement process within the company to analyze and improve the performance of SunEdison's operational systems. This effort focuses on propagating best practices, increasing energy production and minimizing the frequency and impact of system outages. Through these combined efforts, SunEdison strives to reduce the cost of electricity delivered to our customers while improving the quality and reliability of our systems throughout their operational life.

Executive Officers of the Registrant

The following is information concerning our executive officers as of January 31, 2012.

Name	Age	All Positions and Offices Held with Registrant
Ahmad R. Chatila	45	President, Chief Executive Officer and Director
Kenneth H. Hannah	43	Executive Vice President; President—Solar Energy
Shaker Sadasivam	52	Executive Vice President—Semiconductors and Senior Vice President, Research and Development
Carlos Domenech	43	Executive Vice President; President—Solar Energy Asset Management
Mark J. Murphy	44	Senior Vice President and Chief Financial Officer
Sean Hunkler	49	Senior Vice President, Customer Advocacy
Bradley D. Kohn	43	Senior Vice President, General Counsel and Corporate Secretary
Stephen O'Rourke	47	Senior Vice President and Chief Strategy Officer
Matthew E. Herzberg	44	Senior Vice President and Chief Human Resources Officer
David A. Ranhoff	56	Senior Vice President, Sales & Marketing

Directors of the Registrant

The following persons are currently serving on our board of directors:

Name	Occupation
Peter Blackmore	President, CEO and Director ShoreTel, Inc.
Robert Boehlke	Chairman of Board of Directors Tessera Technologies, Inc.
Ahmad Chatila	President and CEO MEMC Electronic Materials, Inc.
Emmanuel T. Hernandez	Operating Partner Khosla Ventures (private investment firm)
John Marren, Chairman of the Board	Partner TPG Capital
Michael McNamara	Chief Executive Officer Flextronics International Ltd.
William E. Stevens	Chairman BBI, Group, Inc. (private equity investment firm)
Marshall Turner	Former Chairman and Chief Executive Officer Dupont Photomasks, Inc.
James B. Williams	Partner TPG Capital

Changes in Disagreements with Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We carried out an evaluation as of December 31, 2011, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2011, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based upon the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on management's assessment utilizing these criteria, we believe that, as of December 31, 2011, our internal control over financial reporting was effective.

(c) Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

CORPORATE OFFICE

MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376
(636) 474-5000
www.memc.com

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, L.L.C.
2 North LaSalle Street
P.O. Box A3504
Chicago, Illinois 60690-3504
(312) 360-5433
www.computershare.com

STOCKHOLDER INQUIRIES

Inquiries regarding address corrections, lost certificates, changes of registration, stock certificate holdings and other stockholder account matters should be directed to MEMC's transfer agent, Computershare Investor Services, L.L.C., at the address or phone number above.

COMMON STOCK LISTING

MEMC's common stock is traded on the New York Stock Exchange under the symbol "WFR". On March 31, 2012, the Company had 282 stockholders of record.

FORM 10-K

Stockholders may obtain a copy of MEMC's Annual Report on Form 10-K and related financial statement schedules for the year ended December 31, 2011, filed with the Securities and Exchange Commission, by visiting our website (www.memc.com), by writing MEMC's Investor Relations Department, 501 Pearl Drive, St. Peters, Missouri 63376, or by calling (636) 474-5000.

FINANCIAL INFORMATION

MEMC maintains a web page on the Internet at www.memc.com where we publish information, including earnings releases, other news releases and significant corporate disclosures.

CONTACT INFORMATION

All requests and inquiries should be directed to:

Bill Michalek
Director, Corporate Communications
MEMC Electronic Materials, Inc.
501 Pearl Drive
St. Peters, Missouri 63376
Tel: (636) 474-5000
Fax: (636) 474-5158
Email: invest@memc.com

STOCK PRICE PERFORMANCE GRAPH

The graph below compares cumulative total stockholder return with the cumulative total return (assuming reinvestment of dividends) of the S&P 500 Index, the S&P 500 Semiconductors Index and the TAN index. The information on the graph covers the period from December 31, 2006 through December 31, 2011. The stock price performance shown on the graph is not necessarily indicative of future stock price performance. Prepared by Standard and Poor's Capital 1Q 2/27/2012


Comparison of Cumulative Five Year Total Return
DOLLARS
250
200
150
100
50
0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
MEMC
S&P 500
S&P 500 Semiconductors
TAN Index

	INDEXED RETURNS					
	Base Period	**Years Ending**				
Company / Index	**12/31/2006**	**12/31/2007**	**12/31/2008**	**12/31/2009**	**12/31/2010**	**12/31/2011**
MEMC Electronic Materials, Inc.	**100**	226.09	36.48	34.80	28.77	10.07
S&P 500 Index	**100**	105.49	66.46	84.05	96.71	98.76
S&P 500 Semiconductors	**100**	111.98	60.76	97.81	108.77	111.21
TAN Index		**100**	44.03	51.46	36.79	13.47

STOCK INFORMATION

We have not paid any dividends on our common stock for the last two fiscal years. Our amended corporate credit facility prevents the payment of dividends on our common stock without prior consent. On March 30, 2012 the closing price of our common stock on the New York Stock Exchange was $3.61.

Financial Information

(This page has been left blank intentionally.)

Five Year Selected Financial Highlights

The following data has been derived from our annual consolidated financial statements, including the consolidated balance sheets and the related consolidated statements of operations, cash flows, and stockholders' equity and the notes thereto. The information below should be read in conjunction with our consolidated financial statements and notes thereto including Note 2 related to significant accounting policies.

	2011[1]	2010 [1]	2009[1]	2008	2007
(in millions, except per share and employment data)					
Statement of Operations Data:					
Net sales[2]	$ 2,715.5	$ 2,239.2	$ 1,163.6	$ 2,004.5	$ 1,921.8
Gross profit	294.9	337.1	128.1	1,004.8	1,000.5
Marketing and administration[3]	352.8	267.0	161.9	106.5	111.3
Research and development	87.5	55.6	40.4	40.8	39.3
Goodwill impairment charges (see Note 3)	440.5	—	—	—	—
Restructuring charges (see Note 3)	350.7	5.3	28.4	4.3	—
Long-lived asset impairment charges (see Note 3)	367.9	—	24.6	—	—
Operating (loss) income	(1,300.5)	21.1	(127.2)	853.2	849.9
Non-operating expense (income)[4]	83.6	33.6	(27.0)	268.2	(261.9)
Net (loss) income attributable to MEMC stockholders[5],[6],[7]	(1,536.0)	34.4	(68.3)	387.4	826.2
Basic (loss) income per share	(6.68)	0.15	(0.31)	1.71	3.66
Diluted (loss) income per share	(6.68)	0.15	(0.31)	1.69	3.56
Balance Sheet Data:					
Cash and cash equivalents	585.8	707.3	632.7	988.3	859.3
Restricted cash and short-term and long-term investments[8]	178.9	103.7	317.2	432.8	457.1
Working capital	449.0	453.2	740.5	981.6	1,145.3
Total assets	4,881.6	4,611.9	3,566.5	2,936.7	2,887.2
Long-term debt and capital lease obligations (including current portion)	571.4	26.9	30.6	32.2	30.9
Solar energy system debt, financings and capital lease obligations	1,355.4	655.8	386.0	—	—
Total MEMC stockholders' equity	737.9	2,251.7	2,168.6	2,082.0	2,035.0
Other Data:					
Capital expenditures	452.5	352.0	225.4	303.6	276.4
Construction of solar energy systems	598.1	280.1	28.0	—	—
Employees	6,350	6,500	5,100	4,900	5,400

(1) Includes the operating results of various acquisitions since their acquisition date. See Note 3.

(2) Includes $175.7 million of revenue recognized in 2011 for the Suntech contract resolution. See Note 19.

(3) In 2011, $26.3 million in adjustments were made to the fair market value of contingent consideration related to acquisitions, which were recorded as a reduction to marketing and administration expense.

(4) (Losses) gains of ($4.8) million, ($14.0) million, $5.4 million, ($292.5) million and $220.8 million were recorded to non-operating expense (income) in 2011, 2010, 2009, 2008 and 2007, respectively, due to the mark-to-market adjustment related to a warrant received from Suntech. Also included in 2011 is an $11.6 million impairment charge recorded during the fourth quarter of 2011 of an investment accounted for under the cost method. See Notes 3 and 7.

(5) Includes $67.3 million of impairment charges in 2011 of our investment in two joint ventures. See Notes 3 and 7.

(6) Includes net income tax expense of $368.5 million recorded in 2011 for the net valuation change in deferred tax assets. See Note 16.

(7) Includes net income tax benefit of $15.5 million in 2010 resulting from conclusion of the Internal Revenue Service ("IRS") examination for the 2007 and 2006 years. Also includes increase in income tax expense of $18.1 million in 2009 related to various cost allocation and taxable income adjustments attributable to our foreign operations and decrease in income tax expense of $29.5 million in 2008 due to the closure of the IRS examination of the 2005 and 2004 years.

(8) Amount includes investments measured at fair value on a recurring basis and time deposits, and excludes investments accounted for under the equity method and cost investments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

MEMC is a global leader in the development, manufacture, and sale of silicon wafers, and with the acquisition of SunEdison in 2009, a major developer and seller of photovoltaic energy solutions. Through SunEdison, MEMC is one of the world's leading developers of solar energy projects and, we believe, one of the most geographically diverse. MEMC's technology leadership in silicon and downstream solar are enabling the company to expand its customer base and lower costs throughout the silicon supply chain.

As of December 31, 2011, MEMC was organized by end market, with three business segments: Semiconductor Materials, Solar Materials, and Solar Energy. Semiconductor Materials provides silicon wafers ranging from 100 millimeter (4 inch) to 300 millimeter (12 inch) as the base material for the production of semiconductor devices. Solar Materials manufactures and sells silicon wafers for solar applications, primarily 156 millimeter. Solar Energy is comprised of the SunEdison solar energy business unit and designs, develops and constructs solar energy systems.

We experienced annual sales growth in 2011 compared to 2010, with revenues in 2011 of $2.7 billion compared to $2.2 billion in 2010. Year over year fourth quarter sales increased in our Solar Energy segment; however, unfavorable market conditions led to a significant decline in Solar Materials revenues and lower Semiconductor Materials revenues during this same period.

In March 2011, we issued $550.0 million of 7.75% senior notes due April 1, 2019. We used the net proceeds for general corporate purposes, including working capital, capital expenditures, the construction of solar power projects, acquisitions, investments, strategic transactions and joint ventures. In addition, we amended and restated our corporate credit facility in March 2011. The amended and restated facility provides for total borrowings of up to $400 million. See Note 13 for further discussion. We expect continued growth in our downstream solar business which will require us to access the debt and capital markets in the future to fund related working capital needs. However, if we are unable to return to profitability or if market conditions further deteriorate, there can be no assurance that such financing will be available to us or at terms that we find acceptable.

The solar industry experienced a significant downturn in the second half of 2011, including sharp reductions in pricing of solar modules, solar cells, solar wafers, polysilicon, and to a lesser extent, solar systems, leading to a dramatic decline in profitability versus prior years, and we incurred a net loss of $1.5 billion for the year ending December 31, 2011. Although we believe the current semiconductor downturn is cyclical, we view the solar market changes as a prolonged market dislocation. While a decline in solar module pricing may benefit our Solar Energy segment, the sharp decline throughout the rest of the solar supply chain was detrimental to our Solar Materials business given its significant exposure to external wafer sales. As a result, during the fourth quarter of 2011, in order to better align our business to current and expected market conditions in the semiconductor and solar markets, as well as to improve the company's overall cost competitiveness and increase cash flow generation across all segments, MEMC committed to a series of actions to reduce the company's global workforce, right size its production capacity and accelerate operating cost reductions in 2012 and beyond (the "2011 Global Plan"). These actions include:

- Reducing the company's total workforce by approximately 1,400 persons worldwide, representing approximately 20% of the company's employees. Of the reductions, over 80% are within the Semiconductor Materials and Solar Materials segments;
- Shuttering the company's Merano, Italy polysilicon facility as of December 31, 2011, reducing production capacity at our Portland, Oregon facility and limiting the ramp of the Kuching, Malaysia wafering facility;
- Reducing activity with our joint venture partners, resulting in impairments of some of our investments;
- Scaling back our future purchase requirements of raw materials and other inputs to the manufacturing processes to lower our future capacity and execute on our strategic shift to primarily supply wafers for internal consumption by SunEdison; and
- Consolidating the operations of our Solar Materials segment and our Solar Energy segment into a single Solar Energy business unit, effective January 1, 2012.

The downturn in the solar industry also impacted the estimated fair value of our solar businesses and consequently, the estimates of the value of our goodwill as well as the recoverability of other assets, including deferred tax assets. Due to the adverse solar industry macro and micro-economic conditions combined with our restructuring activities, we recorded significant restructuring, impairment and other charges during the three months period ended December 31, 2011. See Note 3.

We expect annual pre-tax operating benefits upon the substantial completion of our restructuring activities, which we expect to occur by the end of 2012, of approximately $175 million.

In light of current and anticipated market conditions, we are focused on effective cash management and liquidity. In addition to taking the actions set forth in the 2011 Global Plan, we have developed a strategic plan for the ongoing operation of our businesses designed to improve our performance and address the challenges within our industries. Our business strategy is designed to address the most significant opportunities and challenges facing the company. In particular, our key challenges include:

- Managing cash flow and mitigating liquidity risks, including the completion of a rigorous assessment of our current liquidity, the level of committed financing prior to commencement of project construction and managing the timing of expenditures for the construction of solar energy systems as compared to receipts from final sale or financing;
- Executing our restructuring plans set forth in the 2011 Global Plan to position the company for market recovery, and achieving significant operational savings prior to such recovery;
- Focusing on semiconductor market share gains, with particular focus on profitable expansion of our 300mm business; and
- Optimizing solar project pipeline development and achieving future growth in solar systems sales, while focusing on the disposition of solar systems held for sale in as timely a manner as is appropriate in the circumstances.

Semiconductor Materials Segment

The Semiconductor Materials segment increased sales by 3.1% in 2011 primarily due to favorable pricing, offset partially by lower volume. Profitability declined in 2011 due to the impact of the Japan earthquake during the first half of 2011, unfavorable foreign exchange impacts and softening demand in the second half of 2011. Restructuring efforts, which we expect to benefit long-term operating results, were undertaken in the fourth quarter of 2011 in response to a sales decline caused by the market downturn.

During 2011, we expanded our capabilities related to the production of larger diameter wafers (200mm and 300mm) as our Ipoh, Malaysia plant continued to ramp. Actions to consolidate worldwide equipment (primarily from the U.S.) to the Ipoh plant is ongoing, and we expect to be substantially complete by the end of 2012. Complementing this increase in larger diameter capacity is the completion of the first phase of installation of 300mm production capacity at our Korean facility.

We have committed to actions to reduce overall manufacturing costs across our global semiconductor sites, and to realign certain general and administrative expenses due to various market developments. Future profitability, in light of current market conditions, is dependent on these restructuring actions initiated in the fourth quarter of 2011, which will continue into 2012.

Solar Materials Segment

For the year, revenue in the Solar Materials segment increased by 16% in 2011 over fiscal 2010 through increased wafer volume to an expanded customer base. Higher internal polysilicon production volume and an increase in third party wafer manufacturing were used to meet these increased volumes. However, wafer prices declined significantly due to softening demand and overcapacity, and wafer conversion costs increased internally and at non-strategic third party wafer manufacturers, both of which contributed to weaker segment margin year over year. Our solar wafer average selling prices in 2011 were approximately 53% lower in the fourth quarter of 2011 as compared to the fourth quarter of 2010. The adverse market conditions and dramatic price decrease led to a significant decline in operating margins for the year and to negative margins during the second half of 2011.

Due to the pricing pressures and unfavorable market conditions discussed above that worsened further in the fourth quarter of 2011, we took actions to restructure the business unit. Our actions included reducing worldwide headcount of this business unit, reducing polysilicon and wafer production capacity to achieve a more balanced, flexible and cost efficient supply chain and restructuring uncompetitive supply contracts. The price declines and resulting restructuring actions resulted in long-lived asset impairment and restructuring charges of $652.9 million being recorded in the fourth quarter of 2011. Also in the third quarter of 2011, as a result of the severe decline in wafer prices, we performed an interim goodwill impairment test for our Solar Materials segment, which resulted in an impairment of the reporting unit's goodwill of $56.4 million.

We continue to execute strategies aimed at reducing internal polysilicon and wafer production costs. We believe our restructuring actions will reduce our costs, improve our competitiveness and increase future cash flow generation. However, in the event of a protracted downturn, there can be no assurances that these actions will be successful. Going forward, solar wafer sales to external parties are expected to decline to minimal levels due to the company's strategic shift to primarily supplying wafers for internal consumption by SunEdison. We continue to make progress on improving manufacturing efficiencies at our solar wafering facility in Kuching, Malaysia in order to achieve lower production costs and lessen our dependence on third party wafer manufacturers, though we have scaled back the speed and size of that plant expansion due to the availability of lower cost alternatives at this time.

In September 2011, we executed a Supply and License Agreement with our joint venture partner, Samsung Fine Chemicals Co. Ltd. (the "SMP JV"). We will license and sell to the joint venture technology and related equipment used for producing polysilicon. The SMP JV, once operational, is expected to increase our access to solar grade polysilicon at a substantially lower cost. Our total cash commitments, inclusive of the $13.8 million invested thus far, are expected to be approximately $175.0 million through 2013. We expect to fund $107.0 million of our commitments in 2012.

Solar Energy Segment (SunEdison)

As noted above, conditions in the entire solar industry deteriorated during 2011, including the selling prices of solar energy systems. These declines were due to continued softening in demand for solar energy systems, including recent announcements of decreases in government funded solar energy subsidies. Because of these economic factors, as well as the downturn in the Solar Materials business and the late year softening demand in the Semiconductor Materials business, our consolidated operating results and consolidated market capitalization continued to deteriorate during the latter half of 2011. As a result, the estimated fair value of the Solar Energy segment at December 31, 2011 was below the estimated fair value of the net assets, and accordingly, the fair value of the goodwill was estimated to be zero. The goodwill of the Solar Energy reporting unit of $384.1 million was impaired in the three months ended December 31, 2011.

In 2011, SunEdison continued its trend of sales growth, however, operating losses increased because of the goodwill impairment discussed above and higher additional marketing and administration costs as we increased staffing and infrastructure to support planned growth. Sales increased in North America through ground mount projects in the U.S. and Canada. We have also started to develop several projects in Asia and continue to evaluate project development opportunities in South America, the Middle East and Africa. During 2011, revenues were recognized for direct sales on 33 projects totaling 168.6 MW, of which 16 projects totaling 76.5MW were sold in Europe.

In 2011, SunEdison secured multiple sources of financing for solar energy systems through equity investments by joint venture partners, sale and leaseback facilities, a revolving line of credit, and construction and term loan facilities. As a result of a downgrade on February 22, 2012 of MEMC's Corporate Family Rating and 2019 Senior Notes by Moody's Investors Service, the counterparty to our $300.0 million non-recourse project construction financing revolver has a draw stop provision that disallows further draws under this revolver. The remaining available capacity under our other facilities will help meet a portion of our current and near term project financing needs in existing markets. We believe that access to competitive capital financing will remain a key differentiator in the solar energy industry, and we are continuously expanding our financing breadth and global capabilities in order to secure project financing for 2012 and beyond. Our Solar Energy business will require access to additional capital to fund projected future growth. The total capital necessary will be driven primarily by the amount of megawatts of energy producing assets installed and interconnected. We expect year end cash on hand, 2012 operating cash flows, project finance debt, and our corporate credit facility to provide sufficient capital to support the construction phase of currently planned projects for 2012 and otherwise meet capital needs for 2012. We expect ongoing efforts to secure more capital, including sources of non-recourse project capital, to generate sufficient resources to support growth. However, there can be no assurances that such financing will be available to us or at terms that we find acceptable.

As of December 31, 2011, SunEdison had a project pipeline of approximately 3.0 gigawatts ("GW"), as compared to 1.4GW of project pipeline as of December 31, 2010. We acquire pipeline and also grow it organically. A majority of the 2011 increase in pipeline is due to acquisitions. The December 31, 2011 project pipeline includes projects under construction totaling 255.1MW. A solar energy system project is classified as "pipeline" when SunEdison has a signed or awarded power purchase agreement (PPA) or other energy off-take agreement or has achieved each of the following three items: site control, an identified interconnection point with an estimate of the interconnection costs, and an executed energy off-take agreement or the determination that there is a reasonable likelihood that an energy off-take agreement will be signed. "Under construction" refers to projects within pipeline, in various stages of completion, which are not yet operational. There can be no assurance that pipeline will be converted into completed projects or generate revenues or that we can obtain the necessary financing to construct these projects.

RESULTS OF OPERATIONS

Net sales by segment in the years ended December 31, 2011, 2010 and 2009 were as follows:

Net Sales	**2011**	**2010**	**2009**
Dollars in millions			
Semiconductor Materials	$ 1,023.1	$ 992.6	$ 586.3
Solar Materials	957.4	826.1	573.5
Solar Energy	735.0	420.5	3.8
Total Net Sales	$ 2,715.5	$ 2,239.2	$ 1,163.6

Semiconductor Materials

The increase in Semiconductor Materials net sales in 2011 compared to 2010 was due to wafer price increases totaling $43.4 million and improved wafer product mix of $4.3 million, offset by lower product volume sales totaling $17.7 million. Price increases occurred across all wafer diameters while the volume decrease was across all diameters except 300mm wafers. Overall volume was down 2% as compared to 2010, and the 2011 overall average wafer selling prices were approximately 5.3% higher than the average selling prices for 2010. However, the average wafer selling prices declined 5% in the fourth quarter of 2011 as compared to the average wafer selling price in the third quarter of 2011, and we do not expect pricing levels to rebound until the second half of 2012.

The increase in Semiconductor Materials sales in 2010 versus 2009 was primarily the result of volume increases of $342.5 million and pricing increases of $61.7 million. Volume and price growth occurred across all wafer diameters in 2010. Our overall wafer average selling price in 2010 was approximately 8.7% higher than our overall wafer average selling prices for 2009. Wafer sales volume was up 55.8% in 2010.

Solar Materials

The increase in Solar Materials net sales in 2011 as compared to 2010 was primarily the result of $148.2 million in solar wafer volume increases and $175.7 million recognized for the Suntech contract resolution, offset partially by solar wafer price declines of $200.3 million. Due to the downturn in the solar wafer market, our solar wafer average selling prices in 2011 were approximately 21% lower than 2010 and were 53% lower in the fourth quarter of 2011 as compared to the fourth quarter of 2010.

The increase in Solar Materials sales from 2009 to 2010 was primarily the result of wafer volume increases of $368.6 million partially offset by a wafer pricing decline of $141.2 million over the prior year. The increase in sales was driven by increased volumes to an expanded wafer customer base.

Solar Energy (SunEdison)

The increase in Solar Energy sales from 2010 to 2011 reflects the sale of solar energy systems totaling 168.6MW during 2011 versus 83.4MW during 2010. Also included in 2011 sales is project revenue recognized under the percentage of completion and installment method of $54.0 million and $28.5 million, respectively, with no corresponding projects eligible for recognizing revenues under these methods in 2010. See "Summary of Significant Accounting Policies - Revenue Recognition" in Note 2. Also contributing to the increase in net sales was a $26.6 million increase in energy production revenue from $48.3 million in 2010 to $74.9 million in 2011. As of December 31, 2011 and 2010, $138.0 million and $63.2 million, respectively, of revenue related to solar energy system direct sales was deferred because of certain guarantees and indemnifications.

Solar Energy segment net sales do not include cash proceeds from financing sale-leasebacks of $511.9 million and $160.8 million during 2011 and 2010, respectively, because these transactions resulted in the retention of assets on our balance sheet along with the related non-recourse debt. See Note 2. The increase of $351.1 million of financing sale-leasebacks is attributable to continued growth in our North American markets including a higher mix of larger utility scale projects. In the near term, we expect our sales will be predominately in the North American markets given the economic uncertainties in Europe.

Solar Energy net sales of $420.5 million for the year ended December 31, 2010 consisted mainly of the completion and sale of 17 solar energy systems, totaling 83.4MW. Net sales also included revenues of $48.3 million from energy production. Sales for 2009 only included activities from the date we acquired SunEdison on November 20, 2009.

Net Sales by Geographic Area:

We operate in all the major semiconductor and solar-producing regions of the world, with approximately 84% of our 2011 net sales to customers located outside the United States. Net sales by geographic region for each of the last three years were as follows:

	For the year ended December 31,		
	2011	2010	2009
Dollars in millions			
United States	$ 447.5	$ 242.8	$ 154.7
China	598.8	415.8	296.5
Korea	237.1	176.9	91.4
Taiwan	530.0	549.4	333.9
Italy	375.6	385.3	20.8
Other foreign countries	526.5	469.0	266.3
Total	$ 2,715.5	$ 2,239.2	$ 1,163.6

Net sales are attributed to countries based on the location of the customer.

Gross Profit	2011	2010	2009
Dollars in millions			
Cost of Goods Sold	$ 2,420.6	$ 1,902.1	$ 1,035.5
Gross Profit	294.9	337.1	128.1
Gross Margin Percentage	10.9%	15.1%	11.0%

For the year ending December 31, 2011, the Semiconductor Materials segment's gross profit dollars were negatively impacted by lower sales volumes, unfavorable foreign currency effects, inventory charges related to supplies, ramp costs at our Ipoh, Malaysia facility, and the March 2011 earthquake in Japan, offset partially by improved pricing on wafers and lower costs for polysilicon. The Solar Materials segment's margins in 2011 were significantly impacted by the sharp decline in solar wafer pricing during the second half of the year, which was only partially offset by lower costs of solar wafers, increased sales volume, and $175.7 million in revenue recognized on the resolution of the Suntech contract. Additionally, inventory write-downs of $107.0 million were recorded during 2011 due primarily to the sharp decline in solar wafer pricing and the underutilization of our Kuching solar wafering plant as we ramped production and implemented new technologies. Solar Materials gross profit was also unfavorably impacted by $37.4 million in unfavorable charges recorded to cost of goods sold related to the estimated probable shortfall of our purchase obligations associated with certain agreements. Solar Energy gross profit dollars increased over the prior year primarily due to increased energy sales. Solar Energy gross margin percentage, however, has decreased partially due to a larger number of projects under which revenue was deferred generally to the extent of our gross profit because of guarantees and indemnifications. See Note 19.

The increase in our gross profit dollars and gross margin percentage for 2010 from 2009 was primarily the result of Semiconductor Materials volume increases and productivity improvements. Gross profit for our Solar Materials segment decreased due to higher wafer conversion costs and lower average wafer pricing. The increase in gross profit was also affected by a charge for an adverse annual long-term purchase obligation of $15.9 million in 2009, which was only $5.8 million in 2010. Finally, the gross profit in 2010 was impacted by the inclusion of SunEdison as of November 2009.

Marketing and Administration	2011	2010	2009
Dollars in millions			
Marketing and Administration	$ 352.8	$ 267.0	$ 161.9
As a Percentage of Net Sales	13.0%	11.9%	13.9%

The increase in marketing and administration expenses from 2010 to 2011 is primarily the result of an increase of Solar Energy segment costs of approximately $88 million related to the continued investment in staffing, infrastructure and other project development to drive system growth, including the construction and execution of sale-leaseback projects, which have significantly increased over the prior year. The increase in sale-leasebacks has a negative impact on marketing and administration expenses as a percentage of sales given that revenue is not recorded upon the sale of solar energy systems under our sale-leasebacks. Also driving the increase is $8.6 million of net unfavorable legal verdicts and settlements recorded in 2011 and $11.3 million of incremental costs incurred as a consequence of the Japan earthquake that were expensed as incurred, which was partially offset by the favorable fair value adjustments on certain acquisition contingent consideration of $26.3 million. The remaining increase is related to general overhead costs and professional services in the Corporate, Solar Materials and Semiconductor Materials segments.

The increase in marketing and administration expenses for the year ended December 31, 2010 resulted from the inclusion of SunEdison and Solaicx costs of $84.5 million, as well as an increase in freight and logistics costs of $15.2 million related to the increase in sales. The remaining difference is mainly due to increased employee benefits and stock compensation expenses (including expenses related to restricted stock units granted to SunEdison employees in 2009) as a result of growth in corporate functions to support the business units.

Research and Development	2011	2010	2009
Dollars in millions			
Research and Development	$ 87.5	$ 55.6	$ 40.4
As a Percentage of Net Sales	3.2%	2.5%	3.5%

R&D expenses consist mainly of product and process development efforts to increase our capabilities in each of our business units. The increases in R&D expenses in 2011 are primarily due to technology developments to lower the cost of energy delivery at the solar energy systems level, primarily in the Solar Materials segment. Overall spend on R&D in 2012 is expected to decrease from 2011 amounts, particularly as it relates to solar wafering.

The increases in R&D expenses in 2010 compared to the prior year were attributable to efforts relating to emerging technologies included primarily in the Solar Materials segment.

Goodwill Impairment Charges	2011	2010	2009
Dollars in millions			
Goodwill Impairment Charges	$ 440.5	$ —	$ —
As a Percentage of Net Sales	16.2%	—%	—%

As previously discussed, the solar industry experienced a significant downturn in the second half of 2011, including sharp reductions in pricing of solar modules, solar cells, solar wafers, polysilicon, and to a lesser extent, solar systems, leading to a dramatic decline in profitability versus prior years. Additionally, because of these economic factors, our market capitalization deteriorated significantly. Our goodwill impairment tests performed for the Solar Materials and Solar Energy segments determined that estimated fair value of these segments was below the estimated fair value of their net assets. As a result, goodwill impairment charges of $56.4 million and $384.1 million were recorded to the Solar Materials and Solar Energy segments, respectively, during the third and fourth quarter of 2011. As of December 31, 2011, our recorded goodwill is zero.

Restructuring Charges	2011	2010	2009
Dollars in millions			
Restructuring Charges	$ 350.7	$ 5.3	$ 28.4
As a Percentage of Net Sales	12.9%	0.2%	2.4%

During the fourth quarter of 2011, in response to the current and expected difficult market conditions in the semiconductor and solar markets as well as to improve the company's overall cost competitiveness and increase cash flow generation across all segments, MEMC committed to a series of actions to be taken that will reduce the company's global workforce, right size its production capacity and accelerate operating cost reductions in 2012 and beyond. Restructuring charges consist of $62.1 million of severance and other one-time benefits for terminated employees under the 2011 Global Plan, $226.4 million of contract settlement, cancellation or termination payments and penalties (see Note 21), as well as $51.0 million of other one-time charges as a result of our committed actions above. In addition, $11.2 million of additional restructuring charges were recorded during 2011 related to the 2009 U.S. Plan (discussed below) and other 2011 restructuring activities.

Previously, in order to better align manufacturing capabilities to projected demand, MEMC committed to workforce reductions during the first and second quarters of 2009 (the "2009 Global Plan") related to the Semiconductor Materials segment. In September 2009, MEMC committed to actions to reduce manufacturing costs by shifting manufacturing from our St. Peters, Missouri and Sherman, Texas facilities to other locations closer to a number of MEMC's customers in the Asia Pacific region (the "2009 U.S. Plan"). MEMC has provided and paid severance benefits to those terminated under the 2009 Global Plan and will provide severance benefits to those employees who will be terminated under the 2009 U.S. Plan. The 2009 Global Plan was completed by June 30, 2009. We expect the 2009 U.S. Plan to be substantially completed in 2012.

Long-lived Asset Impairment Charges	2011	2010	2009
Dollars in millions			
Long-lived Asset Impairment Charges	$ 367.9	$ —	$ 24.6
As a Percentage of Net Sales	13.5%	—%	2.1%

Due to the significance of the market downturn, we performed an asset impairment analysis of the polysilicon production assets at our Merano, Italy facility, and the wafering assets at our Portland, Oregon, Kuching, Malaysia and St. Peters, Missouri facilities. We reduced the net carrying value of the Merano assets to an estimated salvage value. For our wafering assets, we estimated the fair value of the asset group using discounted expected cash flows and recorded an impairment charge for the amount of excess of fair value over the net carrying value of the asset group. We developed our expected cash flows based on assumptions that are consistent with our current forecast operating matrices. Cash flows cover a time period that coincides with the estimated remaining useful life of the primary assets, and a probability factor was assigned to the cash flow scenarios to derive the expected present value based on a risk-free discount rate.

Insurance Recovery	2011	2010	2009
Dollars in millions			
Insurance Recovery	$ (4.0)	$ (11.9)	$ —
As a Percentage of Net Sales	0.1%	0.5%	—%

During the fourth quarter of 2011, we recorded income of $4.0 million for an insurance claim to recover a portion of our losses related to the disruption in production at our Utsunomiya, Japan manufacturing facility as a result of the March 2011 Japan earthquake.

During the second quarter of 2010, we received $11.9 million in net insurance proceeds from our business interruption lost profits claim related to the disruption in production at our Pasadena, Texas facility as a result of Hurricane Ike in 2008. Of this amount, $8.0 million was recorded to our Semiconductor Materials segment and $3.9 million was recorded to our Solar Materials segment based on the amount of polysilicon used in each of the segments.

Operating (Loss) Income	2011	2010	2009
Dollars in millions			
Semiconductor Materials	$ (31.1)	$ 68.2	$ (205.6)
Solar Materials	(665.7)	86.9	184.4
Solar Energy	(478.3)	(10.7)	(6.2)
Corporate and other	(125.4)	(123.3)	(99.8)
Total Operating (Loss) Income	$ (1,300.5)	$ 21.1	$ (127.2)

During the year ending December 31, 2011, we incurred an operating loss of $1,300.5 million as compared to $21.1 million of operating income in 2010. The decrease in operating income was primarily due to restructuring, impairment and other charges of $1,334.7 million recorded during the year ending December 31, 2011 and significant reductions in gross profit dollars.

During 2010, our consolidated operating income represented an improvement of $148.3 million over 2009. These improvements were the net results of the changes in gross profit dollars and operating costs.

Semiconductor Materials Segment

The decrease in our Semiconductor Materials operating (loss) income from income of $68.2 million in 2010 to a loss of $31.1 million in 2011 is primarily due to $44.5 million of restructuring charges recorded during 2011, inventory write-downs, lower sales volumes, the impact of unfavorable foreign currency exchange, ramp costs at our Ipoh, Malaysia facility, and the March 2011 earthquake in Japan, offset only partially by improved average pricing on wafers and lower costs for polysilicon.

The change in our Semiconductor Materials operating income from a loss of $205.6 million in 2009 to income of $68.2 million in 2010 was the result of revenue growth, pricing and productivity improvements and lower restructuring costs. In 2010, our factories were running at higher utilization rates, resulting in lower per unit costs compared to the prior year. Restructuring and impairment charges in 2010 were $5.3 million, compared to $53.0 million in 2009. Pre-operating start-up costs for our new manufacturing facility in Ipoh, Malaysia, which became operational in 2010, were flat in 2010 compared to 2009.

Solar Materials Segment

The decrease in our Solar Materials operating (loss) income from $86.9 million of operating income in 2010 to a $665.7 million loss in 2011 is largely attributable to $300.6 million of restructuring charges, $353.6 million of long-lived asset impairments and $56.4 million impairment of goodwill recorded during 2011. Also contributing to the operating loss for 2011 was the sharp decline in solar wafer pricing, inventory write-downs of $107.0 million, including unfavorable production variances at our Kuching, Malaysia solar wafering facility as it ramped during 2011, and $37.4 million of estimated obligations for purchase shortfalls from our long-term raw material purchase agreements. These were offset partially by $175.7 million of revenue recognized on the Suntech contract resolution, year-over-year increased sales volume and lower costs of solar wafers.

The decrease in our Solar Materials operating income from $184.4 million in 2009 to $86.9 million in 2010 was the result of wafer pricing declines and cost increases, only partially offset by volume growth and productivity improvements. Our volume growth was offset by a 15% decline in wafer pricing as well as a 22% increase in wafer conversion cost in 2010 compared with 2009.

Solar Energy Segment (SunEdison)

Our Solar Energy segment had an operating loss of $478.3 million in 2011 compared to an operating loss of $10.7 million in 2010. The Solar Energy segment operating loss for the current year was significantly impacted by a goodwill impairment charge of $384.1 million. The Solar Energy segment's operating results are highly dependent upon the timing of system sales and revenue recognition requirements related to the terms of sales agreements and type of project finance method utilized, as well as completed and uncompleted projects. Revenue and income recognition in any given period may differ due to the timing of installation, related expenditures, system warranty and indemnity provisions and the type of financing obtained. The operating loss for 2011 was attributable in part to the timing of revenue and profit recognition on direct sale projects for which we received the full contract price, but were unable to record that amount as revenue or recognize margin because of real estate revenue recognition requirements. For the years ending December 31, 2011 and 2010, we did not recognize approximately $78.5 million and $62.9 million, respectively, of expected gross margins on in process or completed projects with executed sales agreements which we expect to be recognized at a later date. We also received cash proceeds of $511.9 million and $160.8 million in 2011 and 2010, respectively, for our executed financing sale-leasebacks, which are collateralized by the system assets with a historical cost basis of $338.0 million and $119.4 million in 2011 and 2010, respectively. At the end of the lease, we expect to recognize a net gain from the extinguishment of the financing leaseback debt partially offset by the write-off of the remaining net book value of the system asset. Additionally, the Solar Energy segment has incurred higher operating costs related to the continued investment in staffing, infrastructure and other project development costs and fees, including the construction and execution of sale-leaseback projects, which have significantly increased over the prior year.

Our Solar Energy segment had an operating loss of $10.7 million for the year ended December 31, 2010 compared to a loss of $6.2 million for the one month in 2009 after the closing of the SunEdison acquisition. Operating loss for 2010 was attributable, in part, to the timing of revenue and profit recognition on direct sale projects that were sold in which the full contract price was received but did not achieve full revenue recognition under real estate sales accounting. Because of certain production and uptime guarantees, $63.2 million of the total cash proceeds was deferred and will be recognized as revenue at a later date, net of actual costs for the guarantees.

Corporate and other

Corporate and other expenses are mainly comprised of substantially all of our stock-based compensation expense, general corporate marketing and administration costs, research and development administration costs, legal and tax professional services and related costs, salary and other personnel costs, and other items not reflected in the segments. As a percentage of consolidated net sales, Corporate and other expenses were 4.6%, 5.5% and 8.6% for 2011, 2010 and 2009, respectively.

Corporate and other expenses increased slightly over 2010 primarily due to $8.6 million of net legal proceeding verdicts and settlements during 2011, offset partially by lower professional fees and stock-based compensation expense. The legal expenses recorded to Corporate related to activities and business decisions of the corporate operations.

Corporate and other expenses increased $23.5 million from $99.8 million in 2009 to $123.3 million in 2010. The increase was mainly the result of a $13.5 million increase in stock compensation expense from $27.3 million in 2009 to $40.8 million in 2010, primarily related to the restricted stock units granted to SunEdison and Solaicx employees upon consummation of those acquisitions. The remaining increase related to other marketing and administration costs, including payroll costs and professional fees.

Non-operating Expense (Income)		**2011**		**2010**		**2009**
Dollars in millions						
Interest expense	$	77.2	$	29.0	$	4.0
Interest income		(4.5)		(5.5)		(26.5)
Decline (increase) in fair value of warrant		4.8		14.0		(5.4)
Other, net		6.1		(3.9)		0.9
Total Non-operating Expense (Income)	$	83.6	$	33.6	$	(27.0)

In 2011, we recorded $77.2 million of interest expense, net of capitalized interest of $18.1 million. $34.4 million related to our 2019 Notes issued during the first quarter of 2011, as discussed in "Liquidity and Capital Resources" below. The remaining interest expense relates primarily to debt and capital leases for solar energy systems. In 2011, we recorded interest expense of $32.2 million to the Solar Energy Segment, net of capitalized interest of $11.9 million. The increase in interest expense over the prior year is also the result of an overall higher interest rate due to the issuance of the 2019 Notes, which bear interest at 7.75%, higher than the rates on our revolving credit facilities and solar system debt

For 2010, we recorded $29.0 million of interest expense, net of capitalized interest of $5.1 million. Interest expense primarily related to debt and capital leases for solar energy systems. Of the $29.0 million interest expense, $26.6 million was recorded in the Solar Energy segment. This included $6.6 million related to debt issuance costs that were charged to interest expense during 2010, when previously incurred solar energy system debt was transferred to the buyer upon sale of the system. The significant increase over 2009 is primarily due to a full year of SunEdison's operations being included in our operating results, as well as an increase in the number of systems financed.

Interest income relates to returns on cash equivalents, restricted cash and investments. Interest income was lower in 2011 and 2010 as compared to 2009 due to lower average cash equivalent and investment balances throughout each of the years as we adjusted our portfolio of investments to fund current and future operations and acquisitions. Changes in rates had a nominal impact on the change in our interest income during the periods presented.

The change in fair value of warrant represents the mark-to-market adjustment for a warrant received from a customer, Suntech Power Holdings ("Suntech").

The changes in Other, net from $3.9 million of income to $6.1 million of expense in 2011 is due primarily to an $11.6 million impairment during the fourth quarter of 2011 of an investment accounted for under the cost method.

The changes in Other, net from $0.9 million of expense in 2009 to $3.9 million income in 2010 were mainly due to gains recognized as we sold our fixed income fund investments and the gain on our net investment hedge.

Income Taxes		**2011**		**2010**		**2009**
Dollars in millions						
Income Tax Expense (Benefit)	$	73.1	$	(53.3)	$	(42.2)
Income Tax Rate as a % of (Loss) Income before Income Taxes		5.3%		(426.4)%		(42.1)%

In the year ended December 31, 2011, we recorded an income tax expense of $73.1 million and an effective tax rate of 5.3%, compared to an income tax benefit of $53.3 million and an effective tax rate of (426.4)% for the year ended December 31, 2010. The 2011 net expense is primarily the result of charges taken to value certain deferred tax assets. The domestic impact is the combination of charges taken related to certain deferred tax assets and the impact, including foreign tax credits, of the deemed repatriation of the earnings of certain foreign subsidiaries. The foreign impact is a net tax expense lower than the U.S.

federal income tax rate due to lower statutory tax rates, available tax incentives, and reserves for uncertain tax positions. The 2010 net benefit is the result of a benefit associated with the mix of earnings and losses of domestic and foreign locations. The 2009 amount is a result of a benefit associated with net worldwide losses.

Due to the anticipated cash requirements associated with restructuring charges, we have reversed our position with respect to the unremitted earnings of a certain European subsidiary. This position was taken in 2009 and resulted in deferred tax benefits recognized through the third quarter of 2011 of $13.4 million. We no longer anticipate that the unremitted earnings of this subsidiary will be remitted in the foreseeable future.

Certain of our Asian subsidiaries have been granted a concessionary tax rate of between 0% and 5% on all qualifying income for a period of up to five to ten years based on investments in certain machinery and equipment and other development and expansion activities, resulting in a tax benefit for 2011, 2010 and 2009 of approximately $15.7 million, $15.0 million and $9.6 million, respectively. Under the awards, the income tax rate for qualifying income will be an incentive tax rate lower than the corporate tax rate. MEMC was in compliance with the qualifying conditions of these tax incentives. The last of these incentives will expire between 2012 and 2022.

During the quarter ended June 30, 2010, we concluded the IRS examination for the 2006 and 2007 tax years and, as a result, we recorded favorable and unfavorable adjustments to our accrual for uncertain tax positions. We received proposed taxable income adjustments from the IRS related to various cost allocations and taxable income adjustments attributable to our foreign operations. The settlement of those positions resulted in an increase to the accrual of $29.9 million. The resolution of these matters resulted in an assessment of $31.6 million, which included penalties and interest of $5.0 million, net of $2.3 million of federal benefit. Additionally, MEMC had uncertain tax positions for deductions and tax credits that were effectively settled during the exam which reduced the accrual by $51.0 million. The net effect to our tax provision for the closure of the exam was a $15.5 million tax benefit.

We are currently under examination by the IRS for the 2008, 2009 and 2010 tax years. Additionally, due to the carry back of our 2009 net operating loss for utilization against the 2007 tax liability, the IRS has re-opened the 2007 tax year for further review. We believe it is reasonably possible that some portions of the examination could be completed within the next twelve months; however, the results of the examination and any potential settlement are not reasonably estimable at this time.

We believe our tax positions are in compliance with applicable tax laws and regulations. We routinely review our estimate for our uncertain tax positions and during the year ended December 31, 2011, we increased the reserve by $16.2 million related to taxable income adjustments attributable to our foreign operations. There is risk, however, that the amounts ultimately settled upon resolution of an audit could be materially different from the amounts previously included in our tax liabilities and, therefore, could have a material impact on our tax provision, net income, tax liabilities and cash flows.

Equity in (Losses) Earnings of Joint Venture, Net of Tax	**2011**	**2010**	**2009**
Dollars in millions			
Equity in (losses) earnings of joint venture, net of tax	$ (62.8)	$ 7.2	(11.8)

Equity in (losses) earnings of joint venture, net of tax, for the year ending December 31, 2011 includes $67.3 million of other than temporary impairment charges for our investments in two joint ventures, Zhenjiang Huantai Science and Technology Co. Ltd. (formerly Jiangsu Huantai Group Co. Ltd) and JA MEMC (Yangzhou) Solar Technology Compay Ltd. The impairments are a result of current market conditions and our actions discussed above to reduce wafering capacity. The impairment charges recorded during 2011 were partially offset by earnings from our Zhenjiang Huantai joint venture.

In the fourth quarter of 2009, our joint venture with Q-Cells SE ("Q-Cells") completed the construction of a solar power plant and executed a contract to sell the plant to a third party. The joint venture did not recognize revenue related to the sales contract as of December 31, 2009 because there were certain conditions or administrative prerequisites that had not yet occurred to permit revenue recognition. Specifically, these prerequisites included transfer of title and legal change in ownership upon the registration of the buyer in the German commercial registry as the new owner; acceptance by the financing banks of changes proposed by the buyer to the loan financing put in place by the joint venture and the need of the project entities to acquire all assets and permits necessary to operate their respective business. This contract resulted in the joint venture recognizing an impairment on the plant assets in the fourth quarter of 2009. MEMC's share of the impairment was approximately $3.0 million in the fourth quarter of 2009, with an additional $1.5 million impairment recognized in the first quarter of 2010 when concessions were made to the pre-negotiated sales price. The impairment of MEMC's investment in the joint venture was recorded in the statement of operations as equity in earnings of joint venture, net of tax.

The administrative prerequisites of the sale outstanding as of December 31, 2009 were met in the first quarter of 2010. On March 30, 2010, the buyer confirmed that the conditions were met as of that date, and the joint venture recorded the revenue related to the sale as of that date. At the same time, consistent with its accounting policy for the sale of the solar wafers to Q-Cells, MEMC recognized its pro rata share of the net profit previously deferred for those solar wafer sales of $8.8 million. This amount was recorded in the statement of operations as equity in earnings of joint venture, net of tax.

FINANCIAL CONDITION

Cash and cash equivalents decreased $121.5 million from $707.3 million at December 31, 2010 to $585.8 million at December 31, 2011. See additional discussion in "Liquidity and Capital Resources" below.

Our short-term restricted cash totaled $125.2 million at December 31, 2011 compared to $43.8 million at December 31, 2010. The increase was primarily due to $54.6 million of funds related to a construction loan taken out by one of our solar energy system project companies to be used towards construction of a solar energy system, but the cash has been restricted for use until sufficient equity has been placed in the project company. In February 2012, such requirements were met, and the proceeds have been used for solar energy system construction purposes.

Net accounts receivable of $202.9 million at December 31, 2011 decreased $93.1 million from $296.0 million at December 31, 2010. The decrease was primarily attributable to the lower volume of wafer sales in the fourth quarter of 2011 as compared to the fourth quarter of 2010 and is also related to the timing of collections.

Our inventories increased $107.2 million to $321.8 million at December 31, 2011 from $214.6 million at December 31, 2010. The increase over the prior year is largely due to slower inventory turns given the weaker than expected demand for wafers in the fourth quarter of 2011. Additionally, module inventory has increased for solar energy system projects expected to be completed in early 2012.

Solar energy systems held for development and sale, including consolidated variable interest entities ("VIEs"), increased $135.5 million to $373.0 million at December 31, 2011 from $237.5 million at December 31, 2010. As of December 31, 2011, this balance includes projects in Italy and Spain totaling $179.5 million, the majority of which were interconnected during the fourth quarter of 2011 and except for one project which has an executed sale agreement and for which we have received the full sales proceeds in 2011, are currently marketed for sale. The increase over the prior year is due primarily to the buildup of projects for anticipated future sales, offset by sales during the year.

Long-term investments of $54.5 million at December 31, 2011 decreased $55.8 million from $110.3 million at December 31, 2010. The decrease is primarily due to the $67.3 million of impairment charges recorded on our investments in the Zhenjiang Huantai and JA MEMC (Yangzhou) joint ventures, offset partially by contributions and earnings recorded during 2011. Also contributing to the decrease is an $11.6 million impairment of an investment accounted for under the cost method during the fourth quarter of 2011 and a $24.9 million reduction in the fair value of Gintech common stock held by us. Offsetting these decreases is $19.4 million of operating solar project funds acquired in the FRV U.S. acquisition which are being accounted for under the equity method of accounting.

Our net property, plant and equipment, including our consolidated VIEs, increased $359.6 million to $2,393.1 million at December 31, 2011 from $2,033.5 million at December 31, 2010. The increase was primarily due to capital expenditures of $452.5 million and the construction of solar energy systems of $598.1 million that we expect will be primarily financed by financing sale-leasebacks and to a lesser extent, held systems which will remain as property, plant and equipment and will generate electricity revenues in the future. Of the total capital expenditures, $68.1 million relates to payments made for prior year expenditures that were in accounts payable as of December 31, 2010. The remaining capital expenditures related to expansions at our plants in Merano, Italy; Pasadena, Texas; Hsinchu, Taiwan; and Chonan, South Korea; as well as the construction of our plant in Kuching, Malaysia. These increases were partially offset by asset impairments recorded during 2011 totaling $354.7 million and depreciation expense of $217.7 million. The asset impairments primarily relate to our Merano, Italy and other Solar Material facilities.

Our net deferred tax assets totaled $107.9 million at December 31, 2011 compared to $229.1 million at December 31, 2010. The decrease is primarily attributable to $368.5 million of incremental valuation allowance placed on our deferred tax assets during 2011, offset by additional deferred tax assets associated with our solar systems and additional deferred tax assets recorded primarily as a result of the book impairment of tangible assets recorded in 2011.

Other assets increased $139.0 million to $316.6 million at December 31, 2011 from $177.6 million at December 31, 2010. The increase is primarily due to $30.1 million in debt issuance costs, net of amortization, for the 2019 Notes offering, the amended and restated corporate credit facility and SunEdison project financings, as well as $46.8 million in prepaid interest, which is mainly attributable to our solar energy system sale-leasebacks and deposits under long-term supply agreements.

Goodwill at December 31, 2010 of $342.7 million was reduced to $0 as of December 31, 2011. Goodwill increased during 2011 due to several acquisitions, as previously disclosed, offset by the full write-off of our goodwill as a result of the goodwill impairments recorded in the third and fourth quarters of 2011 (see Notes 3 and 4).

Intangible assets, net increased $96.7 million to $149.2 million at December 31, 2011 from $52.5 million at December 31, 2010. The increase is due mainly to the acquisition of FRV U.S. under which $115.5 million of backlog and other tangibles were recorded, offset partially by amortization and impairment charges recorded during during 2011.

Long-term debt, short-term debt and capital leases, including the current portion and our consolidated VIEs, increased to $1,926.8 million at December 31, 2011 from $682.7 million at December 31, 2010. This increase of $1,244.1 million was partially related to the issuance of $550 million of 2019 Notes on March 10, 2011. The remaining increase was related to solar energy system financing, $497.7 million of which was due to our financing leaseback transactions that occurred in 2011 in which the sale proceeds are treated as non-recourse debt.

Accounts payable of $745.5 million at December 31, 2010 decreased $50.9 million to $694.6 million at December 31, 2011. The decrease relates primarily to capital expenditures incurred at the end of 2010 and paid in 2011 as major projects were completed.

Accrued liabilities increased $150.6 million from $258.4 million as of December 31, 2010 to $409.0 million as of December 31, 2011. The increase is primarily due to restructuring charges accrued in the fourth quarter of 2011, offset partially by a reduction in income taxes payable.

Contingent consideration related to acquisitions decreased from $106.4 million at December 31, 2010 to $90.8 million as of December 31, 2011, of which $19.2 million is in long-term other liabilities. The decrease was primarily due to the payment of the SunEdison contingent consideration through a combination of cash and the issuance of MEMC shares valued at $80.2 million and the reduction in the estimated fair value of contingent consideration related to certain acquisitions based on earn-out criteria not being achieved, offset partially by contingent consideration for current year acquisitions, including $54.2 million recorded for the acquisition of FRV U.S.

Long-term and short-term deferred revenue and deposits for solar energy systems increased $115.0 million to $198.8 million at December 31, 2011 from $83.8 million at December 31, 2010. This increase was attributable mainly to deferred profits from the direct sale of solar energy projects during 2011 due to production and/or uptime guarantees. See "Summary of Significant Accounting Policies - Revenue Recognition" in Note 2.

Semiconductor Materials and Solar Materials deferred revenue decreased by $63.3 million from $115.2 million as of December 31, 2010 to $51.9 million as of December 31, 2011. The decrease relates primarily to the recognition of revenue under the Suntech agreement resolution as well as the delivery of solar wafers to our customers.

Customer and other deposits increased $140.1 million from $209.1 million as of December 31, 2010 to $349.2 million as of December 31, 2011. The increase is primarily due to supplier deposits of $130.0 million and approximately $68.2 million of net cash proceeds received under the supply and license agreement with the SMP JV, offset by the decrease in refundable deposits from the Suntech agreement resolution.

Other long-term liabilities increased $265.0 million to $326.1 million at December 31, 2011, from $61.1 million at December 31, 2010, primarily due to our estimate of obligations for certain long-term supply agreements. See Note 21.

LIQUIDITY AND CAPITAL RESOURCES

We incurred a net loss attributable to MEMC stockholders of $1.5 billion for the fiscal year ended December 31, 2011, which included significant restructuring, impairment and other related charges, and used $15.3 million of cash for operations. In addition to taking the actions set forth in the 2011 Global Plan as discussed more fully in Note 3, we have developed a strategic plan for the ongoing operation of our businesses designed to improve our performance and address the challenges within our industries. Successful implementation of our 2011 Global Plan and our strategic plan is, however, subject to numerous risks and uncertainties. In addition, solar industry conditions have negatively impacted our results from operations and cash flows, and may continue to do so in the future. Our consolidated financial statements have been prepared assuming the realization of assets and the satisfaction of liabilities in the normal course, as well as continued compliance with the financial and other covenants contained in our existing credit facilities and other financing arrangements.

Liquidity

Cash and cash equivalents at December 31, 2011 totaled $585.8 million, compared to $707.3 million at December 31, 2010.

We remain focused on reducing inventory levels and solar energy systems held for development and sale, which increased by $242.7 million in 2011, and improving our working capital levels. The primary items impacting our liquidity in the future are cash from operations and working capital, including the sale of solar energy systems and reduction of current inventory levels, capital expenditures, borrowings and payments under our credit facilities and other financing arrangements and the availability of project finance and/or project equity at acceptable terms. We believe our liquidity will be sufficient to support our operations for the foreseeable future, although no assurances can be made if significant adverse events beyond our control occur, or if we are unable to access project capital needed to execute our business plan.

We are focused on effective cash management. However, in addition to our need to have sufficient cash reserves, cash flow from our operations, and borrowing capacity under our credit facilities, we will need to raise additional funds in the future in order to meet the operating and capital needs of our solar energy systems development business. These funds are expected to be in the form of project finance or outright sale of solar energy systems to investors. However, there can be no assurances that such project financing or equity will be available to us, at all, or available to us on terms and conditions we find acceptable. We may not be able to sell solar projects or secure adequate debt financing or equity funding on favorable terms, or at all, at the time when we need such funding. If these or other sources of funding are not available, this will have a significant negative impact on our ability to execute our business plan and to our overall operations, operational results and cash flows.

In the event that we are unable to raise additional funds, our liquidity will be adversely impacted, we may not be able to maintain compliance with our existing debt covenants and our business will suffer. If we are able to secure additional financing, these funds could be costly to secure and maintain and could significantly impact our earnings and our liquidity.

We have discretion in how we use our cash to fund capital expenditures, to develop solar energy systems, and for other costs of our business. We evaluate capital projects and the development of solar energy systems based on their expected strategic impacts and our expected return on investment. We may use this discretion to decrease our capital expenditures and development of solar energy systems, which may impact our operating results and cash flows for future years. For example, we may defer construction of solar energy systems and look for opportunities to partner with outside investors to finance the development of projects. As of December 31, 2011, we have $166.5 million of solar energy systems held for sale in Italy and Spain which have been interconnected, and we are currently conducting a process to sell or otherwise finance these systems. If we delay the construction of solar energy systems or are unable to sell solar energy systems held for sale as of December 31, 2011, our operating results and cash flows will be adversely impacted.

Net cash provided (used) by activity during the years ended December 31, 2011, 2010 and 2009 follows:

Dollars in millions	**2011**	**2010**	**2009**
Net Cash Provided by (Used in):			
Operating Activities	$ (15.3)	$ 347.6	$ 33.0
Investing Activities	(1,262.9)	(521.8)	(299.8)
Financing Activities	1,150.7	243.2	(91.7)

In 2011, $15.3 million of cash was used for operating activities, compared to $347.6 million that was generated from operating activities in 2010. The decrease was primarily a result of the operating loss for 2011, increases in inventories and solar energy systems held for development and sale, offset by cash inflows from deferred revenue on solar energy systems and customer deposits.

In 2010, we generated $347.6 million of cash from operating activities, compared to $33.0 million in 2009. The increase in 2010 was a result of increases in profitability, increased accounts payable due to higher solar energy system construction related costs and favorable payment terms and increased deferred revenue for solar energy systems, offset by increases in inventories related to solar energy systems. Due to the timing of certain projects and extended payment terms realized in the fourth quarter of 2010, we had a significant net operating cash outflow during the first quarter of 2011 when a large portion of accounts payable were paid.

Our principal sources and uses of cash during 2011 were as follows:

Sources:

- Received $45.3 million from the return of equity method investments, net of investments during the year;
- Received $536.2 million from issuance of the 2019 Notes on March 10, 2011, net of issuance fees;
- Received $1,071.2 million from the sale-leaseback of solar energy systems; and

Uses:

- Used $15.3 million for operations;
- Invested $1,050.6 million in capital expenditures and solar energy systems;
- Paid $164.0 million for acquisitions, net of cash acquired, principally to increase our solar energy system pipeline;
- Repaid $266.5 million related to leases of solar energy systems; and
- Refunded $57.7 million, net, in customer deposits related to long-term supply agreements.

At December 31, 2011, we had approximately $42.5 million of committed capital expenditures in our Semiconductor Materials and Solar Materials segments. Capital expenditures in 2011 primarily related to increasing our semiconductor capacity and expanding capability for our next generation products and polysilicon capacity.

At December 31, 2011, we had approximately $17.0 million of committed capital expenditures for construction of solar energy systems in our Solar Energy segment primarily related to projects intended for sale-leaseback.

MEMC's Solar Energy business will require access to additional capital to fund projected growth. During the construction phase of solar energy systems, MEMC provides short-term working capital support to a project company or may obtain third party non-recourse construction financing to fund engineering, procurement and installation costs. Once complete, MEMC either directly sells the project to a third party or obtains more permanent capital on behalf of the project company through sale-leaseback, or to a lesser extent, debt or other financing structures that will typically be secured by the energy producing assets and projected cash flows from energy sales.

The total capital necessary will be driven primarily by the amount of megawatts of energy producing assets installed and interconnected. Our development and construction of solar energy systems are funded primarily through operating cash flows, non-recourse project finance, and our corporate revolving credit facility. MEMC expects 2011 year end cash on hand, 2012 operating cash flows, project finance debt, the corporate revolving credit facility and project finance construction revolver to provide sufficient capital to support the construction phase of its currently planned projects for 2012 and otherwise meet its capital needs for 2012. However, we will continue to need to raise additional funds in the form of long-term project financing, either in the form of project debt or equity, or both. MEMC expects ongoing efforts to secure more capital, including sources of non-recourse project capital, to generate sufficient resources to support growth. The rate of growth of the Solar Energy segment is limited by capital access. At year end 2011, our liabilities associated with project finance capital totaled $1,355.4 million. We anticipate incremental 2012 capital needs associated with project finance markets to range from $600 million to $1,500 million depending on the amount of megawatts ultimately installed and interconnected in 2012. However, there can be no assurances that such financing will be available to us or at terms that we find acceptable.

In 2011, cash provided by financing activities was $1,150.7 million, compared to $243.2 million cash used in financing activities in 2010. The increase was mainly due to proceeds from solar energy system financing of $1,071.2 million compared to $364.4 million in 2010. Additionally, we received $536.2 million in net proceeds from the issuance of the 7.75% Senior Notes discussed below. The increase was partially offset by an increase in repayments of solar energy system financing and capital lease obligations from $61.1 million in 2010 to $266.5 million in 2011, primarily related to non-recourse construction financing. Additionally, we repaid approximately $57.7 million, net, in connection with customer deposits related to supply agreements in 2011 compared to $31.3 million paid in 2010.

On March 10, 2011, we issued $550.0 million of 7.75 % Senior Notes due April 1, 2019 (the "2019 Notes"). We incurred $13.8 million in debt issuance costs, which is amortized into the statement of operations over the eight year term. The 2019 Notes were sold at a price equal to 100% of the principal amount thereof. The interest on the 2019 Notes is payable semi-annually, in cash in arrears, on April 1 and October 1, and commenced on October 1, 2011. We may redeem the 2019 Notes at our option, in whole or in part, at any time on or after April 1, 2014, upon not less than 30 nor more than 60 days notice at the redemption prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus any accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period beginning on April 1 of the years indicated below.

Year	Price
2014	105.813%
2015	103.875%
2016	101.938%
2017 and thereafter	100.000%

If a change of control of MEMC occurs, each holder of the 2019 Notes will have the right to require us to repurchase all or any part of that holder's notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of the repurchase.

The 2019 Notes are guaranteed by certain of MEMC's domestic subsidiaries (the "guarantors"). The 2019 Notes are senior unsecured obligations and are subordinated to all of our and the guarantors' existing and future secured debt.

The indenture governing the 2019 Notes contains covenants that limit our and certain subsidiaries' ability, subject to certain exceptions and qualifications, (i) to make certain asset sales, (ii) to make certain restricted payments and investments, (iii) to incur indebtedness and issue preferred stock, (iv) to declare dividends, (v) to make other payments affecting restricted subsidiaries, (vi) to engage in certain transactions with affiliates, and (vii) to merge, consolidate or sell substantially all of our assets. These covenants are subject to a number of qualifications and limitations, and in certain situations, a cross default provision. As of December 31, 2011, we were in compliance with all covenants contained within the indenture governing the 2019 Notes.

In addition, the indenture provides for customary events of default which include (subject in certain cases to customary grace and cure periods), among other things: failure to make payments on the 2019 Notes when due, failure to comply with covenants under the indenture, failure to pay other indebtedness or acceleration of maturity of other indebtedness, failure to satisfy or discharge final judgments and occurrence of bankruptcy events.

On March 23, 2011, we amended and restated with Bank of America, N.A. our corporate revolving credit facility for an initial aggregate principal amount of $400 million (the "Credit Facility"). The Credit Facility permits us to request an increase in the aggregate principal amount up to $550.0 million upon terms to be agreed upon by the parties. The Credit Facility amends and restates in its entirety the credit facility entered into on December 23, 2009. On February 28, 2012, we further amended our Credit Facility to reduce our expected first quarter 2012 minimum liquidity covenant of $500.0 million to $450.0 million and $350.0 million for the first and second quarters of 2012, respectively. This change will revert back to the original variable minimum liquidity covenant amount set forth in the Credit Facility in the third quarter of 2012. We also revised the pricing grid for the applicable rate that we will pay for letters of credit and drawings under the facility by an increase of 25 basis points until June 30, 2012 (see Note 23).

The Credit Facility has a term of three years. Our obligations under the facility are guaranteed by certain of our domestic subsidiaries. Our obligations and the guaranty obligations of the subsidiaries are secured by liens on and security interests in substantially all present and future assets of MEMC and the subsidiary guarantors, including a pledge of the capital stock of certain domestic and foreign subsidiaries of MEMC.

Interest under the Credit Facility will accrue, depending on the type of borrowing, at the base rate (in the case of base rate loans and swing line loans) or the eurocurrency rate (in the case of eurocurrency rate loans), plus, in each case, an applicable rate that varies from (presently 2.75%) for the eurocurrency rate to (presently 1.75%) for the base rate, depending on our consolidated leverage ratio. Interest is due and payable in arrears at the end of each interest period (no less than quarterly) and on the maturity date of the Credit Facility. Principal is due on the maturity date. Commitment fees of 0.50% are payable quarterly on the unused portion of the aggregate commitment of $400.0 million. Letter of credit fees are payable quarterly on the daily amount available to be drawn under a letter of credit at an applicable rate that varies (presently 2.75%), depending on our consolidated leverage ratio.

As of December 31, 2011, we had no outstanding borrowings under this facility, although we had approximately $173.0 million of outstanding third party letters of credit backed by this facility at such date. We met all covenants under this facility at December 31, 2011.

On September 30, 2011, SunEdison amended and restated its non-recourse project construction financing revolver, which has a term of three years, from $50.0 million to $300.0 million. Interest on borrowings under the agreement will be based on our election at LIBOR plus an applicable margin (currently 3.50%) or at a defined prime rate plus an applicable margin (currently 2.50%). The construction financing revolver also requires SunEdison to pay various fees, including a commitment fee (currently 1.10%). The construction financing revolver will be used to support the construction costs of utility and rooftop solar projects throughout the United States and Canada. The construction loans are non-recourse debt to entities outside of the project company legal entities that subscribe to the debt and will be secured by a pledge of the collateral including the project contracts and equipment. Because this is non-recourse financing, the covenants relate specifically to the collateral amounts and transfer of right restrictions. This revolver also includes a customary material adverse effect clause whereby a breach may disallow a future draw but not acceleration of payment. This revolver also maintains a cross default clause whose remedy includes the lender's right to restrict future loans, as well as the right to accelerate principal and interest payments. These remedies, among other rights, however, have no recourse to SunEdison LLC or MEMC. As of December 31, 2011, there was $77.2 million outstanding on the construction revolver and a maturity of less than six months.

On February 22, 2012, Moody's Investors Service ("Moody's") downgraded MEMC's Corporate Family Rating to B2 from B1 and downgraded the 2019 Senior Notes to B3 from B1. As a result of this downgrade, the counterparty to our $300.0 million non-recourse project construction financing revolver has a draw stop provision that would disallow further draws under this revolver. The absence of this liquidity may cause us to delay proceeding with the construction of some of our planned solar energy systems until the borrowing capacity can be renewed or replaced. On February 28, 2012, our outstanding balance under this facility was $134.7 million. The outstanding borrowings are typically repaid shortly after completion of the construction of the solar energy systems in accordance with the terms of the construction financing revolver, which repayments are expected to occur over the next three months. On February 29, 2012, we amended this agreement which allows us to maintain availability under this facility of up to $70.0 million. Further draws are prevented until the outstanding balance is below this amount. We continue to work with our current lending syndicate to increase the amount of availability. In the event the original capacity is not renewed or replaced, we have the ability to draw upon the available capacity of our revolving Credit Facility. In the event we cannot renew, replace or backfill the capacity with other financing or have adequate net working capital, such inability to fund future projects may have an adverse impact on our business growth plans and financial position and results of operations.

Our solar energy systems for which we have capital lease and finance obligations are included in separate legal entities. The capital lease and finance obligations have recourse to those entities but no recourse to the MEMC parent or SunEdison legal entities.

At December 31, 2011, we had $585.8 million of cash and cash equivalents, $1,926.8 million of debt outstanding, of which the majority is long-term, and availability to borrow up to an additional $227 million under our revolving Credit Facility, subject to certain provisions and compliance with covenant requirements, including those described below and in Note 13. Of this total debt outstanding, $1,319.3 million relates to project specific non-recourse financing that is backed by solar energy system operating assets. The breach of any of these provisions or covenants could result in a default under the Credit Facility and could trigger acceleration of repayment, and a cross default on our 2019 Notes, which could have a significant adverse impact on our liquidity and our business. While we expect to comply with the provisions and covenants of the Credit Facility agreement and the Indenture for the 2019 Notes through 2012, deterioration in the worldwide economy and our operational results could cause us to not be in compliance. While we would attempt to obtain waivers for noncompliance, we may not be able to obtain waivers, which could have a significant adverse impact to our liquidity and our business.

The excess of the revolver commitment over the current level of outstanding letters of credit and cash borrowings represents the additional borrowing availability under the Credit Facility. The Credit Facility contains representations, covenants and events of default typical for credit arrangements of comparable size, including a variable minimum liquidity amount ($400.0 million at December 31, 2011) and a consolidated leverage ratio of less than 2.50 to 1.00. The company's compliance with these covenants is measured at the end of each calender quarter. The Credit Facility also contains a customary material adverse effects clause and a cross default clause. The cross default clause is applicable to defaults on other indebtedness in excess of $35 million excluding our non-recourse indebtedness. As of December 31, 2011, we were in compliance with all covenants. Our liquidity position was in excess of the minimum liquidity amount by $412.8 million and our consolidated leverage ratio was 1.4. We anticipate compliance with all covenants for at least the next twelve months. However, the ability to comply with these provisions may be affected by events beyond our control.

Our weighted-average cost of borrowing was 6.6% at December 31, 2011 and 3.6% at December 31, 2010, respectively. Our short-term borrowings are subject to renewal annually with each financial institution through the course of the year.

Our contractual obligations as of December 31, 2011 were as follows:

Contractual Obligations	Payments Due By Period Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Dollars in millions					
Capital Leases	$ 107.8	$ 13.3	$ 12.5	$ 6.5	$ 75.5
Long-term Debt [1]	1,654.8	126.9	172.7	123.5	1,231.7
Operating Leases	99.0	20.8	37.8	26.7	13.7
Purchase Obligations [2]	182.7	139.7	25.9	16.7	0.4
Employee Related Liabilities [3]	92.2	1.2	—	—	—
Other Long-term Liabilities—Uncertain Tax Positions [4]	48.3	48.3	—	—	—
Customer Deposits [5]	237.0	28.5	208.5	—	—
Contingent Consideration Liability [6]	90.8	71.6	19.2	—	—
Total Contractual Obligations	$ 2,512.6	$ 450.3	$ 476.6	$ 173.4	$ 1,321.3

The contractual commitments shown above, except for our debt obligations, capital leases, employee related liabilities, uncertain tax positions and customer deposits, are not recorded on our consolidated balance sheet.

1 Long-term debt includes primarily minimum lease payments on our non-recourse financing leaseback transaction and repayment of our 2019 Notes.

2 Represents obligations for agreements to purchase goods or services that are enforceable and legally binding on the company, including minimum quantities at fixed prices to be purchased, committed capital expenditures, and outstanding purchases for goods or services as of December 31, 2011. These obligations include purchases related to solar energy systems under development and held for sale. In addition to the above purchase obligations, in connection with the 2011 Global Plan, we will no longer take supplies or materials for a number of purchase agreements with aggregate future purchase commitments of $1,196.0 million as of December 31, 2011. We have notified our vendors of our intent not to procure these materials and we have accrued $226.4 million related to these contracts. These agreements either do not have stated fixed quantities and prices, have termination provisions, or require the vendor to mitigate losses by selling the materials to other parties. The actual amounts ultimately settled with these vendors could vary significantly, which could have a material adverse impact on our future earnings and cash flows.

3 Employee related liabilities include pension, health and welfare benefits and other post-employment benefits. Other than pensions, the employee related liabilities are paid as incurred and accordingly, specific future years' payments are not reasonably estimable. Amounts in the table due in less than one year relate to required pension funding obligations which represent the estimated contribution planned during 2012. Funding projections beyond the next twelve months as of December 31, 2011 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plan asset performance, interest rates and potential U.S. and international legislation.

4 As of December 31, 2011, $48.3 million of unrecognized tax benefits were included as a component of other long-term liabilities. Due to the inherent uncertainty of the underlying tax positions, we are unable to reasonably estimate in which future periods these unrecognized tax benefits will be settled.

5 Customer deposits consist of amounts provided in connection with long-term supply agreements which must be returned to the customers according to the terms of the agreements.

6 Represents the fair value of contingent consideration payable as part of recent acquisitions, including the FRV U.S. and Solaicx acquisitions, if certain operational criteria are met. See Note 21.

We have agreed to indemnify some of our Semiconductor Materials and Solar Materials customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. The terms of most of these indemnification obligations generally do not provide for a limitation of our liability. We have not had any claims related to these indemnification obligations as of December 31, 2011.

SunEdison generally warrants the operations of its solar energy systems. Due to the absence of historical material warranty claims and expected future claims, we have not recorded a warranty accrual related to solar energy systems as of December 31, 2011.

In connection with several contracts to sell outright solar energy systems, SunEdison has guaranteed the systems' performance for two years following the date of interconnection. Also, under separate operations and maintenance services agreements, SunEdison guaranteed the uptime availability of the system over the term of the arrangement, which may last 20 years. To the extent there are shortfalls associated with either of the guarantees, SunEdison is required to indemnify the purchaser up to the guaranteed amount through a cash payment. The maximum losses that SunEdison may be subject to for non-performance are contractually limited by the terms of each executed agreement.

Our pension expense and pension liability are actuarially determined. See "Critical Accounting Policies and Estimates." Effective January 2, 2002, we amended our defined benefit plan to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants will be added to the plan. Effective January 1, 2012, we amended the defined benefit pension plan to freeze the accumulation of new benefits for all participants. This change did not have a material impact on the our financial statements.

Our total net unfunded pension liability related to our various defined benefit pension plans at December 31, 2011 totaled $51.2 million. Our pension obligations are funded in accordance with provisions of federal law. Contributions to our pension plans in 2011 totaled approximately $0.6 million. We expect contributions to our pension plans in 2012 to be approximately $1.2 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. In preparing these financial statements, we have made our best estimates of certain amounts included in the financial statements. Application of accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our critical accounting estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed and how reasonably likely such change may have a material impact. Our significant accounting policies are more fully described in Note 2 of Notes to Consolidated Financial Statements herein.

Revenue Recognition

Materials Businesses

Revenue is recognized in our Semiconductor Materials and Solar Materials business segments for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned storage facility or storage area or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications, and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer's specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes. We defer revenue for multiple element arrangements based on an average fair value per unit for the total arrangement when we receive cash in excess of fair value. We also defer revenue when pricing is not fixed or determinable or other revenue recognition criteria is not met.

In connection with certain of our long-term solar wafer supply agreements, we have received various equity instruments and other forms of additional consideration. In each case, we have recorded the estimated fair value of the additional consideration to long-term deferred revenue and will recognize the deferred revenue on a pro-rata basis as product is shipped over the life of the agreements.

SunEdison Business

Solar energy system sales involving real estate

We recognize revenue for solar energy system sales with the concurrent sale or the concurrent lease of the underlying land, whether explicit or implicit in the transaction, in accordance with ASC 360-20, *Real Estate Sales*. For these transactions, we evaluate the solar energy system to determine whether the equipment is integral equipment to the real estate; therefore, the entire transaction is in substance the sale of real estate and subject to revenue recognition under ASC 360-20. A solar energy system is determined to be integral equipment when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. For those transactions subject to ASC 360-20, we recognize revenue and profit using the full accrual method once the sale is consummated, the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay, our receivable is not subject to any future subordination, and we have transferred the usual risk and rewards of ownership to the buyer. If these criteria are met and we execute a sales agreement prior to the delivery of the solar energy system and have an original construction period of three months or longer, we recognize revenue and profit under the percentage of completion method of accounting applicable to real estate sales when we can reasonably estimate progress towards completion. During 2011, we recognized $54.3 million of revenue using the percentage of completion method. Prior to 2011, we did not have any sales that qualified for using the percentage of completion method.

If the criteria for recognition under the full accrual method are met except that the buyer's initial and continuing investment is less than the level determined to be adequate, then we will recognize revenue using the installment method. Under the installment method, we record revenue up to our costs incurred and apportion each cash receipt from the buyer between cost recovered and profit in the same ratio as total cost and total profit bear to the sales value. During 2011, we recognized revenue of $28.5 million using the installment method. Prior to 2011, we did not have any sales that qualified for using the installment method.

If we retain some continuing involvement with the solar energy system and do not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of our continuing involvement, provided the other criteria for the full accrual method are met. In certain cases, we may provide our customers guarantees of system performance or uptime for a limited period of time and our exposure to loss is contractually limited based on the terms of the applicable agreement. In accordance with real estate sales accounting guidance, the profit recognized is reduced by our maximum exposure to loss (and not necessarily our most probable exposure), until such time that the exposure no longer exists.

Other forms of continuing involvement that do not transfer substantially all of the risks and rewards of ownership preclude revenue recognition under real estate accounting and require us to account for any cash payments using either the deposit or financing method. Such forms of continuing involvement may include contract default or breach remedies that provide SunEdison with the option or obligation to repurchase the solar energy system. Continuing involvement described above would include, but not be limited to, power warranties and up-time guarantees. Under the deposit method, cash payments received from customers are reported as deferred revenue for solar energy systems on the consolidated balance sheet and under the financing method, cash payments received from customers are considered debt and reported as solar energy financing and capital lease obligations on the consolidated balance sheet.

Solar energy system sales not involving real estate

We recognize revenue for solar energy system sales without the concurrent sale or the concurrent lease of the underlying land at the time a sales arrangement with a third party is executed, delivery has occurred and we have determined that the sales price is fixed or determinable and collectible. For transactions that involve a construction period of three months or longer, we recognize the revenue in accordance with ASC 605-35, *Construction-Type and Production-Type Contracts,* using the percentage of completion method, measured by actual costs incurred for work completed to total estimated costs at completion for each transaction. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and travel costs. Marketing and administration costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recognized in full during the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue, and are recognized in the period in which the revisions are determined.

Solar energy system sales with service contracts

Our SunEdison business unit frequently negotiates and executes solar energy system sales contracts and post-system-sale service contracts contemporaneously, which we combine and evaluate together as a single arrangement with multiple deliverables. The total arrangement consideration is first separated and allocated to post-system-sale separately priced extended warranty and maintenance service contracts, and the revenue associated with that deliverable is recognized on a straight-line basis over the contract term. The remaining consideration is allocated to each unit of accounting based on the respective relative selling prices, and revenue is recognized for each unit of accounting when the revenue recognition criteria have been met.

Sale with a leaseback

We are a party to master lease agreements that provide for the sale and simultaneous leaseback of certain solar energy systems constructed by us. We must determine the appropriate classification of the sale leaseback on a project-by-project basis because the terms of the solar energy systems lease schedule may differ from the terms applicable to other solar energy systems. In addition, we must determine if the solar energy system is considered integral equipment to the real estate upon which it resides. We do not recognize revenue on the sales transactions for any sales with a leaseback. Instead, revenue is recognized through the sale of electricity and energy credits which are generated as energy is produced. The terms of the lease and whether the system is considered integral to the real estate upon which it resides may result in either one of the following sale leaseback classifications:

Capital lease arrangements

Sale/capital leaseback classification for non-real estate transactions occurs when the terms of the lease schedule for a solar energy system result in a capital lease classification. Generally, this classification occurs when the term of the lease is greater than 75% of the estimated economic life of the solar energy system. Under a capital lease, a capitalized leased asset and obligation is recorded at the present value of the minimum lease payments. Any gain on the sale is recorded as a reduction of the capitalized leased asset which is then recognized to cost of goods sold through reduced depreciation expense over the term of the lease. As of the SunEdison acquisition date of November 20, 2009 through December 31, 2011, there were no arrangements which resulted in this accounting.

Financing arrangements

The financing method is applicable when we have determined that the assets under the lease are real estate. This occurs due to either a transfer of land or the transfer of a lease involving real estate and the leased equipment is integral equipment to the real estate. A sale leaseback is classified as a financing sale leaseback if we have concluded the leased assets are real estate and we have a prohibited form of continuing involvement, such as an option or obligation to repurchase the assets under our master lease agreements.

Under a financing sale leaseback, we do not recognize any upfront profit because a sale is not recognized. The full amount of the financing proceeds is recorded as solar energy financing debt, which is typically secured by the solar energy system asset and its future cash flows from energy sales, but generally has no recourse to MEMC or SunEdison under the terms of the arrangement.

We use our incremental borrowing rate to determine the principal and interest component of each lease payment. However, to the extent that our incremental borrowing rate will result in either negative amortization of the financing obligation or a built-in loss at the end of the lease (e.g. net book value of the system asset exceeds the financing obligation), the rate is adjusted to eliminate such results. The interest rate is adjusted accordingly for the majority of our financing leasebacks because our future minimum lease payments do not typically exceed the initial proceeds received from the buyer-lessor. As a result, most of our lease payments are reported as interest expense, the principal of the financing debt does not amortize, and we expect to recognize a gain upon the final lease payment at the end of the lease term equal to the unamortized balance of the financing debt less the write-off of the system assets net book value.

Operations and maintenance

Operations and maintenance revenue is billed and recognized as services are performed. Costs of these revenues are expensed in the period they are incurred.

Solar energy service revenues, energy credits and incentives

For SunEdison-owned or capitalized solar energy systems in the U.S., we may receive incentives or subsidies from various state governmental jurisdictions in the form of renewable energy credits ("RECs"), which we sell to third parties. In the State of California, we may also receive performance-based incentives ("PBIs") from public utilities in connection with a program sponsored by the State of California. The Solar Energy segment recorded total PBI revenue of $24.3 million and $18.6 million for the years ended December 31, 2011 and 2010, respectively, and total REC revenue of $15.1 million and $7.5 million for the years ended December 31, 2011 and 2010, respectively. Both the RECs and PBIs are based on the actual level of output generated from the system. RECs are generated as our solar energy systems generate electricity. Typically, SunEdison enters into five to ten year binding contractual arrangements with utility companies or other investors who purchase RECs at fixed rates. REC revenue is recognized at the time SunEdison has transferred a REC pursuant to an executed contract relating to the sale of the RECs to a third party. For PBIs, production from SunEdison-operated systems is verified by an independent third party and, once verified, revenue is recognized based on the terms of the contract and the fulfillment of all revenue recognition criteria. There are no penalties in the event electricity is not produced for PBIs. However, if production does not occur on the systems for which we have sale contracts for our RECs, we may have to purchase RECs on the spot market or pay specified contractual damages. Historically, we have not had to purchase material amounts of RECs to fulfill our REC sales contracts.

Recording of a sale of RECs and receipt of PBIs under U.S. GAAP are accounted for under ASC 605, *Revenue Recognition*. There are no differences in the process and related revenue recognition between REC sales to utilities and non-utility customers. Revenue is recorded when all revenue recognition criteria are met, including: there is persuasive evidence an arrangement exists (typically through a contract), services have been rendered through the production of electricity, pricing is fixed and determinable under the contract and collectability is reasonably assured. For RECs, the revenue recognition criteria are met when the energy is produced and a REC is generated and transferred to a third party pursuant to a contract with that party fixing the price for the REC. For PBIs, revenue is recognized upon validation of the kilowatt hours produced from a third party metering company because the quantities to be billed to the utility are determined and agreed to at that time.

Inventories

Inventories in our Semiconductor Materials and Solar Materials segments consist of raw materials, labor and manufacturing overhead, and are valued at the lower of cost or market. Fixed overheads are allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overheads during periods of abnormally low production levels are recognized as cost of goods sold in the period in which they are incurred. Semiconductor Materials and Solar Materials raw materials are stated at weighted-average cost and Semiconductor Materials and Solar Materials goods and work-in-process and finished goods inventories are stated at standard cost as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Inventories also includes raw materials (such as solar panels) and supplies used in our SunEdison business to construct future solar energy systems developed for sale to third parties, which have not been designated to a specific project as of the balance sheet date. When the inventory is designated for use to build a specific project, the inventory will be reclassified to either solar energy systems held for development and sale or to property, plant and equipment - construction in progress, which is determined based on our intended use of the system. The cost of SunEdison inventories is based on the first-in, first-out (FIFO) method for raw materials.

Solar Energy Systems Held for Development and Sale

Solar energy systems are classified as either held for development and sale or as property, plant and equipment based on our intended use of the system once constructed and provided that certain criteria to be classified as held for sale are met. The classification of the system affects the future accounting and presentation in the consolidated financial statements, including the consolidated statement of operations and statement of cash flows.

Solar energy systems held for development include solar energy system project related assets for projects that have commenced and are actively marketed and intended to be sold. Development costs include capitalizable costs for items such as permits, acquired land, deposits and work-in-process, among others. Work-in-process includes materials, overhead and other capitalizable costs incurred to construct solar energy systems.

Solar energy systems held for sale are completed solar energy systems that have been interconnected. Solar energy systems held for sale are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of these types of assets. In addition, we are actively marketing the systems to potential third party buyers, and it is probable that the system will be sold within one year of its placed in service date. Solar energy systems held for sale also include systems under contract with a buyer that is accounted for using the deposit method whereby cash proceeds received from the buyer are held as deposits until a sale can be recognized.

We do not depreciate our solar energy systems while classified as held for sale and any energy or incentive revenues are recorded to other income, as such revenues are incidental to our intended use of the system (direct sale to a third party buyer). If facts and circumstances change such that it is no longer probable that the system will be sold within one year of the system's completion date, the system will be reclassified to property, plant and equipment, and we will record depreciation expense in the amount that would have otherwise been recorded during the period the system was classified as held for sale.

Property, Plant and Equipment and Capitalized Leased Solar Energy Systems

Expenditures for repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property, plant and equipment sold or otherwise disposed of are removed from the capital accounts and any gain or loss is reported in current-year operations.

We often construct solar energy systems for which we do not have a fixed-price construction contract and, in certain instances, we may construct a system and retain ownership of the system or perform a sale-leaseback. For these projects, we earn revenues associated with the energy generated by the solar energy system, capitalize the cost of construction to solar energy system property, plant and equipment and depreciate the system over its estimated useful life. For solar energy systems under construction for which we intend to retain ownership and finance the system, we recognize all costs incurred as solar system construction in progress.

We may sell a solar energy system and simultaneously lease back the solar energy system. Property, plant and equipment accounted for as capital leases (primarily solar energy systems) are depreciated over the life of the lease. Solar energy systems that have not reached consummation of a sale under real estate accounting and have been leased back are recorded at the lower of the original cost to construct the system or its fair value and depreciated over the equipment's estimated useful life. For those sale leasebacks accounted for as capital leases, the gain, if any, on the sale leaseback transaction is deferred and recorded as a contra-asset that reduces the cost of the solar energy system, thereby reducing depreciation expense over the life of the asset. Generally, as a result of various tax attributes that accrue to the benefit of the lessor/tax owner, solar energy systems accounted for as capital leases are recorded at the net present value of the future minimum lease payments because this amount is lower than the cost and fair market value of the solar energy system at the lease inception date.

Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining lease term, including renewal periods considered reasonably assured of execution.

When we are entitled to incentive tax credits for property, plant and equipment, we reduce the asset carrying value by the amount of the credit, which reduces future depreciation.

Consolidated depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $217.7 million, $158.9 million and $123.6 million, respectively, and includes depreciation expense for capital leases of $9.7 million, $4.5 million and $0.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The cost of constructing facilities, equipment and solar energy systems includes interest costs incurred during the asset's construction period. Capitalized interest totaled $18.1 million, $5.1 million and $0.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its future value. The corresponding asset capitalized at inception is depreciated over the useful life of the asset. We operate under solar power services agreements with some customers that include a requirement for the removal of the solar energy systems at the end of the term of the agreement. In addition, we could have certain legal obligations for asset retirements related to disposing of materials in the event of closure, abandonment or sale of certain of our manufacturing facilities. We recognize a liability in the period in which we have determined the time frame that the asset will no longer operate and information is available to reasonably estimate the liability's fair value.

Business Combinations

We record all assets acquired and liabilities assumed in a business combination including goodwill, identified intangible assets and noncontrolling interests at fair value. In determining the fair value, we use a cost, market or income approach. Assets assumed would be valued at the price that would be received to sell the asset to a market participant and liabilities are valued at the price that would be paid to a market participant to transfer the liability. The initial recording of goodwill and identified intangible assets requires certain estimates and assumptions, especially concerning the determination of the fair values and useful lives of the acquired intangible assets. Intangible assets have been valued based on the nature of the intangible and/or the asset to which they may relate including the use of a cost, income, excess earning or relief from royalty method. The judgments made in the context of the estimated purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third-party valuation specialists. The valuations are based on information available at the acquisition date.

During the measurement period we will adjust assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in adjustments to amounts recognized as of that date. The measurement period shall not exceed one year from the acquisition date. Contingent consideration classified as an asset or a liability will be remeasured to fair value at each reporting date with the changes in fair value recognized in earnings until the contingency is resolved. In 2011, $26.3 million in adjustments were made to the fair market value of contingent consideration related to acquisitions based on our revised estimates of operational criteria and project milestones being achieved, which were recorded as a reduction to marketing and administration expense.

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill and intangible assets determined to have indefinite lives are not amortized, but rather are subject to an impairment test annually, on December 1, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The goodwill impairment test involves a two-step approach. Under the first step, we determine the fair value of each reporting unit to which goodwill has been assigned. The operating segments of MEMC are the reporting units for the impairment test. We compare the fair value of the reporting unit to its carrying value, including goodwill. If the estimated fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, goodwill is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, if applicable, we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. We then compare the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, we recognize an impairment loss equal to the difference.

Solar Materials

Due to the deterioration in the solar wafering industry and significant declines in our market capitalization, we performed an interim goodwill impairment test during the third quarter of 2011 for our Solar Materials reporting unit. We made a downward revision in the forecasted cash flows as a result of a decrease in the market price for silicon products and weaker demand for solar products. Our analysis also included considerations of our market capitalization. Based on the results, we concluded that the carrying value of goodwill exceeded its fair value and, as a result, recorded an impairment charge totaling $56.4 million during the quarter ended September 30, 2011. This impairment charge is entirely associated with our acquisition of Solaicx in July 2010 and represents the full carrying value of the goodwill related to the Solar Materials reporting unit.

Solar Energy

During the quarter ended December 31, 2011, conditions in the entire solar industry continued to decline, including the selling prices of solar energy systems. These declines resulted from continued softening in demand for the systems, including recent announcements of decreases in government funded solar energy subsidies. Because of these economic factors, our market capitalization continued to deteriorate during the quarter ending December 31, 2011. We performed an updated analysis to estimate the revised fair value of our Solar Energy reporting unit, which placed a significant level of emphasis on our consolidated market capitalization. We performed a Step 2 goodwill impairment analysis which required that we estimate the fair values of all assets and liabilities and compared the resulting net assets to our estimated fair value of the reporting unit. The estimate of fair values included Level 1, 2 and 3 inputs and included assumptions such as the replacement cost of property plant and equipment, sales value of inventories and work-in-process and debt fair values based on rates a market participant would use. Based on the above, the estimated fair value of the Solar Energy segment was below the estimated fair value of its net assets. Based on our analysis, the implied fair value of goodwill was estimated to be zero, and we impaired the remaining goodwill of the Solar Energy segment of $384.1 million in the quarter ended December 31, 2011. After this impairment charge, which included goodwill associated with the acquisitions of SunEdison, Fotowatio Renewable Ventures, Inc., and three other 2011 acquisitions, MEMC's recorded goodwill is zero.

Intangible Assets

Our indefinite-lived intangible assets include power plant development arrangements which relate to anticipated future economic benefits associated with our customer backlog relationships and will be allocated to fixed assets as the construction of the related solar energy systems stemming from the existing backlog is completed. Intangible assets that have determinable estimated lives are amortized over those estimated lives. The straight-line method of amortization is used because it best reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The amounts and useful lives assigned to intangible assets acquired impact the amount and timing of future amortization. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows or some other fair value measure. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets.

The useful lives of our intangible assets subject to amortization are as follows:

	Years
Favorable energy credits	4-18
Customer sales backlog and relationships	1-6
Trade name	15
Developed technology	5

Variable Interest Entities

SunEdison's business can involve the formation of special purpose vehicles (referred to as "project companies") to own the project assets and execute agreements for the construction and maintenance of the assets, as well as power purchase agreements or feed in tariff agreements with a buyer who will purchase the electricity generated from the solar energy system once it is operating. SunEdison may establish joint ventures with non-related parties to share in the risks and rewards associated with solar energy system development, which are facilitated through equity ownership of a project company. The project companies engage SunEdison to engineer, procure, and construct the solar energy system and may separately contract with SunEdison to perform predefined operational and maintenance services post construction. We evaluate the terms of those contracts as well as the joint venture agreements to determine if the entity is a VIE, as well as if SunEdison is the primary beneficiary.

VIEs are primarily entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders, as a group, lack one or more of the following characteristics: (a) direct or indirect ability to make decisions, (b) obligation to absorb expected losses, or (c) right to receive expected residual returns. VIEs must be evaluated quantitatively and qualitatively to determine the primary beneficiary, which is the reporting entity that has (a) the power to direct activities of a VIE that most significantly impact the VIEs economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. A VIE should have only one primary beneficiary, but may not have a primary beneficiary if no party meets the criteria described above.

To determine a VIE's primary beneficiary, an enterprise must perform a qualitative assessment to determine which party, if any, has the power to direct activities of the VIE and the obligation to absorb losses and/or receive its benefits. Therefore, an enterprise must identify the activities that most significantly impact the VIE's economic performance and determine whether it, or another party, has the power to direct those activities. When evaluating whether we are the primary beneficiary of a VIE, and must therefore consolidate the entity, we perform a qualitative analysis that considers the design of the VIE, the nature of our involvement and the variable interests held by other parties. If that evaluation is inconclusive as to which party absorbs a majority of the entity's expected losses or residual returns, a quantitative analysis is performed to determine the primary beneficiary.

For our consolidated VIEs, we have presented on our consolidated balance sheets, to the extent material, the assets of our consolidated VIEs that can only be used to settle specific obligations of the consolidated VIE, and the liabilities of our consolidated VIEs for which creditors do not have recourse to our general assets outside of the VIE.

As of December 31, 2011, we are the primary beneficiary of four VIEs, all of which we consolidate and three of which existed as of December 31, 2010 and were consolidated by us. We determined that four and eight project companies that we held equity in as of December 31, 2011 and 2010 respectively, should be consolidated because the entities are VIEs due to levels of equity that require additional funding and we retain economic interests greater than our voting interests. We are the primary beneficiary of the VIEs because we manage the activities that can significantly influence the operational results and because we participate in a significant level of the profits and losses of the entity.

Income Taxes

Deferred income taxes arise because of a different tax basis of assets or liabilities between financial statement accounting and tax accounting, which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the consolidated statement of operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified. Reportable U.S. GAAP income from SunEdison's financing sale-leaseback transactions in the U.S. is deferred until the end of the lease term, generally 20-25 years, through the non-cash extinguishment of the debt. However, sale-leaseback transactions generate current U.S. taxable income at the time of the sale, with the timing differences increasing deferred tax assets. As a result of the continued decline in solar market conditions, the restructuring charges announced on December 8, 2011, and cumulative losses in the U.S. and certain foreign jurisdictions, we recorded a material non-cash valuation allowance against the deferred tax assets at December 31, 2011.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. The accrual of interest begins in the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. We believe that our income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.

It has been our practice to repatriate to the U.S. a portion of the current year earnings of only one of our foreign subsidiaries and provide U.S. income taxes that would be payable for these earnings when distributed to the U.S. Prior to 2009, we considered the undistributed earnings of the other wholly owned foreign subsidiaries to be permanently reinvested into their respective businesses. We did not provide U.S. income taxes for these earnings as we determined that they would not be remitted to the U.S. in the foreseeable future. During 2009, we changed our determination with respect to one of these wholly owned foreign subsidiaries. The undistributed earnings of this subsidiary were expected to be remitted to the U.S. in the foreseeable future and therefore required the provision of U.S. income tax upon remittance. Due to the restructuring announcement made on December 8, 2011, we reviewed our policy for repatriation of all our subsidiaries. Based on this review, it was determined that the undistributed earnings of all our foreign subsidiaries are not expected to be remitted to the U.S. parent corporation in the foreseeable future. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations.

We have made our best estimates of certain income tax amounts included in the financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed and how reasonably likely such change may have a material impact.

Employee-Related Liabilities

We have a long-term net liability for our consolidated defined benefit pension and other post-employment benefit plans. Our obligations are funded in accordance with provisions of federal law. We recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in our statement of financial position and recognize changes in that funded status in the year in which the changes occur through comprehensive income.

Our pension and other post-employment liabilities are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on assets, to estimate our costs and obligations. If our assumptions do not materialize as expected, expenditures and costs that we incur could differ from our current estimates. We determine the expected return on plan assets based on our pension plans' actual asset mix as of the beginning of the year. While the assumed expected rate of return on the U.S. Pension plan assets was 8.5% in both 2011 and 2010, the actual return experienced in our pension plan assets in the comparable periods in 2011 and 2010 was (1.3)% and 14.0%, respectively. We consult with the plans' actuaries to determine a discount rate assumption that reflects the characteristics of our plans, including expected cash outflows from our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve, developed from corporate bond (AA quality) yield information. Assuming a 100 basis point increase in these assumptions, our

2011 pension expense would have been approximately $4.9 million lower. Assuming a 100 basis point decrease in these assumptions, our 2010 pension expense would have been approximately $4.9 million higher.

Stock-Based Compensation

Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value. We recognize these compensation costs net of an estimated forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. We recognize stock-based compensation expense for all grants on a straight-line basis over the requisite service period of the entire award for ratable awards. Compensation expense for awards with market or performance conditions reflects the estimated probability that the market and/or performance conditions will be met and is recognized ratably over the service period(s) of the award. We estimate the future forfeiture rate taking into consideration our historical experience during the preceding four fiscal years.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the making of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair Value Measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of MEMC. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that MEMC has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.
- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We maintain various financial instruments recorded at cost in the December 31, 2011 and 2010 balance sheets that are not required to be recorded at fair value. For these instruments, we used the following methods and assumptions to estimate the fair value:

- Cash equivalents, restricted cash, accounts receivable and payable, customer deposits, income taxes receivable and payable, short-term borrowings, and accrued liabilities—cost approximates fair value because of the short maturity period; and

- Long-term debt—fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current estimated borrowing rate for similar debt instruments of comparable terms.

Derivative Financial Instruments and Hedging Activities

All derivative instruments are recorded on the consolidated balance sheet at fair value. Derivatives not designated as hedge accounting and used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge foreign-currency denominated cash flows and floating rate debt may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive (loss) income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings. Derivatives used to manage the foreign exchange risk associated with a net investment denominated in another currency are accounted for as a net investment hedge. The effective portion of the hedge will be recorded in the same manner as foreign currency translation adjustment in other comprehensive (loss) income. When the investment is dissolved and MEMC recognizes a gain or loss in other income (expense), the associated hedge gain or loss in other comprehensive (loss) income will be reclassified to other income (expense).

Derivatives not designated as hedging

During 2006, MEMC signed a long-term supply agreement with a customer, Suntech Power Holdings ("Suntech"). At the same time, MEMC received a fully vested, non-forfeitable warrant to purchase common shares of Suntech. The long-term supply agreement was terminated in the second quarter of 2011, but the termination had no impact on the warrant. The warrant becomes exercisable over a five year period (20% annually) beginning January 1, 2008 and has a five year exercise period from the date each tranche becomes exercisable. The estimated grant date fair value of the warrant was $66.6 million and was recorded to other assets with the offset to Semiconductor Materials and Solar Materials deferred revenue – long-term on the consolidated balance sheet. The non-cash transaction was excluded from the consolidated statement of cash flow. Determining the appropriate fair value model and calculating the fair value of the warrant requires the making of estimates and assumptions, including Suntech's stock price volatility, interest rates, expected dividends, and the marketability of this investment. We used a lattice model to determine the warrant's fair value. The assumptions used in calculating the fair value of the warrant represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. The warrant is considered a derivative and is therefore marked to market each reporting period. Accordingly, in 2011, 2010 and 2009, $4.8 million, $14.0 million and ($5.4) million, respectively, was recorded as a decrease/(increase) to other assets – long-term and non-operating expense (income).

We generally use currency forward contracts to manage foreign currency exchange risk relating to current trade receivables and payables with our foreign subsidiaries and current trade receivables and payables with our customers and vendors denominated in foreign currencies (primarily Japanese Yen and Euro). The purpose of our foreign currency forward contract activities is to protect us from the risk that the dollar net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. We do not hold or issue financial instruments for speculative or trading purposes. Gains or losses on our forward exchange contracts, as well as the offsetting losses or gains on the related hedged receivables and payables, are included in non-operating expense (income) in the consolidated statement of operations. Net currency losses on unhedged foreign currency positions totaled $4.7 million, $0.5 million and $0.8 million in 2011, 2010 and 2009, respectively.

Derivatives designated as hedging

In addition to the currency forward contracts purchased to hedge transactional currency risks, we have entered into currency forward contracts to hedge cash flow risks associated with future purchases of raw materials. Our cash flow hedges are designed to protect against the variability in foreign currency rates between a foreign currency and the U.S. Dollar. As of December 31, 2011, there were no currency forward contracts outstanding being accounted for as cash flow hedges.

We are party to three interest rate swap instruments that are accounted for using hedge accounting. The interest rate swaps are used to manage risks generally associated with interest rate fluctuations. Each contract has been accounted for as a qualifying cash flow hedge in accordance with derivative instrument and hedging activities guidance, whereby changes in the fair market value are reflected as adjustments to the fair value of the derivative instruments as reflected in the accompanying consolidated financial statements. The counterparties to these agreements are financial institutions. The fair values of the contracts are estimated by obtaining quotations from the financial institutions. The fair value liability of $5.6 million is an estimate of the net amount that we would pay on December 31, 2011, if the agreements were transferred to other parties or cancelled by us.

Our previous joint venture with Q-Cells SE, which was not consolidated, is a Euro functional currency entity accounted for under the equity method, in which we invested 72.5 million Euros (approximately $105 million) in 2009. In order to manage the changes in foreign currency and any resulting gain or loss associated with this investment, MEMC entered into a Euro currency forward contract for 70.0 million Euros. The forward contract met all the criteria for hedge accounting and the derivative instrument was effective as an economic hedge of foreign exchange risk associated with the hedged net investment. The effective portion of the hedge was recorded in the same manner as foreign currency translation adjustment in other comprehensive (loss) income. During 2010, we recognized a gain of $17.3 million on this hedge and at the same time recognized a foreign currency loss on our investment of $14.3 million. Both amounts were recorded in other, net in our consolidated statement of operations, as the remaining investment in Q-Cells and related forward contract were liquidated in the fourth quarter of 2010. See Note 6 for further discussion.

Investments

Cost and Equity Method Investments

Cost method investments are initially recorded and subsequently carried at their historical cost and income is recorded to the extent there are dividends. We use the equity method of accounting for our equity investments where we hold more than 20 percent of the outstanding stock of the investee or where we have the ability to significantly influence the operations or financial decisions of the investee. We initially record the investment at cost and adjust the carrying amount each period to recognize our share of the earnings or losses of the investee based on our ownership percentage. We review our equity and cost method investments periodically for indicators of impairment. During 2011, we recorded impairment charges on our equity and cost method investments of $67.3 million and $11.6 million, respectively. No similar charges were recorded during 2010 or 2009.

Available-for-Sale Investments

Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income. Purchases and sales of available-for-sale investments are included in investing activities in the consolidated statements of cash flows.

Investments are evaluated at each period end date for impairment, including classification as temporary or other than temporary. Unrealized losses are recorded to other income and expense when a decline in fair value is determined to be other-than-temporary. We review several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the nature of the investment; (ii) the cause and duration of the impairment; (iii) the extent to which fair value is less than cost; (iv) the financial condition and near term prospects of the issuer; and (v) our ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses are accounted for on the specific identification method. We determine the fair value of our debt securities using quoted prices from active and inactive markets, traded prices for similar assets, or fair value measurements based on a pricing model. We also review our ability and intent to liquidate our investments within the next 12 month operating cycle to determine the appropriate short or long-term classification. Our ability to liquidate is determined based on a review of current and short-term credit and capital market conditions and the financial condition and near term prospects of the issuer.

ACCOUNTING STANDARDS UPDATES NOT YET EFFECTIVE

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,* to provide guidance about fair value measurement and disclosure requirements. This standard does not extend the use of fair value but, rather, provides guidance as to how fair value should be applied where it is already required or permitted under International Financial Reporting Standards ("IFRS") or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. This standard will become effective for our annual reporting period beginning January 1, 2012 and will be applied prospectively. We do not expect adoption of this standard to have a material impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05 ("ASU 2011-05"), *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.* ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. ASU 2011-05 is effective for fiscal years and interim periods beginning after December 15, 2011 and must be applied retrospectively. We do not expect that the adoption of ASU 2011-05 will have a material impact on our consolidated financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08 ("ASU 2011-08"), *Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, to allow entities to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU 2011-08 is effective for MEMC commencing fiscal 2012, although earlier adoption is permitted. We do not expect that the adoption of ASU 2011-08 will have a material impact on our consolidated financial statements.

MARKET RISK

Our market risk is mainly related to financial and capital markets risk.

The overall objective of our financial risk management program is to reduce the potential negative earnings effects from changes in foreign exchange and interest rates arising in our business activities. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

To mitigate financial market risks of foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to MEMC. A substantial majority of our revenue and capital spending is transacted in U.S. Dollars. However, we do enter into transactions in other currencies, primarily, the Euro, the Japanese Yen, the Canadian Dollar and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our Taiwan, Malaysia and Singapore based subsidiaries use the U.S. Dollar as their functional currencies for U.S. GAAP purposes and do not hedge New Taiwanese Dollar, Malaysian Ringgit or Singapore Dollar exposures.

Our long-term debt portfolio consists mostly of fixed-rate instruments, but we do have variable rate debt instruments with a carrying amount of $302.2 million as of December 31, 2011. Of the $302.2 million, $103.0 million is hedged using interest rate swaps both economically and as cash flow hedges. If the relevant market rate for all of our variable pay-rate borrowings had been 100 basis points higher or lower than actual in 2011, our interest expense would have changed by $1.5 million, partially offset by our interest rate hedges. The notional amounts and fair values of our interest rate cash flow hedges at December 31, 2011 were $41.3 million and $4.5 million loss, respectively. A similar hypothetical 100 basis points higher or lower rate than actual in 2011 would result in an estimated fair value change of approximately $0.4 million. Because these interest rate swaps are accounted for as a cash flow hedge, the change in fair value would be included within other comprehensive income in the balance sheet. We also have interest rate swaps that are considered economic hedges. The change in fair value of the economic swaps would be included in non-operating expense in the statement of operations. The notional amounts and fair values of our economic interest rate swap hedges as of December 31, 2011 is $50.1 million and $1.1 million loss, respectively. A similar hypothetical 100 basis points higher or lower rate than actual in 2011 would result in an estimated fair value change of approximately $0.5 million. We are also subject to interest rate risk related to our cash equivalents, pension plan assets and capital leases. In addition to interest rate risk on our cash equivalents and pension plan assets, we are subject to issuer credit risk because the value of our assets may change based on liquidity issues or adverse economic conditions affecting the creditworthiness of the issuers or group of issuers of the assets we may own. Our pension plan assets are invested primarily in marketable securities including common stocks, bonds and interest bearing deposits. See additional discussion in "Liquidity and Capital Resources" and "Critical Accounting Policies and Estimates." Due to the diversity of and numerous securities in our portfolio, estimating a hypothetical change in value of our portfolio based on estimated changes in interest rates and issuer risk is not practical.

The SunEdison business model is highly sensitive to interest rate fluctuations and the availability of liquidity, and would be adversely affected by increases in interest rates or liquidity constraints. MEMC's solar energy business requires access to additional capital to fund projected growth. During the construction phase of solar energy systems, MEMC provides short-term working capital support to a project company or may obtain third party construction financing to fund engineering, procurement and installation costs. As a result of a downgrade on February 22, 2012 of MEMC's Corporate Family Rating and 2019 Senior Notes by Moody's Investors Service, the counterparty to our $300.0 million non-recourse project construction financing revolver has a draw stop provision that disallows further draws under this revolver. To the extent that our access to capital is limited or on unfavorable terms, our rate of growth of the Solar Energy segment may be limited by capital access. Additionally, many of our customers and potential customers depend on debt financing to purchase our solar energy systems. An increase in interest rates could make it difficult for our customers to secure the financing necessary to purchase our solar energy systems on favorable terms, or at all, and thus lower demand for our SunEdison products, reduce revenue and adversely impact our operating results. An increase in interest rates could lower a customer's return on investment in a system or make alternative investments more attractive relative to solar energy systems, which, in each case, could cause our customers to seek alternative investments that promise higher returns or demand higher returns from our solar energy systems, reduce gross margin and adversely impact our operating results.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Dollars in millions, except per share data				
Net sales	$ 735.9	$ 745.6	$ 516.2	$ 717.8
Gross profit	114.0	181.1	58.6	(58.8)
Net (loss) income	9.3	47.8	(92.2)	(1,484.9)
Net (income) loss attributable to noncontrolling interests	(13.8)	(0.5)	(2.2)	0.5
Net (loss) income attributable to MEMC stockholders	(4.5)	47.3	(94.4)	(1,484.4)
Basic (loss) income per share	(0.02)	0.21	(0.41)	(6.44)
Diluted (loss) income per share	(0.02)	0.21	(0.41)	(6.44)
Market close stock prices:				
High	14.84	12.75	8.58	6.73
Low	11.00	8.04	4.98	3.67

Net sales includes $149.4 million, $19.4 million, and $6.9 million of revenue recognized under the Suntech contract resolution during the second, third and fourth quarters of 2011, respectively. See Note 19.

Inventory charges of $14.2 million, $20.1 million and $79.3 million were recorded during the second, third and fourth quarter of 2011, respectively, due primarily to to the sharp decline in solar wafer pricing and the underutilization of our Kuching solar wafering plant as we implement new technologies. Additionally, due to the earthquake in Japan on March 11, 2011, wafer production in our semiconductor wafer plant in Japan was suspended from that time through April 12, 2011. Due to the unplanned downtime, we recorded $7.7 million and $7.2 million in the second and third quarter of 2011, respectively, as period charges to cost of goods sold for the under absorption of production costs.

In the third and fourth quarters of 2011, we recorded goodwill impairment charges of $56.4 million and $384.1 million, respectively. See Note 3.

During the fourth quarter of 2011, as a result of market conditions, in order to better align our business to current and expected market conditions in the semiconductor and solar markets as well as to improve our overall cost competitiveness and increase cash flow generation across all segments, MEMC committed to a series of actions to reduce the company's global workforce, right size its production capacity and accelerate operating cost reductions in 2012 and beyond. The impact of these initiatives resulted in the following charges during the fourth quarter: $339.5 million in restructuring charges, $365.4 million of long-lived asset impairments, and $67.3 million in impairments on two of our joint ventures accounted for under the equity method. Restructuring charges of $13.6 million were recorded during the second quarter of 2011. See Note 3.

In the fourth quarter of 2011, we recorded an impairment charge of $11.6 million on an investment accounted for under the cost method as an other-than-temporary impairment was determined to have occurred. See Note 3.

In 2011, changes in the valuation allowance on our deferred tax assets resulted in an income tax benefit of $7.1 million and $8.6 million in the second and third quarter, respectively, and an income tax expense of $384.2 million in the fourth quarter. See Note 13.

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Dollars in millions, except per share data				
Net sales	$ 437.7	$ 448.3	$ 503.1	$ 850.1
Gross profit	59.3	76.9	84.9	116.0
Net (loss) income	(9.1)	15.4	18.4	23.3
Net income attributable to noncontrolling interests	(0.5)	(1.6)	(0.8)	(10.7)
Net (loss) income attributable to MEMC stockholders	(9.6)	13.8	17.6	12.6
Basic (loss) income per share	(0.04)	0.06	0.08	0.05
Diluted (loss) income per share	(0.04)	0.06	0.08	0.05
Market close stock prices:				
High	15.51	16.82	12.03	13.59
Low	11.60	9.88	9.41	10.93

The fourth quarter increase in net sales was related to the sale of a large Italian solar energy system.

During the second quarter of 2010, we received $11.9 million in net insurance proceeds from our business interruption lost profits claim related to the disruption in production at our Pasadena, Texas facility as a result of Hurricane Ike in 2008.

A (loss)/gain of ($5.3) million, ($6.8) million, $0.2 million and ($2.1) million was recorded to non-operating expense in the quarters ended March 31, June 30, September 30 and December 31, 2010, respectively, due to the mark to market adjustment related to the Suntech warrant as discussed in Note 7 in the Consolidated Financial Statements.

Net income (loss) included income tax benefit of $14.6 million, $16.1 million, $13.6 million and $9.0 million in the quarters ended March 31, June 30, September 30 and December 31, 2010, respectively.

The increase in income attributable to noncontrolling interests in the fourth quarter is a result of the allocation of income on the sale of a large solar energy system to the other joint venture partner.

Consolidated Statements of Operations

In millions, except per share data	For the year ended December 31, 2011	2010	2009
Net sales (includes income from Suntech agreement of $175.7 for the year ended December 31, 2011 - see Note 19)	$ 2,715.5	$ 2,239.2	$ 1,163.6
Cost of goods sold (see Note 21)	2,420.6	1,902.1	1,035.5
Gross profit	294.9	337.1	128.1
Operating expenses:			
Marketing and administration	352.8	267.0	161.9
Research and development	87.5	55.6	40.4
Goodwill impairment charges (see Note 3)	440.5	—	—
Restructuring charges (see Note 3)	350.7	5.3	28.4
Long-lived asset impairment charges (see Note 3)	367.9	—	24.6
Insurance recovery	(4.0)	(11.9)	—
Operating (loss) income	(1,300.5)	21.1	(127.2)
Non-operating expense (income):			
Interest expense	77.2	29.0	4.0
Interest income	(4.5)	(5.5)	(26.5)
Decline (increase) in fair value of warrant	4.8	14.0	(5.4)
Other, net	6.1	(3.9)	0.9
Total non-operating expense (income)	83.6	33.6	(27.0)
Loss before income tax expense (benefit) and equity in (loss) earnings of joint ventures	(1,384.1)	(12.5)	(100.2)
Income tax expense (benefit)	73.1	(53.3)	(42.2)
(Loss) income before equity in (loss) earnings of joint ventures	(1,457.2)	40.8	(58.0)
Equity in (loss) earnings of joint ventures, net of tax	(62.8)	7.2	(11.8)
Net (loss) income	(1,520.0)	48.0	(69.8)
Net (income) loss attributable to noncontrolling interests	(16.0)	(13.6)	1.5
Net (loss) income attributable to MEMC stockholders	$ (1,536.0)	$ 34.4	$ (68.3)
Basic (loss) income per share	$ (6.68)	$ 0.15	$ (0.31)
Diluted (loss) income per share	$ (6.68)	$ 0.15	$ (0.31)
Weighted-average shares used in computing basic (loss) income per share	229.9	226.9	223.9
Weighted-average shares used in computing diluted (loss) income per share	229.9	230.2	223.9

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

In millions, except per share data	As of December 31, 2011	As of December 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 585.8	$ 707.3
Restricted cash	125.2	43.8
Accounts receivable, net	202.9	296.0
Inventories	321.8	214.6
Solar energy systems held for development and sale, including consolidated variable interest entities of $0 and $151.8 at December 31, 2011 and 2010, respectively	373.0	237.5
Prepaid and other current assets	277.2	238.1
Total current assets	1,885.9	1,737.3
Investments	54.5	110.3
Property, plant and equipment, net:		
Semiconductor Materials and Solar Materials	1,253.7	1,465.9
Solar energy systems, including consolidated variable interest entities of $55.3 and $56.2 at December 31, 2011 and 2010, respectively	1,139.4	567.6
Deferred tax assets, net	44.8	139.3
Restricted cash	37.5	18.7
Other assets	316.6	177.6
Goodwill	—	342.7
Intangible assets, net	149.2	52.5
Total assets	$ 4,881.6	$ 4,611.9

See accompanying notes to consolidated financial statements.

In millions, except per share data	As of December 31, 2011	As of December 31, 2010
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt and capital lease obligations	$ 3.7	$ 6.4
Short-term solar energy system debt and current portion of solar energy system debt, financings and capital leaseback obligations, including consolidated variable interest entities of $5.6 and $28.8 at December 31, 2011 and 2010, respectively	144.2	65.7
Accounts payable	694.6	745.5
Accrued liabilities	409.0	258.4
Contingent consideration related to acquisitions	71.6	106.4
Deferred revenue for solar energy systems	41.4	8.8
Customer and other deposits	72.4	92.9
Total current liabilities	1,436.9	1,284.1
Long-term debt and capital lease obligations, less current portion	567.7	20.5
Long-term solar energy system debt, financings and capital leaseback obligations, less current portion, including consolidated variable interest entities of $57.0 and $107.2 at December 31, 2011 and 2010, respectively	1,211.2	590.1
Pension and post-employment liabilities	69.4	54.1
Customer and other deposits	276.8	116.2
Deferred revenue for solar energy systems	157.4	75.0
Semiconductor Materials and Solar Materials deferred revenue	51.2	115.2
Other liabilities	326.1	61.1
Total liabilities	4,096.7	2,316.3
Stockholders' equity:		
Preferred stock, $.01 par value, 50.0 shares authorized, none issued or outstanding at December 31, 2011 or 2010	—	—
Common stock, $.01 par value, 300.0 shares authorized, 241.3 and 237.9 issued at December 31, 2011 and 2010, respectively	2.4	2.4
Additional paid-in capital	621.7	557.9
Retained earnings	577.5	2,113.5
Accumulated other comprehensive (loss) income	(3.9)	34.1
Treasury stock, 10.5 and 10.0 shares at December 31, 2011 and 2010, respectively	(459.8)	(456.2)
Total MEMC stockholders' equity	737.9	2,251.7
Noncontrolling interests	47.0	43.9
Total stockholders' equity	784.9	2,295.6
Total liabilities and stockholders' equity	$ 4,881.6	$ 4,611.9

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

In millions	For the year ended December 31, 2011 2011	2010	2009
Cash flows from operating activities:			
Net (loss) income	$ (1,520.0)	$ 48.0	$ (69.8)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	227.1	164.8	124.0
Goodwill impairment charges	440.5	—	—
Long-lived asset impairment charges	381.7	—	24.6
Investment impairments	78.9	—	—
Stock-based compensation	43.9	51.6	36.5
Deferred revenue recognized	(67.9)	(13.1)	(3.5)
Provision (benefit) for deferred taxes	60.0	(44.7)	(32.4)
Decline (increase) in fair value of warrant	4.8	14.0	(5.4)
Loss on supplier contracts	77.9	—	—
Change in contingent consideration for acquisitions	(25.2)	(3.0)	—
Other	1.2	(31.4)	7.5
Changes in operating assets and liabilities (net of effects from acquisitions):			
Short-term investments-trading securities	—	40.3	10.9
Accounts receivable	73.6	(117.2)	26.0
Inventories	(108.2)	(65.0)	(57.3)
Solar energy systems held for development and sale	(167.5)	(158.5)	14.1
Income taxes receivable and payable	(16.5)	81.4	(63.8)
Prepaid and other current assets	27.8	(179.0)	(3.4)
Accounts payable and accrued liabilities	226.2	443.3	17.5
Semiconductor Materials and Solar Materials deferred revenue and customer deposits	109.5	48.4	15.4
Deferred revenue for solar energy systems	123.4	78.8	—
Pension and post-employment liabilities	11.0	2.4	(1.4)
Other	2.5	(13.5)	(6.5)
Net cash (used in) provided by operating activities	(15.3)	347.6	33.0
Cash flows from investing activities:			
Capital expenditures	(452.5)	(352.0)	(225.4)
Construction of solar energy systems	(598.1)	(280.1)	(28.0)
Cash payments for acquisitions, net of cash acquired	(164.0)	(73.5)	(188.5)
Proceeds from sale and maturities of investments	—	185.0	272.5
Proceeds from equity method investments	95.7	85.3	—
Purchases of investments	—	—	(10.9)
Purchases of cost and equity method investments	(50.4)	(18.8)	(121.7)
Cash received from net investment hedge	—	17.6	—
Payments to vendors for refundable deposits on long-term agreements and loans	(14.5)	(85.0)	—
Change in restricted cash	(123.8)	(1.8)	2.2
Proceeds from sale of property, plant and equipment	43.9	—	—
Other	0.8	1.5	—
Net cash used in investing activities	(1,262.9)	(521.8)	(299.8)

Cash flows from financing activities:			
Proceeds from senior notes issuance	550.0	—	—
Proceeds from solar energy system financing and capital lease obligations	1,071.2	364.4	78.1
Repayments of solar energy system financing and capital lease obligations	(266.5)	(61.1)	(15.6)
Net repayments of customer deposits related to long-term supply agreements	(57.7)	(31.3)	(90.4)
Principal payments on long-term debt	(3.7)	(4.8)	(46.0)
Cash paid for SunEdison acquisition contingent consideration	(50.2)	—	—
Purchases of and dividends to noncontrolling interest	(49.0)	(8.3)	—
Common stock repurchases	(3.6)	(2.9)	(15.9)
Proceeds from issuance of common stock	—	—	0.7
Excess tax benefits from share-based payment arrangements	—	—	0.3
Debt financing fees	(39.8)	(12.8)	(2.9)
Net cash provided by (used in) financing activities	1,150.7	243.2	(91.7)
Effect of exchange rate changes on cash and cash equivalents	6.0	5.6	2.9
Net (decrease) increase in cash and cash equivalents	(121.5)	74.6	(355.6)
Cash and cash equivalents at beginning of period	707.3	632.7	988.3
Cash and cash equivalents at end of period	$ 585.8	$ 707.3	$ 632.7

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholder's Equity

In millions	Common Stock Issues Shares	Common Stock Issues Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Common Stock Held In Treasury Shares	Common Stock Held In Treasury Amount	Total MEMC Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
Balance at December 31, 2008	233.3	$ 2.3	$ 425.6	$ 2,147.1	$ (55.6)	(8.8)	$ (437.4)	$ 2,082.0	$ 34.8	$ 2,116.8
Cumulative effect of adoption of accounting principle related to employee benefit plans measurement date provision	—	—	—	0.3	(0.3)	—	—	—	—	—
Purchase of SunEdison	3.8	0.1	45.8	—	—	—	—	45.9	6.7	52.6
Comprehensive income:										
Net loss	—	—	—	(68.3)	—	—	—	(68.3)	(1.5)	(69.8)
Net translation adjustment	—	—	—	—	9.4	—	—	9.4	(1.8)	7.6
Net unrecognized actuarial gain and prior service credit (net of $1.5 tax)	—	—	—	—	2.6	—	—	2.6	—	2.6
Gain on mark-to-market for cash flow hedges	—	—	—	—	1.8	—	—	1.8	—	1.8
Net unrealized gain on available-for-sale securities	—	—	—	—	75.1	—	—	75.1	—	75.1
Total comprehensive income								20.6	(3.3)	17.3
Stock plans, net	0.1	—	36.0	—	—	—	(0.1)	35.9	—	35.9
Common stock repurchases	—	—	—	—	—	(1.0)	(15.8)	(15.8)	—	(15.8)
Balance at December 31, 2009	237.2	$ 2.4	$ 507.4	$ 2,079.1	$ 33.0	(9.8)	$ (453.3)	$ 2,168.6	$ 38.2	$ 2,206.8
Comprehensive income:										
Net income	—	—	—	34.4	—	—	—	34.4	13.6	48.0
Net translation adjustment	—	—	—	—	15.6	—	—	15.6	0.6	16.2
Net unrecognized actuarial loss and prior service credit (net of $2.5 tax)	—	—	—	—	(0.6)	—	—	(0.6)	—	(0.6)
Loss on mark-to-market for cash flow hedges	—	—	—	—	(11.0)	—	—	(11.0)	—	(11.0)
Net unrealized loss on available-for-sale securities	—	—	—	—	(2.9)	—	—	(2.9)	—	(2.9)
Total comprehensive income								35.5	14.2	49.7
Stock plans, net	0.7	—	50.5	—	—	(0.2)	(2.9)	47.6	—	47.6
Net repayments to noncontrolling interest	—	—	—	—	—	—	—	—	(8.5)	(8.5)
Balance at December 31, 2010	237.9	$ 2.4	$ 557.9	$ 2,113.5	$ 34.1	(10.0)	$ (456.2)	$ 2,251.7	$ 43.9	$ 2,295.6

See accompanying notes to consolidated financial statements.

In millions	Common Stock Issues: Shares	Common Stock Issues: Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Common Stock Held In Treasury: Shares	Common Stock Held In Treasury: Amount	Total MEMC Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
Balance at December 31, 2010	237.9	$ 2.4	$ 557.9	$ 2,113.5	$ 34.1	(10.0)	$ (456.2)	$ 2,251.7	$ 43.9	$ 2,295.6
Comprehensive loss:										
Net loss	—	—	—	(1,536.0)	—	—	—	(1,536.0)	16.0	(1,520.0)
Net translation adjustment	—	—	—	—	(4.2)	—	—	(4.2)	1.7	(2.5)
Net unrecognized actuarial loss and prior service credit (net of $10.5 tax)	—	—	—	—	(16.0)	—	—	(16.0)	—	(16.0)
Gain on mark-to-market for cash flow hedges	—	—	—	—	7.1	—	—	7.1	—	7.1
Net unrealized loss on available-for-sale securities	—	—	—	—	(24.9)	—	—	(24.9)	—	(24.9)
Total comprehensive loss								(1,574.0)	17.7	(1,556.3)
Stock plans, net	1.3	—	40.4	—	—	(0.5)	(3.6)	36.8	—	36.8
Stock issued for SunEdison contingent consideration	2.1	—	24.5	—	—	—	—	24.5	—	24.5
Acquired non-controlling interests	—	—	—	—	—	—	—	—	39.7	39.7
Net repayments to noncontrolling interest	—	—	(1.1)	—	—	—	—	(1.1)	(54.3)	(55.4)
Balance at December 31, 2011	241.3	$ 2.4	$ 621.7	$ 577.5	$ (3.9)	(10.5)	$ (459.8)	$ 737.9	$ 47.0	$ 784.9

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS

MEMC is a global leader in the development, manufacture, and sale of silicon wafers, and with the acquisition of SunEdison in 2009, a major developer and seller of photovoltaic energy solutions. Through SunEdison, MEMC is one of the world's leading developers of solar energy projects and, we believe, one of the most geographically diverse. MEMC's technology leadership in silicon and downstream solar are enabling the company to expand its customer base and lower costs throughout the silicon supply chain.

As of December 31, 2011, MEMC was organized by end market, with three business segments: Semiconductor Materials, Solar Materials, and Solar Energy. Semiconductor Materials provides silicon wafers ranging from 100 millimeter (4 inch) to 300 millimeter (12 inch) as the base material for the production of semiconductor devices. Solar Materials manufactures and sells silicon wafers for solar applications, primarily 156 millimeter. Solar Energy is comprised of the SunEdison solar energy business unit. These financial statements and related footnotes, including all prior years presented, are reflective of these three reporting segments. Effective January 1, 2012, we consolidated our Solar Materials and Solar Energy business units.

During the fourth quarter of 2011, we initiated a large scale global restructuring plan across all of our reportable segments (see Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing our financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for investments, depreciation, amortization, leases, accrued liabilities including restructuring, warranties, employee benefits, derivatives, stock-based compensation, income taxes, solar energy system installation and related costs, percentage-of-completion on long-term construction contracts, the fair value of assets and liabilities recorded in connection with business combinations, goodwill and asset valuations, including allowances, among others. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Principles of Consolidation

Our consolidated financial statements include the accounts of MEMC Electronic Materials, Inc. and our wholly and majority-owned subsidiaries as well as variable interest entities ("VIEs") for which we are the primary beneficiary. We record noncontrolling interests for non-wholly owned consolidated subsidiaries. All significant intercompany balances and transactions among our consolidated subsidiaries have been eliminated. We have also eliminated our pro-rata share of sales, costs of goods sold and profits related to sales to equity method investees.

Variable Interest Entities

SunEdison's business can involve the formation of special purpose vehicles (referred to as "project companies") to own the project assets and execute agreements for the construction and maintenance of the assets, as well as power purchase agreements or feed in tariff agreements with a buyer who will purchase the electricity generated from the solar energy system once it is operating. SunEdison may establish joint ventures with non-related parties to share in the risks and rewards associated with solar energy system development, which are facilitated through equity ownership of a project company. The project companies engage SunEdison to engineer, procure, and construct the solar energy system and may separately contract with SunEdison to perform predefined operational and maintenance services post construction. We evaluate the terms of those contracts as well as the joint venture agreements to determine if the entity is a VIE, as well as if SunEdison is the primary beneficiary.

VIEs are primarily entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders, as a group, lack one or more of the following characteristics: (a) direct or indirect ability to make decisions, (b) obligation to absorb expected losses, or (c) right to receive expected residual returns. VIEs must be evaluated quantitatively and qualitatively to determine the primary beneficiary, which is the reporting entity that has (a) the power to direct activities of a VIE that most significantly impact the VIEs economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. A VIE should have only one primary beneficiary, but may not have a primary beneficiary if no party meets the criteria described above.

To determine a VIE's primary beneficiary, an enterprise must perform a qualitative assessment to determine which party, if any, has the power to direct activities of the VIE and the obligation to absorb losses and/or receive its benefits. Therefore, an enterprise must identify the activities that most significantly impact the VIE's economic performance and determine whether it, or another party, has the power to direct those activities. When evaluating whether we are the primary beneficiary of a VIE, and must therefore consolidate the entity, we perform a qualitative analysis that considers the design of the VIE, the nature of our involvement and the variable interests held by other parties. If that evaluation is inconclusive as to which party absorbs a majority of the entity's expected losses or residual returns, a quantitative analysis is performed to determine the primary beneficiary.

For our consolidated VIEs, we have presented on our consolidated balance sheets, to the extent material, the assets of our consolidated VIEs that can only be used to settle specific obligations of the consolidated VIE, and the liabilities of our consolidated VIEs for which creditors do not have recourse to our general assets outside of the VIE.

As of December 31, 2011, we are the primary beneficiary of four VIEs, all of which we consolidate and three of which existed as of December 31, 2010 and were consolidated by us. We determined that four and eight project companies that we held equity in as of December 31, 2011 and 2010, respectively, should be consolidated because the entities are VIEs due to levels of equity that require additional funding and because we retain economic interests greater than our voting interests. We are the primary beneficiary of the VIEs because we manage the activities that can significantly influence the operational results and because we participate in a significant level of the profits and losses of the entity.

Cash and Cash Equivalents

Cash equivalents include highly liquid commercial paper, time deposits and money market funds with original maturity periods of three months or less when purchased. The majority of our cash and cash equivalents are held outside the U.S. Total cash and cash equivalents maintained by foreign subsidiaries whose functional currency is not the U.S. dollar were $64.2 million and $101.3 million as of December 31, 2011 and 2010, respectively. Cash and cash equivalents consist of the following:

	As of December 31,	
Dollars in millions	**2011**	**2010**
Cash	$ 417.0	$ 548.1
Cash Equivalents:		
Commercial paper	10.0	—
Time deposits	—	74.0
Money market funds	158.8	85.2
	$ 585.8	$ 707.3

Restricted Cash

Restricted cash consists of cash on deposit in financial institutions that is restricted from use in operations. In certain transactions, we have agreed to issue a letter of credit or provide security deposits regarding the performance or removal of a solar energy system. Incentive application fees are deposited with local governmental jurisdictions which are held until the construction of the applicable solar energy system is completed. In addition, cash received during the lease term of a sale leaseback transaction may be subject to a security and disbursement agreement which generally establishes a reserve requirement for scheduled lease payments under our master lease agreements as discussed in *Sale with a leaseback* for each leaseback arrangement, as well as certain additional reserve requirements that may be temporarily required in an accrual account. All of the reserve requirements for scheduled lease payments for all projects under each master lease agreement must be satisfied before cash is disbursed under the master lease agreements. Restricted cash also includes $54.6 million of funds related to a construction loan taken out by a solar energy system project company to be used towards construction of a solar energy system, but the cash was restricted for use until sufficient equity has been placed in the project company. In February 2012, such requirements were met, and the proceeds have been used for solar energy system construction purposes.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. The balance of our allowance for doubtful accounts was $4.9 million and $7.8 million as of December 31, 2011 and 2010, respectively. Our provision for bad debt was a $1.4 million expense, $1.4 million benefit and $4.2 million expense for the years ended December 31, 2011, 2010 and 2009, respectively. There were $4.3 million and $0.7 million of write-offs for bad debts for the years ended December 31, 2011 and 2010, respectively, and no material write-offs for 2009.

Inventories

Inventories in our Semiconductor Materials and Solar Materials segments consist of raw materials, labor and manufacturing overhead, and are valued at the lower of cost or market. Fixed overheads are allocated to the costs of conversion based on the normal capacity of our production facilities. Unallocated overheads during periods of abnormally low production levels are recognized as cost of goods sold in the period in which they are incurred. Semiconductor Materials and Solar Materials raw materials and supplies are stated at weighted-average cost and Semiconductor Materials and Solar Materials goods and work-in-process and finished goods inventories are stated at standard cost as adjusted for variances, which approximates weighted-average actual cost. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Inventories also includes raw materials (such as solar panels) and supplies used in our SunEdison business to construct future solar energy systems developed for sale to third parties, which have not been designated to a specific project as of the balance sheet date. When the inventory is designated for use to build a specific project, the inventory will be reclassified to either solar energy systems held for development and sale or to property, plant and equipment - construction in progress, which is determined based on our intended use of the system. The cost of SunEdison inventories is based on the first-in, first-out (FIFO) method for raw materials.

Solar Energy Systems Held for Development and Sale

Solar energy systems are classified as either held for development and sale or as property, plant and equipment based on our intended use of the system once constructed and provided that certain criteria to be classified as held for sale are met. The classification of the system affects the future accounting and presentation in the consolidated financial statements, including the consolidated statement of operations and statement of cash flows.

Solar energy systems held for development include solar energy system project related assets for projects that have commenced and are actively marketed and intended to be sold. Development costs include capitalizable costs for items such as permits, acquired land, deposits and work-in-process, among others. Work-in-process includes materials, labor and other capitalizable costs incurred to construct solar energy systems.

Solar energy systems held for sale are completed solar energy systems that have been interconnected. Solar energy systems held for sale are available for immediate sale in their present conditions subject only to terms that are usual and customary for sales of these types of assets. In addition, we are actively marketing the systems to potential third party buyers, and it is probable that the system will be sold within one year of its placed in service date. Solar energy systems held for sale also include systems under contract with a buyer that are accounted for using the deposit method, whereby cash proceeds received from the buyer are held as deposits until a sale can be recognized.

We do not depreciate our solar energy systems while classified as held for sale and any energy or incentive revenues are recorded to other income, as such revenues are incidental to our intended use of the system (direct sale to a third party buyer). If facts and circumstances change such that it is no longer probable that the system will be sold within one year of the system's completion date, the system will be reclassified to property, plant and equipment, and we will record depreciation expense in the amount that would have otherwise been recorded during the period the system was classified as held for sale.

Investments

Cost and Equity Method Investments

Cost method investments are initially recorded and subsequently carried at their historical cost and income is recorded to the extent there are dividends. We use the equity method of accounting for our equity investments where we hold more than 20 percent of the outstanding stock of the investee or where we have the ability to significantly influence the operations or financial decisions of the investee. We initially record the investment at cost and adjust the carrying amount each period to recognize our share of the earnings or losses of the investee based on our ownership percentage. We review our equity and cost method investments periodically for indicators of impairment. During 2011, we recorded impairment charges on our equity and cost method investments of $67.3 million and $11.6 million, respectively. No similar charges were recorded during 2010 or 2009.

Available-for-Sale Investments

Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive (loss) income. Purchases and sales of available-for-sale investments are included in investing activities in the consolidated statement of cash flows.

Investments are evaluated at each period end date for impairment, including classification as temporary or other than temporary. Unrealized losses are recorded to other income and expense when a decline in fair value is determined to be other-than-temporary. We review several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the nature of the investment; (ii) the cause and duration of the impairment; (iii) the extent to which fair value is less than cost; (iv) the financial condition and near term prospects of the issuer; and (v) our ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses are accounted for on the specific identification method. We determine the fair value of our debt securities using quoted prices from active and inactive markets, traded prices for similar assets, or fair value measurements based on a pricing model. We also review our ability and intent to liquidate our investments within the next 12 month operating cycle to determine the appropriate short or long-term classification. Our ability to liquidate is determined based on a review of current and short-term credit and capital market conditions and the financial condition and near term prospects of the issuer.

Property, Plant and Equipment

We record property, plant and equipment at cost and depreciate it evenly over the assets' estimated useful lives as follows:

	Years
Software	3-6
Buildings and improvements	4-60
Machinery and equipment	1-25
Solar energy systems	23-30

Expenditures for repairs and maintenance are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation on property, plant and equipment sold or otherwise disposed of are removed from the capital accounts and any gain or loss is reported in current-year operations.

We often construct solar energy systems for which we do not have a fixed-price construction contract and, in certain instances, we may construct a system and retain ownership of the system or perform a sale-leaseback. For these projects, we earn revenues associated with the energy generated by the solar energy system, capitalize the cost of construction to solar energy system property, plant and equipment and depreciate the system over its estimated useful life. For solar energy systems under construction for which we intend to retain ownership and finance the system, we recognize all costs incurred as solar system construction in progress.

We may sell a solar energy system and simultaneously lease back the solar energy system. Property, plant and equipment accounted for as capital leases (primarily solar energy systems) are depreciated over the life of the lease. Solar energy systems that have not reached consummation of a sale under real estate accounting and have been leased back are recorded at the lower of the original cost to construct the system or its fair value and depreciated over the equipment's estimated useful life. For those sale leasebacks accounted for as capital leases, the gain, if any, on the sale leaseback transaction is deferred and recorded as a contra-asset that reduces the cost of the solar energy system, thereby reducing depreciation expense over the life of the asset. Generally, as a result of various tax attributes that accrue to the benefit of the lessor/tax owner, solar energy systems accounted for as capital leases are recorded at the net present value of the future minimum lease payments because this amount is lower than the cost and fair market value of the solar energy system at the lease inception date.

Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the remaining lease term, including renewal periods considered reasonably assured of execution.

When we are entitled to incentive tax credits for property, plant and equipment, we reduce the asset carrying value by the amount of the credit, which reduces future depreciation.

Consolidated depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $217.7 million, $158.9 million and $123.6 million, respectively, and includes depreciation expense for capital leases of $9.7 million, $4.5 million and $0.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The cost of constructing facilities, equipment and solar energy systems includes interest costs incurred during the asset's construction period. Capitalized interest totaled $18.1 million, $5.1 million and $0.4 million for the years ended December 31 2011, 2010 and 2009, respectively.

Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the asset. We operate under solar power services agreements with some customers that include a requirement for the removal of the solar energy systems at the end of the term of the agreement. In addition, we could have certain legal obligations for asset retirements related to disposing of materials in the event of closure, abandonment or sale of certain of our manufacturing facilities. We recognize a liability in the period in which we have determined the time frame that the asset will no longer operate and information is available to reasonably estimate the liability's fair value.

Impairment of Property, Plant and Equipment

We periodically assess the impairment of long-lived assets/asset groups when conditions indicate a possible loss. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows or some other fair value measure. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. We recorded significant asset impairment charges in 2011 and 2009 and no similar charges were recorded in 2010. See Note 3 for additional discussion on the impairment charges on long-lived assets.

Goodwill and Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill and intangible assets determined to have indefinite lives are not amortized, but rather are subject to an impairment test annually, on December 1, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our indefinite-lived intangible assets include power plant development arrangements which relate to anticipated future economic benefits associated with our customer backlog relationships and will be allocated to fixed assets as the construction of the related solar energy systems stemming from the existing backlog is completed.

The goodwill impairment test involves a two-step approach. Under the first step, we determine the fair value of each reporting unit to which goodwill has been assigned. The operating segments of MEMC are the reporting units for the impairment test. We compare the fair value of the reporting unit to its carrying value, including goodwill. If the estimated fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, goodwill is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, if applicable, we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. We then compare the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, we recognize an impairment loss equal to the difference. See Note 3 for discussion on the goodwill impairment charges recorded during the year ended December 31, 2011.

Intangible assets that have determinable estimated lives are amortized over those estimated lives. The straight-line method of amortization is used because it best reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The amounts and useful lives assigned to intangible assets acquired impact the amount and timing of future amortization. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows or some other fair value measure. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. During the fourth quarter of 2011, impairment charges were recorded on our developed technology intangible assets primarily because of unfavorable solar market conditions, which led to restructuring activities at our Portland, Oregon facility. See Note 3. No intangible asset impairment charges were recorded during 2010 or 2009.

The estimated useful lives of our intangible assets subject to amortization are as follows:

	Years
Favorable energy credits	4-18
Customer sales backlog and relationships	1-6
Trade name	15
Developed technology	5
Non-compete agreement	1

Operating Leases

The Company enters into lease agreements for a variety of business purposes, including office and manufacturing space, office and manufacturing equipment and computer equipment. A portion of these are noncancellable operating leases.

Capital Leases

We are party to master lease agreements that provide for the sale and simultaneous leaseback of certain solar energy systems constructed by SunEdison. For those transactions which do not fall under real estate accounting, we record a lease liability and the solar energy system is retained on our balance sheet. The excess of the cash proceeds of the sale leaseback over the costs to construct the solar energy system is retained by us and used to fund current operations and new solar energy projects. See further discussion in *Revenue Recognition* below.

Customer and Other Deposits

MEMC has executed long-term solar wafer supply agreements, including amendments, with multiple customers which required the customers to provide security deposits. The terms of these deposits vary, but are generally required to be applied against a portion of current sales on credit or refunded to customers over the term of the agreement. We also receive short-term deposits from customers, deposits from suppliers and, in 2011, have received deposits in connection with a supply and license agreement with one of our joint ventures (see Note 7).

Revenue Recognition

Materials Businesses

Revenue is recognized in our Semiconductor Materials and Solar Materials business segments for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured, which is generally at the time of shipment for non-consignment orders. In the case of consignment orders, title passes when the customer pulls the product from the assigned storage facility or storage area or, if the customer does not pull the product within a contractually stated period of time (generally 60–90 days), at the end of that period, or when the customer otherwise agrees to take title to the product. Our wafers are generally made to customer specifications, and we conduct rigorous quality control and testing procedures to ensure that the finished wafers meet the customer's specifications before the product is shipped. We consider international shipping term definitions in our determination of when title passes. We defer revenue for multiple element arrangements based on an average fair value per unit for the total arrangement when we receive cash in excess of fair value. We also defer revenue when pricing is not fixed or determinable or other revenue recognition criteria is not met.

In connection with certain of our long-term solar wafer supply agreements, we have received various equity instruments and other forms of additional consideration. In each case, we have recorded the estimated fair value of the additional consideration to long-term deferred revenue and will recognize the deferred revenue on a pro-rata basis as product is shipped over the life of the agreements.

SunEdison Business

Solar energy system sales involving real estate

We recognize revenue for solar energy system sales with the concurrent sale or the concurrent lease of the underlying land, whether explicit or implicit in the transaction, in accordance with ASC 360-20, *Real Estate Sales*. For these transactions, we evaluate the solar energy system to determine whether the equipment is integral equipment to the real estate; therefore, the entire transaction is in substance the sale of real estate and subject to revenue recognition under ASC 360-20. A solar energy system is determined to be integral equipment when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. For those transactions subject to ASC 360-20, we recognize revenue and profit using the full accrual method once the sale is consummated, the buyer's initial and continuing investments are adequate to demonstrate its commitment to pay, our receivable is not subject to any future subordination, and we have transferred the usual risk and rewards of ownership to the buyer. If these criteria are met and we execute a sales agreement prior to the delivery of the solar energy system and have an original construction period of three months or longer, we recognize revenue and profit under the percentage of completion method of accounting applicable to real estate sales when we can reasonably estimate progress towards completion. During 2011, we recognized $54.3 million of revenue using the percentage of completion method. Prior to 2011, we did not have sales that qualified for using the percentage of completion method.

If the criteria for recognition under the full accrual method are met except that the buyer's initial and continuing investment is less than the level determined to be adequate, then we will recognize revenue using the installment method. Under the installment method, we record revenue up to our costs incurred and apportion each cash receipt from the buyer between cost recovered and profit in the same ratio as total cost and total profit bear to the sales value. During 2011, we recognized revenue of $28.5 million using the installment method. Prior to 2011, we did not have sales that qualified for using the installment method.

If we retain some continuing involvement with the solar energy system and do not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of our continuing involvement, provided the other criteria for the full accrual method are met. In certain cases, we may provide our customers guarantees of system performance or uptime for a limited period of time and our exposure to loss is contractually limited based on the terms of the applicable agreement. In accordance with real estate sales accounting guidance, the profit recognized is reduced by our maximum exposure to loss (and not necessarily our most probable exposure), until such time that the exposure no longer exists.

Other forms of continuing involvement that do not transfer substantially all of the risks and rewards of ownership preclude revenue recognition under real estate accounting and require us to account for any cash payments using either the deposit or financing method. Such forms of continuing involvement may include contract default or breach remedies that provide SunEdison with the option or obligation to repurchase the solar energy system. Under the deposit method, cash payments received from customers are reported as deferred revenue for solar energy systems on the consolidated balance sheet and under the financing method, cash payments received from customers are considered debt and reported as solar energy financing and capital lease obligations on the consolidated balance sheet.

Solar energy system sales not involving real estate

We recognize revenue for solar energy system sales without the concurrent sale or the concurrent lease of the underlying land at the time a sales arrangement with a third party is executed, delivery has occurred and we have determined that the sales price is fixed or determinable and collectible. For transactions that involve a construction period of three months or longer, we recognize the revenue in accordance with ASC 605-35, *Construction-Type and Production-Type Contracts,* using the percentage of completion method, measured by actual costs incurred for work completed to total estimated costs at completion for each transaction. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and travel costs. Marketing and administration costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are recognized in full during the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue, and are recognized in the period in which the revisions are determined.

Solar energy system sales with service contracts

Our SunEdison business unit frequently negotiates and executes solar energy system sales contracts and post-system-sale service contracts contemporaneously, which we combine and evaluate together as a single arrangement with multiple deliverables. The total arrangement consideration is first separated and allocated to post-system-sale separately priced extended warranty and maintenance service contracts, and the revenue associated with that deliverable is recognized on a straight-line basis over the contract term. The remaining consideration is allocated to each unit of accounting based on the respective relative selling prices, and revenue is recognized for each unit of accounting when the revenue recognition criteria have been met.

Sale with a leaseback

We are a party to master lease agreements that provide for the sale and simultaneous leaseback of certain solar energy systems constructed by us. We must determine the appropriate classification of the sale leaseback on a project-by-project basis because the terms of the solar energy systems lease schedule may differ from the terms applicable to other solar energy systems. In addition, we must determine if the solar energy system is considered integral equipment to the real estate upon which it resides. We do not recognize revenue on the sales transactions for any sales with a leaseback. Instead, revenue is recognized through the sale of electricity and energy credits which are generated as energy is produced. The terms of the lease and whether the system is considered integral to the real estate upon which it resides may result in either one of the following sale leaseback classifications:

Capital lease arrangements

Sale/capital leaseback classification for non-real estate transactions occurs when the terms of the lease schedule for a solar energy system result in a capital lease classification. Generally, this classification occurs when the term of the lease is greater than 75% of the estimated economic life of the solar energy system. Under a capital lease, a capitalized leased asset and obligation is recorded at the present value of the minimum lease payments. Any gain on the sale is recorded as a reduction of the capitalized leased asset which is then recognized to cost of goods sold through reduced depreciation expense over the term of the lease. As of the SunEdison acquisition date of November 20, 2009 through December 31, 2011, there were no arrangements which resulted in this accounting.

Financing arrangements

The financing method is applicable when we have determined that the assets under the lease are real estate. This occurs due to either a transfer of land or the transfer of a lease involving real estate and the leased equipment is integral equipment to the real estate. A sale leaseback is classified as a financing sale leaseback if we have concluded the leased assets are real estate and we have a prohibited form of continuing involvement, such as an option or obligation to repurchase the assets under our master lease agreements.

Under a financing sale leaseback, we do not recognize any upfront profit because a sale is not recognized. The full amount of the financing proceeds is recorded as solar energy financing debt, which is typically secured by the solar energy system asset and its future cash flows from energy sales, but generally has no recourse to MEMC or SunEdison under the terms of the arrangement.

We use our incremental borrowing rate to determine the principal and interest component of each lease payment. However, to the extent that our incremental borrowing rate will result in either negative amortization of the financing obligation or a built-in loss at the end of the lease (e.g. net book value of the system asset exceeds the financing obligation), the rate is adjusted to eliminate such results. The interest rate is adjusted accordingly for the majority of our financing leasebacks because our future minimum lease payments do not typically exceed the initial proceeds received from the buyer-lessor. As a result, most of our lease payments are reported as interest expense, the principal of the financing debt does not amortize, and we expect to recognize a gain upon the final lease payment at the end of the lease term equal to the unamortized balance of the financing debt less the write-off of the system assets net book value.

Operations and maintenance

Operations and maintenance revenue is billed and recognized as services are performed. Costs of these revenues are expensed in the period they are incurred.

Solar energy service revenues, energy credits and incentives

For SunEdison-owned or capitalized solar energy systems in the U.S., we may receive incentives or subsidies from various state governmental jurisdictions in the form of renewable energy credits ("RECs"), which we sell to third parties. In the State of California, we may also receive performance-based incentives ("PBIs") from public utilities in connection with a program sponsored by the State of California. The Solar Energy segment recorded total PBI revenue of $24.3 million and $18.6 million for the years ended December 31, 2011 and 2010, resepctively, and total REC revenue of $15.1 million and $7.5 million for the years ended December 31, 2011 and 2010, respectively. Both the RECs and PBIs are based on the actual level of output generated from the system. RECs are generated as our solar energy systems generate electricity. Typically, SunEdison enters into five to ten year binding contractual arrangements with utility companies or other investors who purchase RECs at fixed rates. REC revenue is recognized at the time SunEdison has transferred a REC pursuant to an executed contract relating to the sale of the RECs to a third party. For PBIs, production from SunEdison-operated systems is verified by an independent third party and, once verified, revenue is recognized based on the terms of the contract and the fulfillment of all revenue recognition criteria. There are no penalties in the event electricity is not produced for PBIs. However, if production does not occur on the systems for which we have sale contracts for our RECs, we may have to purchase RECs on the spot market or pay specified contractual damages. Historically, we have not had to purchase material amounts of RECs to fulfill our REC sales contracts.

Recording of a sale of RECs and receipt of PBIs under U.S. GAAP are accounted for under ASC 605, *Revenue Recognition*. There are no differences in the process and related revenue recognition between REC sales to utilities and non-utility customers. Revenue is recorded when all revenue recognition criteria are met, including: there is persuasive evidence an arrangement exists (typically through a contract), services have been rendered through the production of electricity, pricing is fixed and determinable under the contract and collectability is reasonably assured. For RECs, the revenue recognition criteria are met when the energy is produced and a REC is generated and transferred to a third party pursuant to a contract with that party fixing the price for the REC. For PBIs, revenue is recognized upon validation of the kilowatt hours produced from a third party metering company because the quantities to be billed to the utility are determined and agreed to at that time.

Derivative Financial Instruments and Hedging Activities

All derivative instruments are recorded on the consolidated balance sheet at fair value. Derivatives not designated as hedge accounting and used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge foreign-currency denominated cash flows and floating rate debt may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive (loss) income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings. Derivatives used to manage the foreign exchange risk associated with a net investment denominated in another currency are accounted for as a net investment hedge. The effective portion of the hedge will be recorded in the same manner as foreign currency translation adjustment in other comprehensive (loss) income. When the investment is dissolved and MEMC recognizes a gain or loss in other income (expense), the associated hedge gain or loss in other comprehensive (loss) income will be reclassified to other income (expense).

Derivatives not designated as hedging

During 2006, MEMC signed a long-term supply agreement with a customer, Suntech Power Holdings ("Suntech"). At the same time, MEMC received a fully vested, non-forfeitable warrant to purchase common shares of Suntech. The long-term supply agreement was terminated in the second quarter of 2011, but the termination had no impact on the warrant. The warrant becomes exercisable over a five year period (20% annually) beginning January 1, 2008 and has a five year exercise period from the date each tranche becomes exercisable. The estimated grant date fair value of the warrant was $66.6 million and was recorded to other assets with the offset to Semiconductor Materials and Solar Materials deferred revenue – long-term on the consolidated balance sheet. The non-cash transaction was excluded from the consolidated statement of cash flows. Determining the appropriate fair value model and calculating the fair value of the warrant requires the making of estimates and assumptions, including Suntech's stock price volatility, interest rates, expected dividends and the marketability of this investment. We used a lattice model to determine the warrant's fair value. The assumptions used in calculating the fair value of the warrant represented our best estimates, but these estimates involved inherent uncertainties and the application of our judgment. The warrant is considered a derivative and is therefore marked to market each reporting period. Accordingly, in 2011, 2010 and 2009, $4.8 million, $14.0 million and ($5.4) million, respectively, was recorded as a decrease/(increase) to other assets – long-term and non-operating expense (income).

We generally use currency forward contracts to manage foreign currency exchange risk relating to current trade receivables and payables with our foreign subsidiaries and current trade receivables and payables with our customers and vendors denominated in foreign currencies (primarily Japanese Yen and Euro). The purpose of our foreign currency forward contract activities is to protect us from the risk that the dollar net cash flows resulting from foreign currency transactions will be negatively affected by changes in exchange rates. We do not hold or issue financial instruments for speculative or trading purposes. Gains or losses on our forward exchange contracts, as well as the offsetting losses or gains on the related hedged receivables and payables, are included in non-operating expense (income) in the consolidated statement of operations. Net currency losses on unhedged foreign currency positions totaled $4.7 million, $0.5 million and $0.8 million in 2011, 2010 and 2009, respectively.

Derivatives designated as hedging

In addition to the currency forward contracts purchased to hedge transactional currency risks, we may enter into currency forward contracts to hedge cash flow risks associated with future purchases of raw materials. Our cash flow hedges are designed to protect against the variability in foreign currency rates between a foreign currency and the U.S. Dollar. As of December 31, 2011, there were no currency forward contracts outstanding being accounted for as cash flow hedges.

We are party to three interest rate swap instruments that are accounted for using hedge accounting. The interest rate swaps are used to manage risks generally associated with interest rate fluctuations. Each contract has been accounted for as a qualifying cash flow hedge in accordance with derivative instrument and hedging activities guidance, whereby changes in the fair market value are reflected as adjustments to the fair value of the derivative instruments as reflected in the accompanying consolidated financial statements. The counterparties to these agreements are financial institutions. The fair values of the contracts are estimated by obtaining quotations from the financial institutions. The fair value is an estimate of the net amount that we would pay on December 31, 2011, if the agreements were transferred to other parties or cancelled by us.

Our previous joint venture with Q-Cells SE, which was not consolidated, was a Euro functional currency entity accounted for under the equity method, in which we invested 72.5 million Euros (approximately $105 million) in 2009. In order to manage the changes in foreign currency and any resulting gain or loss associated with this investment, MEMC entered into a Euro currency forward contract for 70.0 million Euros. The forward contract met all the criteria for hedge accounting and the derivative instrument was effective as an economic hedge of foreign exchange risk associated with the hedged net investment. The effective portion of the hedge was recorded in the same manner as foreign currency translation adjustment in other comprehensive (loss) income. During 2010, we recognized a gain of $17.3 million on this hedge and at the same time recognized a foreign currency loss on our investment of $14.3 million. Both amounts were recorded in other, net in our consolidated statement of operations, as the remaining investment in Q-Cells SE and related forward contracts were liquidated in the fourth quarter of 2010. See Note 6 for further discussion.

Translation of Foreign Currencies

We determine the functional currency of each subsidiary based on a number of factors, including the predominant currency for the subsidiary's sales and expenditures and the subsidiary's borrowings. When the subsidiary's local currency is considered its functional currency, we translate its financial statements to U.S. Dollars as follows:

- Assets and liabilities using exchange rates in effect at the balance sheet date; and
- Statement of operations accounts at average exchange rates for the period.

Adjustments from the translation process are presented in accumulated other comprehensive (loss) income in stockholders' equity.

Income Taxes

Deferred income taxes arise because of a different tax basis of assets or liabilities between financial statement accounting and tax accounting, which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the consolidated statement of operations). We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income (losses), projected future pre-tax and taxable income (losses) and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified. Reportable U.S. GAAP income from SunEdison's financing sale-leaseback transactions in the U.S. is deferred until the end of the lease term, generally 20-25 years, through the non-cash extinguishment of the debt. However, sale-leaseback transactions generate current U.S. taxable income at the time of the sale, with the timing differences increasing deferred tax assets. As a result of the continued decline in solar market conditions, the restructuring charges announced on December 8, 2011, and cumulative losses in the U.S. and certain foreign jurisdictions, we recorded a material non-cash valuation allowance against the deferred tax assets at December 31, 2011. See Note 16.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards. Uncertain tax benefits, including accrued interest and penalties, are included as a component of other long-term liabilities because we do not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. The accrual of interest begins in the first reporting period that interest would begin to accrue under the applicable tax law. Penalties, when applicable, are accrued in the financial reporting period in which the uncertain tax position is taken on a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense, which is consistent with our historical policy. We believe that our income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net (loss) income and cash flows. We review our liabilities quarterly, and we may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning our transfer prices between our subsidiaries, the resolution of entire audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.

It has been our practice to repatriate to the U.S. a portion of the current year earnings of only one of our foreign subsidiaries and provide U.S. income taxes that would be payable for these earnings when distributed to the U.S. Prior to 2009, we considered the undistributed earnings of the other wholly owned foreign subsidiaries to be permanently reinvested into their respective businesses. We did not provide U.S. income taxes for these earnings as we determined that they would not be remitted to the U.S. in the foreseeable future. During 2009, we changed our determination with respect to one of these wholly owned foreign subsidiaries. The undistributed earnings of this subsidiary were expected to be remitted to the U.S. in the foreseeable future and therefore required the provision of U.S. income tax upon remittance. Due to the restructuring announcement made on December 8, 2011, we reviewed our policy for repatriation of all our subsidiaries. Based on this review, it was determined that the undistributed earnings of all our foreign subsidiaries are not expected to be remitted to the U.S. parent corporation in the foreseeable future. We plan foreign remittance amounts based on projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations.

We have made our best estimates of certain income tax amounts included in the financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed and how reasonably likely such change may have a material impact.

Stock-Based Compensation

Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value. We recognize these compensation costs net of an estimated forfeiture rate for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. For ratable awards, we recognize compensation costs for all grants on a straight-line basis over the requisite service period of the entire award. We estimate the forfeiture rate taking into consideration our historical experience during the preceding four fiscal years.

We routinely examine our assumptions used in estimating the fair value of employee options granted. As part of this assessment, we have determined that our historical stock price volatility and historical pattern of option exercises are appropriate indicators of expected volatility and expected term. The interest rate is determined based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the award. We estimate the fair value of options using the Black-Scholes option-pricing model for our ratable and cliff vesting options.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Shipping and Handling

Costs to ship products to customers are included in marketing and administration expense in the consolidated statement of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were $22.0 million, $20.7 million and $9.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Fair Value Measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of MEMC. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that MEMC has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Valuations for Level 2 are prepared on an individual instrument basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar instruments in active and inactive markets.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We maintain various financial instruments recorded at cost in the December 31, 2011 and 2010 balance sheets that are not required to be recorded at fair value. For these instruments, we used the following methods and assumptions to estimate the fair value:

- Cash equivalents, restricted cash, accounts receivable and payable, customer deposits, income taxes receivable and payable, short-term borrowings, and accrued liabilities—cost approximates fair value because of the short maturity period; and
- Long-term debt—fair value is based on the amount of future cash flows associated with each debt instrument discounted at our current estimated borrowing rate for similar debt instruments of comparable terms.

Accounting Standards Updates

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2009-13 ("ASU 2009-13"), which updates the current guidance pertaining to multiple-element revenue arrangements included in ASC Subtopic 605-25, *Multiple-Element-Arrangements*. The Company adopted this guidance on January 1, 2011.

SunEdison solar energy system sales and post-system-sale operation and maintenance service contracts are usually negotiated and executed contemporaneously, which we evaluate together as a single arrangement with multiple deliverables in accordance with ASC 605-25, as updated by ASU 2009-13. Under ASC 605-25, we allocate revenue for transactions involving multiple elements to each unit of accounting based on its relative selling price, and recognize revenue for each unit of accounting when the revenue recognition criteria have been met.

In April 2010, the FASB issued Accounting Standards Update 2010-17, *Milestone Method of Revenue Method*, which updates the current guidance pertaining to the milestone method of revenue recognition included in ASC Topic 605. This guidance was adopted on January 1, 2011 and did not have a material impact on our financial position or results of operations.

In December 2010, the FASB issued Accounting Standards Update 2010-28, *When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*, which affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. This guidance modifies Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This update was adopted as of January 1, 2011 and did not have a material impact on our consolidated financial statements.

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, to provide guidance about fair value measurement and disclosure requirements. This standard does not extend the use of fair value but, rather, provides guidance as to how fair value should be applied where it is already required or permitted under International Financial Reporting Standards ("IFRS") or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. This standard will become effective for our annual reporting period beginning January 1, 2012 and will be applied prospectively. We do not expect adoption of this standard to have a material impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05 ("ASU 2011-05"), *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.* ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. ASU 2011-05 is effective for fiscal years and interim periods beginning after December 15, 2011 and must be applied retrospectively. We do not expect that the adoption of ASU 2011-05 will have a material impact on our consolidated financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08 ("ASU 2011-08"), *Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, to allow entities to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU 2011-08 is effective for MEMC commencing fiscal 2012, although earlier adoption is permitted. We do not expect that the adoption of ASU 2011-08 will have a material impact on our consolidated financial statements.

Supplemental Cash Flow Information

Following is information related to interest and taxes paid as well as certain non-cash investing and financing activities including acquisition related items.

In millions	For the year ended December 31, 2011	2010	2009
Supplemental disclosures of cash flow information:			
Interest payments (including debt issuance costs), net of amount capitalized	$ 155.9	$ 22.2	$ 1.4
Income taxes paid (refunded), net	13.7	(9.4)	38.8
Supplemental schedule of non-cash investing and financing activities:			
Accounts payable incurred (relieved) for acquisition of fixed assets, including solar energy systems	$ (68.0)	$ 138.7	$ (13.1)
Debt transferred to and assumed by buyer upon sale of solar energy systems	104.6	43.3	—
Conversion of note payable to equity	—	27.0	—
Acquisitions:			
Fair value of assets acquired	$ 334.5	$ 65.2	$ 508.9
Goodwill	97.8	56.4	285.3
Liabilities assumed and noncontrolling interests	(158.0)	(19.9)	(479.6)
Shares of MEMC common stock issued	—	—	(45.8)
Other non-cash consideration	(90.7)		
Less: loans prior to acquisition	(16.0)	(26.0)	(79.5)
Less: cash acquired	(3.6)	(2.2)	(0.8)
Cash paid, net of cash acquired	$ 164.0	$ 73.5	$ 188.5

3. RESTRUCTURING, IMPAIRMENT AND OTHER CHARGES

During the second half of 2011, the semiconductor and solar industries experienced downturns, which downturn was more dramatic in the solar industry. In December 2011, in order to better align our business to current and expected market conditions in the semiconductor and solar markets, as well as to improve the company's overall cost competitiveness and cash flows across all segments, MEMC committed to a series of actions to reduce the company's global workforce, right size production capacity and accelerate operating cost reductions in 2012 and beyond (the "2011 Global Plan"). These actions include:

- Reducing total workforce by approximately 1,400 persons worldwide, representing approximately 20% of the company's employees, primarily within the Semiconductor Materials and Solar Materials segments;
- Shuttering the company's Merano, Italy polysilicon facility as of December 31, 2011;
- Reducing production capacity at the company's Portland, Oregon crystal facility and slowing the ramp of the Kuching, Malaysia wafering facility; and
- Consolidating the operations of the Solar Materials segment and Solar Energy segment into a single Solar Energy business unit, effective January 1, 2012.

In addition, based on the market capitalization of MEMC compared to book value and the adverse market conditions, MEMC incurred charges associated with the restructuring, impairment of long-lived assets, impairments of goodwill and certain investments, write-downs of inventory and the realizability of deferred tax assets. The following is a summary of the charges recorded during the three months ended December 31, 2011:

In millions

Type of Charge	Segment: Semiconductor Materials	Solar Materials	Solar Energy	Corporate	Total	Statement of Operations Classification
Restructuring	$ 35.6	$ 299.3	$ 3.7	$ 0.9	$ 339.5	Restructuring
Long-lived asset impairment	7.4	353.6	4.4	—	365.4	Long-lived asset impairment
Goodwill impairment	—	—	384.1	—	384.1	Goodwill impairment
Investment/JV impairment	—	78.9	—	—	78.9	Other, net and equity in loss of joint ventures
Inventory adjustments and other	14.2	76.6	5.9	—	96.7	Cost of goods sold

Restructuring

Restructuring charges consist of $62.1 million of severance and other one-time benefits for employees terminated under the 2011 Global Plan, $226.4 million of estimated liabilities accrued as a result of us canceling or not being able to fulfill the full purchase obligation for certain supplier contracts (see Note 21), and $51.0 million of other related charges. We expect this plan to be largely completed in 2012, however, the timing of the final resolution of our supplier contract commitments may take longer. Total expenses expected to be incurred and recognized under the 2011 Global Plan for the Semiconductor Materials, Solar Materials and Solar Energy segments are approximately $41.5 million, $322.3 million and $8.6 million, respectively. Total cash payments made under the 2011 Global Plan in 2011 during the year ending December 31, 2011 were $1.8 million.

Also during June 2011, MEMC committed to actions to reduce overall manufacturing costs across its global sites, as well as to realign certain general and administrative expenses due to industry and customer specific developments. These actions included relocation of certain operations and reductions in headcount. During the year ended December 31, 2011, we recorded restructuring charges of $6.8 million for severance and other related employee benefits associated with these actions. Cash payments of $9.9 million were made during 2011. We also recorded impairment of certain assets totaling $2.5 million during the year ended December 31, 2011 associated with these actions.

In order to better align manufacturing capabilities to projected demand, MEMC committed to workforce reductions during the first and second quarters of 2009 (the "2009 Global Plan") related to the Semiconductor Materials segment. In September 2009, MEMC committed to actions to reduce manufacturing costs in the Semiconductor Materials segment by shifting manufacturing from our St. Peters, Missouri and Sherman, Texas facilities to other locations which are closer to a number of MEMC's customers in the Asia Pacific region (the "2009 U.S. Plan"). MEMC has provided and paid severance benefits to those terminated under the 2009 Global Plan and will provide severance benefits to those employees who have been or will be terminated under the 2009 U.S. Plan. The 2009 Global Plan was completed by June 30, 2009. We expect the 2009 U.S. Plan to be substantially completed in 2012.

Details of 2011 expenses related to the 2009 U.S. Plan are set out in the following table:

In millions	Accrued January 1, 2011	Year-to-Date Restructuring Charges	Cash Payments	Accrued December 31, 2011	As of December 31, 2011 Cumulative Costs Incurred	As of December 31, 2011 Total Costs Expected to be Incurred
2009 U.S. and Global Plan						
Severance and other employee benefits	$ 16.2	$ (0.2)	$ (3.4)	$ 12.6	$ 18.0	$ 18.8
Asset move costs	—	1.7	(1.7)	—	4.9	20.3
Contract termination	—	2.9	—	2.9	2.9	2.9
Infrastructure costs	—	—	—	—	—	4.0
Total	$ 16.2	$ 4.4	$ (5.1)	$ 15.5	$ 25.8	$ 46.0

Details of 2010 expenses related to the 2009 U.S. and Global Plan are set out in the following table:

In millions	Accrued January 1, 2010	Year-to-Date Restructuring Charges	Cash Payments	Accrued December 31, 2010	As of December 31, 2010 Cumulative Costs Incurred	As of December 31, 2010 Total Costs Expected to be Incurred
2009 U.S. and Global Plan						
Severance and other employee benefits	$ 15.2	$ 2.1	$ (1.1)	$ 16.2	$ 18.2	$ 21.0
Asset move costs	—	3.2	(3.2)	—	3.2	20.3
Contract termination	—	—	—	—	—	3.0
Infrastructure costs	—	—	—	—	—	4.0
Total	$ 15.2	$ 5.3	$ (4.3)	$ 16.2	$ 21.4	$ 48.3

Asset Impairments

Current and forecasted depressed solar market conditions, which accelerated our restructuring efforts, resulted in our recording of asset impairment charges related to certain assets used in our manufacturing operations that were either ceased or scaled back due to changes in future service potential. A majority of these costs relate to impairing our property, plant and equipment and, to a lesser extent, write-downs of some of our polysilicon and solar wafer inventories whose value has deteriorated because of recent significant market price declines. Due to the recent downturn in the solar industry and the decline in our market capitalization, we wrote off our goodwill in the Solar Materials and Solar Energy segments during 2011. We also recorded a deferred tax asset valuation allowance as a result of the continued decline in solar market conditions, the restructuring charges announced on December 8, 2011, and cumulative losses in the U.S. and certain other foreign jurisdictions. See Note 16.

Long-lived Asset Impairments

Due to the downturn in solar market conditions discussed above, we performed an asset impairment analysis of the polysilicon production assets at our shuttered Merano, Italy facility, as well as wafering assets at our Portland, Oregon, Kuching, Malaysia and St. Peters, Missouri facilities in the fourth quarter of 2011. The polysilicon manufacturing assets at our shuttered Merano, Italy facility were impaired and written down to their net realizable salvage value which was based primarily on an appraisal.

For our wafering assets, including developed technology intangible assets, we estimated the fair value of the asset group using discounted expected cash flows and recorded an impairment charge to the extent the net carrying value of the asset group exceeded its fair value. We developed our expected cash flows based on assumptions that are consistent with our current and forecast operating plans, which are considered Level 3 inputs in the fair value hierarchy. Cash flows cover a time period that coincides with the estimated remaining useful life of the primary assets, and a probability factor was assigned to each cash flow scenario to derive the expected present value based on a risk-free discount rate.

In the third quarter of 2009, as part of the 2009 U.S. Plan, we performed an asset impairment analysis of our St. Peters, Missouri and Sherman, Texas long-lived manufacturing asset groups. In order to determine the amount of impairment, we estimated the fair value of our asset groups using discounted expected cash flows. Based on these calculations, we recorded asset impairment charges of $24.6 million in 2009 related to these asset groups.

These charges were recorded in long-lived asset impairment charges in our consolidated statement of operations.

Goodwill Impairments

We perform our annual goodwill impairment test on December 1, however, due to deteriorating economic conditions in the solar industry, we performed an interim impairment analysis in the quarter ended September 30, 2011. During the interim period ended September 30, 2011, we evaluated whether impairment indicators existed which would require a detailed test of goodwill for impairment as of an interim date. As of September 30, 2011, our net book value was significantly above the market capitalization of our common stock. During June 2011 and continuing through September 2011, we observed a strong correlation between the decline in our market capitalization and the decline in pricing in the solar wafer market, caused by an overall softening of demand in the solar materials supply chain. We evaluated the following items, among others, in determining whether there were impairment indicators requiring an evaluation of goodwill impairment as of an interim date: the impact of solar wafer price declines on our Solar Materials reporting unit and on our raw material costs for our Solar Energy reporting unit; advanced materials technologies at our Solar Materials reporting unit; the financial performance of each reporting unit in fiscal year 2011 to date; and our internal forecast data. We determined that there were indicators of potential impairment due to the items previously mentioned and the sustained decline in our common stock price resulting in a market capitalization below book value. Based on the above, we determined that there was a triggering event, which required us to perform a Step 1 goodwill impairment analysis for the interim period ended September 30, 2011 on both the Solar Materials and Solar Energy reporting units' goodwill.

We prepared a discounted cash flow ("DCF") model for each of the reporting units to assess the recoverability of the goodwill using significant unobservable inputs (Level 3), which we then reconciled to our average market capitalization over a reasonable period of time, which included a control premium supported by recent transactions, as of September 30, 2011. For our DCF models, we used inputs we believed a market participant would use, including earnings projections and other cash flow assumptions over future periods plus a terminal value assuming a long-term growth rate. We believe the DCF model represents a reliable valuation method for this purpose because it reflects the information a market participant would likely use to value each of the reporting units.

Solar Materials

In performing this test for our Solar Materials reporting unit, we made a downward revision in the forecasted cash flows as a result of a decrease in the market price for silicon products and weaker demand for solar products. Our analysis also included considerations of our market capitalization. Based on the results of our analysis in which we estimated the fair value of the goodwill as of September 30, 2011, we concluded that the carrying value of goodwill exceeded its fair value and, as a result, recorded an impairment charge totaling $56.4 million during the quarter ended September 30, 2011. This impairment charge is entirely associated with our Solaicx acquisition completed in July 2010, and represents the full carrying value of the goodwill related to the Solar Materials reporting unit.

Solar Energy

Based on the impairment test performed during the interim period, it was determined that there was no impairment of goodwill of the Solar Energy reporting unit as of September 30, 2011 given that the estimated fair value of the Solar Energy reporting unit based on our forecast was in excess of its carrying value. Management's assumptions were based on an analysis of current and expected future economic conditions and the updated strategic plan for this reporting unit. Key assumptions in the calculation of fair value were the discount rate, growth rates in sales and profit margins and long-term cash forecasts, as well as our reconciliation to our market capitalization. The assumptions used in our valuation model included projected growth of our business including pipeline and new business, expected cost reductions and future price declines. We utilized a discount rate which we believed was commensurate with the then current volatility in earnings and cash flows in the solar industry. The estimated fair value of the Solar Energy reporting unit at September 30, 2011 based on our forecast, after analyzing various data points, including our market capitalization, was in excess of the carrying value.

During the three months ended December 31, 2011, conditions in the solar industry continued to decline, including selling prices of solar energy systems. These declines were due to continued softening in demand for the systems, including recent announcements of decreases in government funded solar energy subsidies. We believe these economic factors caused our market capitalization to deteriorate during the three months ended December 31, 2011. We performed an updated analysis to estimate the fair value of our Solar Energy reporting unit, which included a reconciliation by reporting unit to our market capitalization. The carrying value was in excess of fair value requiring a Step 2 analysis to be performed. The Step 2 goodwill impairment analysis required that we estimate the fair values of all assets and liabilities and compare the resulting net assets to our estimated fair value of the reporting unit. The estimate of fair values included Level 1, 2 and 3 inputs and included assumptions such as the replacement cost of property, plant and equipment, sales value of inventories and work-in-process and debt fair values based on rates a market participant would use. Based on this analysis, the estimated fair value of the Solar Energy reporting unit was determined to be below the estimated fair value of the net assets and goodwill was estimated to be zero. Therefore, we impaired the goodwill of the Solar Energy reporting unit of $384.1 million in the three month period ended December 31, 2011. After this impairment charge, which included goodwill associated with the acquisitions of SunEdison, Fotowatio Renewable Ventures, Inc., and three other 2011 acquisitions, the goodwill balance is zero as of December 31, 2011.

Impairment of Equity Investment and Equity Method Investment

Due to current solar market conditions and expected reduced sales volumes, our equity method joint venture, Jiangsu Meike Silicon Energy Co. LTD., ("Meike" and formerly Zhenjiang Huantai joint venture), recorded an impairment charge related to the joint venture's long-lived assets. In addition, we determined that a loss in value in another equity method investment occurred and was other than temporary.

We also recorded an other-than-temporary impairment charge associated with one of our cost method investments as a result of the length and severity of a fair value decline of this investment below our cost basis, with no turnaround in the foreseeable future. We have assessed and determined that there have been no other events or circumstances that had a material adverse effect on our other cost method investments during this period.

The total impact of these impairment charges was $78.9 million, which was recorded during the three months ended December 31, 2011.

Inventory Adjustments

Given the deterioration in polysilicon and solar wafer pricing, we recorded a lower of cost or market adjustment on our raw material and finished goods inventory in the Solar Materials segment. In our Semiconductor Materials segment, we recorded a charge in supplies and stores inventory as a result of a change in estimate for slow moving, excess and obsolete inventories. We also recorded a charge for certain system development costs in our Solar Energy segment which were determined to be unrecoverable. As a result of these inventory adjustments, we recorded charges totaling $96.7 million during the three months ended December 31, 2011.

4. ACQUISITIONS

On September 2, 2011, we completed the acquisition of 100% of the voting shares of Fotowatio Renewable Ventures, Inc. ("FRV U.S."), a developer of solar power projects in the U.S. The FRV U.S. acquisition expanded our pipeline of solar power projects and supports our expansion in the U.S. utility-scale power market. The purchase price was $187.8 million, including estimated contingent consideration fair valued at $54.2 million.

The contingent consideration is to be paid in cash if certain operational criteria are met through June 30, 2012. Certain amounts of the contingent consideration will be allocated to employees and be recorded as compensation expense as employees render their services. The amount payable, as amended, is based on FRV U.S. achieving certain project milestones on five U.S. utility-scale projects, up to a maximum earn-out target of $70.4 million. The estimated acquisition date fair value of the contingent consideration reflects a discount at a credit adjusted interest rate for the period of the contingency. That measure is based on significant inputs that are not observable in the market, which U.S. GAAP refers to as Level 3 inputs. Key assumptions include (i) a discount percentage and (ii) a probability adjustment related to the operational metrics being met. Future revisions to the estimated fair value of the contingent consideration could be material.

The table below represents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from FRV U.S. based on an estimate of the fair value at the acquisition date:

In Millions		
Allocation of the purchase price:		
Cash and cash equivalents	$	1.8
Solar energy systems held for development		64.2
Other current assets		9.0
Property, plant and equipment, net		23.0
Goodwill		44.6
Intangible assets		115.5
Other noncurrent assets		50.2
Current liabilities		(3.4)
Short-term debt		(32.9)
Other long-term liabilities		(44.6)
Noncontrolling interests		(39.6)
Total purchase price	$	187.8

At the date of acquisition, FRV U.S. had net operating losses that will be realizable on MEMC's consolidated U.S. tax return, subject to annual Internal Revenue Code Section 382 limitations. Deferred tax assets attributable to these FRV U.S. net operating loss carry forwards of $9.3 million are included in other noncurrent assets in the table above. All of the goodwill was assigned to the Solar Energy segment and no goodwill will be deductible for U.S. income tax purposes. The primary factors which resulted in recognition of goodwill include the assembled workforce and synergies in skill sets and operations. The amount of FRV U.S.'s revenue and operating loss included in the consolidated statement of operations for the year ended December 31, 2011 was $121.2 million and $48.3 million, respectively. The 2011 operating loss included a $44.6 million impairment of FRV U.S. goodwill during the three months ended December 31, 2011. See Note 3.

Management has completed the purchase accounting valuation for this transaction, and any adjustments due to changes of the assumptions used to calculate the fair value of certain assets and liabilities including, but not limited to, assets held for sale, property, plant and equipment, intangible assets, deferred taxes and goodwill have already or will be reflected in the consolidated statement of operations. We have not provided proforma financial information because the acquisition is not considered significant.

Other 2011 acquisitions

During the second quarter of 2011, SunEdison completed the acquisition of 100% of the voting equity of a company for a purchase price of $72.6 million, of which an estimated $27.0 million relates to contingent consideration payable in cash. This acquisition, which included project pipeline, is intended to further develop our solar energy systems' business and leverage the synergies between our Solar Energy and Solar Materials segments. We recorded $43.8 million to goodwill, approximately $24.4 million of which is not deductible for tax purposes, and $13.0 million to intangible assets. Management has completed the purchase accounting valuation for this transaction. All $43.8 million of goodwill was allocated to the Solar Energy segment and was subsequently written-off during the three months ended December 31, 2011. See Note 3. We have not provided proforma financial information because the acquisition is not considered significant.

During 2011, SunEdison completed two other acquisitions of 100% of the voting equity of these companies for a combined total purchase price of $14.3 million, of which $6.5 million relates to contingent consideration. We recorded $9.4 million and $4.8 million to goodwill and acquired intangible assets, respectively. The goodwill is not deductible for tax purposes for either of these acquisitions and was subsequently written-off during the three months ended December 31, 2011. See Note 3.

Solaicx

On July 1, 2010, we completed the acquisition of 100% of the voting equity of Solaicx, which became a wholly owned subsidiary of MEMC. The U.S. GAAP purchase price for Solaicx was $101.7 million, including cash and additional contingent consideration. The contingent consideration consists of cash and MEMC common stock, as elected by certain Solaicx shareholders.

The purchase price was calculated as follows:

In Millions		
Cash	$	75.7
Contingent consideration		26.0
Total purchase price including estimated contingent consideration	$	101.7

Approximately $10.9 million of the cash consideration is currently held in escrow pursuant to the terms of the merger agreement and was reflected in goodwill. The contingent consideration is to be paid to the former Solaicx shareholders if certain operational criteria were met from July 1, 2010 through December 31, 2011. The amount payable is based on Solaicx achieving revenues of at least $60.0 million during such time period, up to a maximum revenue target of $71.8 million, with the payout on a linear basis between those two amounts. This would entitle the former Solaicx shareholders to up to an additional $27.6 million of a combination of cash and MEMC common stock. MEMC estimated the acquisition date fair value of the contingent consideration at $26.0 million, which reflects a discount at a credit adjusted interest rate for the period of the contingency. That measure was based on significant inputs that are not observable in the market, which U.S. GAAP refers to as Level 3 inputs. Key assumptions included (i) a discount percentage and (ii) a probability adjusted level of revenue expected to be achieved by Solaicx during the period between July 1, 2010 and December 31, 2011.

The primary factor which resulted in recognition of goodwill, as well as our primary reason for the acquisition of Solaicx, was that the acquisition would allow us to produce high efficiency monocrystalline solar wafers at competitive costs. All of the goodwill was assigned to the Solar Materials segment and no goodwill is deductible for U.S. income tax purposes. See Note 3 regarding discussion of the subsequent impairment of this goodwill.

The table below represents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from Solaicx based on an estimate of the fair value at the acquisition date.

In Millions		
Allocation of the purchase price:		
Cash and cash equivalents	$	2.2
Other current assets		11.6
Property, plant and equipment, net		30.0
Goodwill		56.4
Intangible assets		21.0
Other noncurrent assets		0.4
Current liabilities		(12.2)
Long-term debt and capital lease obligations, excluding current portion		(1.3)
Other long-term liabilities		(6.4)
Total purchase price	$	101.7

Acquisition related costs of $1.9 million were included in marketing and administration expense, and the amount of Solaicx's loss of $11.2 million from the date of acquisition was included in the consolidated statement of operations for the year ended December 31, 2010 and was dilutive to earnings per share. The amount of Solaicx's revenue included in the consolidated statement of operations for the same period was not material. See a description of intangible assets in Note 12.

Upon acquisition, Solaicx had net operating losses that will be realizable on MEMC's consolidated U.S. tax return, subject to annual Internal Revenue Code Section 382 limitations. At December 31, 2010, we had deferred tax assets attributable to these Solaicx net operating loss carry forwards of $28.7 million and a corresponding valuation allowance of $28.7 million, reducing the net deferred tax asset for net operating losses to zero. As of December 31, 2011, we no longer carry a valuation allowance against the Solaicx net operating losses as the remaining deferred tax asset is expected to be realized in the foreseeable future against taxable income generated through U.S. business operations.

Management has completed the purchase accounting valuation for this transaction and any adjustments due to changes of the assumptions used to calculate the fair value of certain assets and liabilities including, but not limited to, inventory, property, plant and equipment, intangible assets, deferred taxes and goodwill, have already or will be reflected in the statement of operations.

The following table reflects the 2010 and 2009 unaudited pro forma operating results of MEMC as if the Solaicx acquisition had been completed as of the beginning of each respective period.

	For the year ended December 31,	
	2010	2009
In Millions, except per share amounts		
Net sales	$ 2,243.5	$ 1,168.3
Net income (loss) attributable to MEMC stockholders	$ 22.0	$ (99.9)
Basic income (loss) per share	$ 0.10	$ (0.45)
Diluted income (loss) per share	$ 0.10	$ (0.45)

SunEdison

On November 20, 2009, we completed the acquisition of SunEdison in order to expand the scope of MEMC's solar related operations. SunEdison is a developer of solar power projects and a solar energy provider. As a result of the acquisition, SunEdison became a wholly owned subsidiary of MEMC Holdings Corporation, which is a wholly owned subsidiary of MEMC. The U.S. GAAP purchase price for SunEdison was $314.6 million, including cash, MEMC common stock and additional consideration.

The purchase price was calculated as follows:

In Millions	
Cash and payables	$ 191.7
Shares of MEMC common stock (a)	45.9
Contingent consideration	77.0
Total purchase price including estimated contingent consideration	$ 314.6

(a) The value was based upon the issuance of 3.8 million common shares and the closing price of MEMC's common stock on November 20, 2009, the date of acquisition, of $12.08.

The contingent consideration was to be paid to the former SunEdison unit holders if certain operational criteria were met from January 1, 2010 through December 31, 2010. As of December 31, 2010, we recorded $80.2 million of contingent consideration, which is the maximum payout under the agreement. This liability was paid on February 1, 2011 for a combination of $55.7 million in cash and the issuance of 2.1 million shares of MEMC common stock.

Approximately $21.0 million of the cash consideration and $6.4 million of the share consideration otherwise payable to the SunEdison unit holders was held in escrow pursuant to the terms of the acquisition agreement pending resolution of certain indemnity claims made by MEMC against the escrow. During the third quarter of 2011, the majority of those shares and cash held in escrow were released. The remaining shares and cash are scheduled to be released from escrow, if at all, by December 31, 2012. No benefit has been recognized in the consolidated financial statements as of December 31, 2011 pending resolution of the claims.

The principal factors that resulted in recognition of goodwill as well as our primary reasons for the acquisition of SunEdison were: (i) partnering with SunEdison should enable the build-up of solar energy system backlog with price certainty for materials cost and (ii) downstream knowledge of solar system demand and pricing should allow our Solar Materials business to make capital investments with known future volumes. All of the goodwill was assigned to the Solar Energy segment. Approximately $224.5 million of goodwill is deductible for tax purposes. See Note 3 regarding discussion of the subsequent impairment of this goodwill.

The table below represents the allocation of the total consideration to tangible and intangible assets acquired and liabilities assumed from SunEdison based on an estimate of the fair value at the acquisition date:

In Millions		
Allocation of the purchase price:		
Cash and cash equivalents	$	0.8
Other current assets		106.4
Property, plant and equipment, net		325.6
Goodwill		285.3
Intangible assets		42.2
Other noncurrent assets		33.9
Current liabilities		(167.7)
Long-term debt and capital leases (excluding current portion)		(297.4)
Other long-term liabilities		(7.8)
Noncontrolling interests		(6.7)
Total purchase price	$	314.6

Acquisition related costs of $2.5 million were included in marketing and administration expense for the year ending December 31, 2009. The amount of SunEdison's revenue and loss included in the consolidated statement of operations for the year ended December 31, 2009 was not material. See a description of intangible assets in Note 12.

Management completed the purchase accounting valuation for this transaction and any future adjustments due to changes of the assumptions used to calculate the fair value of acquisition related assets and liabilities will be reflected in the consolidated statement of operations.

The following table reflects the 2009 unaudited pro forma operating results of MEMC as if the SunEdison acquisition had been completed as of January 1, 2009.

In Millions, except per share amounts		For the year ended December 31, 2009
Net sales	$	1,266.4
Net loss attributable to MEMC stockholders	$	(94.5)
Basic loss per share	$	(0.42)
Diluted loss per share	$	(0.42)

5. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of accumulated other comprehensive (loss) income, net of tax, were as follows:

	As of December 31,			
In millions		2011		2010
Accumulated net translation adjustment	$	42.7	$	46.9
Net unrealized gain on available-for-sale securities		3.8		28.7
Net unrecognized actuarial loss, prior service credit, and transition obligation (net of $24.0 and $13.5 tax in 2011 and 2010, respectively)		(48.3)		(32.3)
Unrealized and realized loss on mark-to-market for cash flow hedges		(2.1)		(9.2)
Total accumulated other comprehensive (loss) income	$	(3.9)	$	34.1

6. DERIVATIVES AND HEDGING INSTRUMENTS

MEMC's hedging activities consist of:

In millions	Balance Sheet Location	Assets (Liabilities or Equity) Fair Value As of December 31, 2011	As of December 31, 2010
Derivatives designated as hedging:			
Interest rate swaps	Accrued liabilities	$ (5.6)	$ (6.2)
Interest rate swaps	Prepaid and other current assets	$ —	$ 0.7
Interest rate swaps	Accumulated other comprehensive (loss) income	$ 3.9	$ 2.4
Currency forward contracts	Accrued liabilities	$ —	$ (8.6)
Currency forward contracts	Accumulated other comprehensive (loss) income	$ —	$ 8.6
Derivatives not designated as hedging:			
Suntech warrant	Other assets	$ 0.4	$ 5.2
Currency forward contracts	Prepaid and other current assets	$ 3.0	$ 2.1
Currency forward contracts	Accrued liabilities	$ (1.8)	$ (0.5)
Other derivatives	Prepaid and other current assets	$ —	$ 1.2
Other derivatives	Other assets	$ —	$ 1.6

In millions	Statement of Operations Location	(Gain) Losses Year Ended December 31, 2011	Year Ended December 31, 2010
Derivatives designated as hedging:			
Net investment hedge	Other, net	$ —	$ (17.3)
Derivatives not designated as hedging:			
Suntech warrant	Decline in fair value of warrant	$ 4.8	$ 14.0
Currency forward contracts	Other, net	$ 7.4	$ 1.3

To mitigate financial market risks of fluctuations in foreign currency exchange rates, we utilize currency forward contracts. We do not use derivative financial instruments for speculative or trading purposes. We generally hedge transactional currency risks with currency forward contracts. Gains and losses on these foreign currency exposures are generally offset by corresponding losses and gains on the related hedging instruments, reducing the net exposure to MEMC. A substantial portion of our revenue and capital spending is transacted in the U.S. Dollar. However, we do enter into transactions in other currencies, primarily the Euro, the Japanese Yen, and certain other Asian currencies. To protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates, we have established transaction-based hedging programs. Our hedging programs reduce, but do not always eliminate, the impact of foreign currency exchange rate movements. At any point in time, we may have outstanding contracts with several major financial institutions for these hedging transactions. Our maximum credit risk loss with these institutions is limited to any gain on our outstanding contracts. As of December 31, 2011 and December 31, 2010, these currency forward contracts had net notional amounts of $293.2 million and $78.7 million, respectively.

In addition to the currency forward contracts purchased to hedge transactional currency risks, we entered into currency forward contracts during 2010 to hedge cash flow risks associated with future purchases of raw materials denominated in Euros. These forward contracts were established as cash flow hedges designed to protect against the variability in foreign currency rates between the Euro and U.S. Dollar. The cash flow hedges were accounted for using hedge accounting. As of June 30, 2011, the future purchases of raw materials associated with these cash flow hedges were no longer deemed probable and accordingly, the related gains of $14.2 million on the forward contracts were reclassified from accumulated other comprehensive (loss) income into earnings. During the 2011 third quarter, these forward contracts were liquidated, resulting in a loss of $6.6 million. The notional amount of the currency forward contracts designated and accounted for as cash flow hedges as of December 31, 2010 was $377.3 million. No ineffectiveness was recognized in 2011 or 2010.

We are party to three interest rate swap instruments that are accounted for using hedge accounting. These instruments are used to hedge floating rate debt and are accounted for as cash flow hedges. Under the swap agreements, we pay the fixed rate and the financial institution counterparties to the agreements pay MEMC a floating interest rate as indicated in the table below. The amount recorded in the consolidated balance sheet as provided in the table below represents the estimated fair value of the net amount that we would settle on December 31, 2011, if the agreements were transferred to other third parties or cancelled by us. The effective portion of these hedges for the year ended December 31, 2011 and 2010 was a loss of $4.5 million and $5.3 million, respectively, and a gain of $0.8 million for the year ended December 31, 2009, which were recorded to other comprehensive (loss) income. Ineffectiveness of $0.7 million and $0.2 million was recorded in 2011 and 2010, respectively. No ineffectiveness was recorded in 2009.

We are party to two interest rate swap instruments that are used as economic hedges to hedge floating rate debt. These instruments are used to hedge floating rate debt and are not accounted for as cash flow hedges. Under the swap agreements, we pay the fixed rate and the financial institution counterparties to the agreements pay us a floating interest rate based on the table below. The amount recorded in the consolidated balance sheet as provided in the table below represents the estimated fair value of the net amount that we would settle on December 31, 2011, if the agreements were transferred to other third parties or cancelled by us. Because these hedges are deemed economic hedges and not accounted for under hedge accounting, the changes in fair value are recorded to non-operating expense (income) within the consolidated statement of operations. The fair value of these hedges as of December 31, 2011 was a liability of $1.1 million. No such hedges existed prior to 2011.

	Notional Amount (in millions)	Fixed Rate	Variable Rate	Termination Date	Assets (Liabilities) Fair Value at December 31, 2011
					Dollars in millions
Interest rate swap #1 cash flow hedge	4.5 Euros	5.1%	Euribor plus 1.5%	6/30/2023	$ (1.3)
Interest rate swap #2 cash flow hedge	1.8 Euros	5.1%	Euribor plus 1.5%	6/30/2023	(0.5)
Interest rate swap #3 cash flow hedge	33.9 Canadian Dollars	3.3%	Canadian Deposit Offering Rate	6/5/2028	(2.7)
Interest rate swap #4 economic hedge	903.7 Thai Baht	6.0%	THB-THBFIX-Reuters plus 2.1%	9/25/2026	(0.6)
Interest rate swap #5 economic hedge	683.9 Thai Baht	6.0%	THB-THBFIX-Reuters plus 2.1%	9/25/2026	(0.5)
					$ (5.6)

We previously had an unconsolidated joint venture, Q-Cells SE, which was a Euro functional currency entity accounted for under the equity method, in which we invested 72.5 million Euros (approximately $105 million) in 2009. In order to manage the changes in foreign currency and any resulting gain or loss associated with this investment, we entered into a Euro currency forward contract, accounted as a net investment hedge, for 70.0 million Euros. We received 63.5 million Euros (approximately $77 million) of our investment in the second quarter of 2010 and at the same time reduced our net investment hedge to the remaining equity investment balance. During the fourth quarter of 2010, we received the remaining balance of our investment of 5.8 million Euros (approximately $8 million). During 2010, we recognized a gain of $17.3 million on this hedge and at the same time recognized a foreign currency loss on our investment of $14.3 million. Both amounts were recorded in other, net in our statement of operations. No ineffectiveness was recognized in 2010 or 2009.

The Suntech warrant consists of a fully vested, non-forfeitable warrant to purchase common shares of Suntech which was received in 2006 at the time that we signed a long-term supply agreement with Suntech. The long-term supply agreement was terminated in the second quarter of 2011, but the termination had no impact on the warrant. The Suntech warrant exposes us to equity price risk.

7. INVESTMENTS

The carrying value of short-term and long-term investments consists of the following:

In millions	As of December 31, 2011	2010
Equity method investments	$ 25.8	$ 46.1
Equity investments at cost	12.5	23.1
Items measured at fair value on a recurring basis	16.2	41.1
Time deposits	0.3	0.1
Total investments	54.8	110.4
Less: short-term investments	0.3	0.1
Non-current investments	$ 54.5	$ 110.3

Equity Method Investments

We have made investments in our equity method investments, which are primarily joint ventures, totaling $46.4 million during the year ended December 31, 2011. Generally, these investments are designed to create additional capacity in our Solar Materials segment. Our aggregate remaining contractual investment commitments to our joint ventures as of December 31, 2011 is up to an additional $178.9 million. The contracts governing these joint ventures generally do not have any specific time frames for these future investments, however, we expect to fund approximately $107.0 million of these commitments in 2012.

In the fourth quarter of 2011, we recorded impairment charges totaling $67.3 million on our equity method investments, primarily our joint venture with Zhenjiang Huantai discussed below, due to solar market conditions (see Note 3).

Meike Joint Venture

In May 2010, we entered into an equity method joint venture with Zhenjiang Huantai Science and Technology Co. Ltd.(formerly Jiangsu Huantai Group Co. Ltd.) for the manufacture of multicrystalline ingots and wafers in Yangzhong City, Jiangsu Province, China. During 2011, we made an equity contribution of $17.8 million and provided a short-term loan of $3.1 million to Meike for working capital requirements. Due to current solar market conditions, we recorded an impairment charge of $52.1 million related to the joint venture's long-lived assets during the three month period ending December 31, 2011. Our total equity investment balance in Meike was $7.0 million and $36.9 million at December 31, 2011 and December 31, 2010, respectively.

Samsung Fine Chemicals Joint Venture

In February 2011, we entered into an equity method joint venture with Samsung Fine Chemicals Co. Ltd. (the "SMP JV") for the construction and operation of a new facility to produce high purity polysilicon in Ulsan, South Korea. The SMP JV will manufacture and supply polysilicon to us and to international markets. MEMC Singapore Pte. Ltd.'s. ownership interest in the joint venture is 50% and Samsung Fine Chemicals Co. Ltd owns the other 50%. During the second quarter of 2011, we invested $13.8 million in the joint venture. Our total cash commitments, inclusive of the $13.8 million invested thus far, are expected to be approximately $175.0 million through 2013. We expect to fund $107.0 million of our commitments in 2012.

In September 2011, the Company executed a Supply and License Agreement with the SMP JV under which MEMC will license and sell to the joint venture certain technology and related equipment used for producing polysilicon. The Company will receive proceeds under the Supply and License Agreement based on certain milestones being achieved throughout the construction, installation and testing of the equipment, which is expected to occur primarily over the next 24 months. Proceeds received from the SMP JV under the Supply and License Agreement will be recorded as a reduction in our basis in the SMP JV investment and to the extent that our basis in the investment is zero, the remaining proceeds received will be recorded as a long-term liability. To the extent the total cash proceeds received exceed the sum of our cost basis in the equipment plus our capital contributions to the SMP JV, and when we have no remaining performance obligations, a net gain would be recognized on the transaction. We received cash deposits under the Supply and License Agreement during each of the third and fourth quarters of 2011. These deposits exceeded our investment and were recorded as a reduction in our equity method investment balance with the excess of $68.2 million recorded as a long-term customer deposit. The cash received is recorded as an investing inflow within the consolidated statement of cash flows. As of December 31, 2011, our investment balance in the SMP JV was $0.

Equity Investments at Cost

During the three month period ending December 31, 2011, we recorded an other-than-temporary impairment charge of $11.6 million associated with one of our cost method investments. The impairment was a result of the length and severity of a fair value decline below our cost basis, with no turnaround in the foreseeable future. See Note 3 for further discussions on impairments. We have assessed and determined that there have been no other events or circumstances that had a material adverse effect on our other cost method investments during this period.

Investments Recorded at Fair Value

At December 31, 2011, we held an investment in equity securities of a customer's common stock, Gintech Energy Corporation ("Gintech"), acquired in connection with the execution of a long-term supply agreement. This investment is accounted for at fair value, is classified as a long-term available-for-sale investment and has a cost basis of $12.4 million.

As of December 31, 2009, we held $174.8 million in fixed income funds and a portfolio of asset-backed, mortgage-backed and corporate debt securities. During 2010, we sold these investments and recorded a net gain of $5.0 million.

8. CREDIT CONCENTRATION

Our customers fall into four categories: (i) semiconductor device and solar cell and module manufacturers; (ii) commercial customers, which principally include private equity firms, large, national retail chains and real estate property management firms; (iii) federal, state and municipal governments; (iv) financial institutions and insurance companies; and (v) utilities. Our customers are located in various geographic regions, including North America, Europe and the Asia Pacific region, are generally well capitalized, and the concentration of credit risk is considered minimal. For our solar energy systems, we typically collect the full sales proceeds upon final close and transfer of the system. Sales to any specific customer did not exceed 10% of consolidated net sales for the year ended December 31, 2011.

9. INVENTORIES

Inventories consist of the following:

	As of December 31,	
	2011	2010
In millions		
Raw materials and supplies	$ 121.6	$ 104.8
Goods and work-in-process	97.7	58.0
Finished goods	102.5	51.8
Total inventories	$ 321.8	$ 214.6

SunEdison inventories of $58.4 million at December 31, 2011 and $55.3 million at December 31, 2010, consist of raw materials and supplies not allocated to a solar energy system. Included in the table above at December 31, 2011, we had $28.5 million of finished goods inventory held on consignment, compared to $25.0 million at December 31, 2010.

Due to adverse solar market conditions and related price decreases, which led to the slowdown of solar wafer production at our Kuching, Malaysia and Portland, Oregon plants and the shuttering of our Merano, Italy plant, as further described in Note 3, we recorded a lower of cost or market charge on our raw materials and supplies inventory of $53.7 million in the year ended December 31, 2011. In addition to the raw materials and supplies inventory charges, we recorded charges of approximately $30.2 million for goods and work-in-process and $29.7 million for finished goods inventory in the year ended December 31, 2011, primarily related to the adverse solar market conditions which lead to underutilization of our Kuching solar wafering plant.

Due to the earthquake in Japan on March 11, 2011, wafer production in our semiconductor wafer plant in Japan was suspended from that time through April 12, 2011. Due to the unplanned downtime, we recorded $14.9 million in the year ended December 31, 2011 as period charges to cost of goods sold for the under absorption of production costs. We had no similar adjustments during the year ended December 31, 2010 and 2009.

During the year ended December 31, 2010, there were inventory charges totaling $0.4 million for goods and work-in-process and $2.1 million for finished goods. No such charges occurred during the year ended December 31, 2010 for raw materials and supplies. During the year ended December 31, 2009, there were inventory charges totaling $0.6 million for raw materials and supplies, $1.1 million for goods and work-in-process and $4.1 million for finished goods.

10. SOLAR ENERGY SYSTEMS HELD FOR DEVELOPMENT AND SALE

Solar energy systems held for development and sale consist of the following:

	As of December 31,	
	2011	2010
In millions		
Under development	$ 193.5	$ 68.8
Systems held for sale	179.5	168.7
Total solar energy systems held for development and sale	$ 373.0	$ 237.5

See Note 2 for a discussion of solar energy systems held for development and sale.

11. PROPERTY, PLANT AND EQUIPMENT (INCLUDING CONSOLIDATED VIES)

Property, plant and equipment consists of the following:

	As of December 31,	
	2011	2010
In millions		
Land	$ 6.5	$ 6.4
Software	31.2	29.1
Buildings and improvements	404.7	270.3
Machinery and equipment	1,470.6	1,571.3
Solar energy systems	896.2	493.3
	2,809.2	2,370.4
Less accumulated depreciation	(851.8)	(708.9)
	1,957.4	1,661.5
Construction in progress – Semiconductor Materials and Solar Materials	155.5	283.4
Construction in progress – Solar energy systems	280.2	88.6
Total property, plant and equipment, net	$ 2,393.1	$ 2,033.5

Due to market conditions which led to our actions to reduce solar wafering capacity and the shuttering of our polysilicon plant in Merano, Italy, we recorded asset impairment charges of $354.7 million during the year ended December 31, 2011. See Note 3 for further discussion of the charges.

12. GOODWILL AND INTANGIBLE ASSETS

The carrying values of intangible assets at December 31, 2011 and December 31, 2010 are as follows:

Dollars in millions	Weighted Average Amortization Period	December 31, 2011 Gross Carrying Amount	December 31, 2011 Accumulated Amortization or Allocated to Solar Energy System	December 31, 2011 Net Carrying Amount	December 31, 2010 Gross Carrying Amount	December 31, 2010 Accumulated Amortization or Allocated to Solar Energy System	December 31, 2010 Net Carrying Amount
Amortizable intangible assets:							
Favorable energy credits	7	$ 14.2	$ (6.1)	8.1	$ 14.2	$ (3.2)	$ 11.0
Customer relationships[1]	6	5.7	(1.6)	4.1	5.4	(0.8)	4.6
Trade Name	15	4.1	(0.6)	3.5	4.1	(0.3)	3.8
Internally developed software	4	1.7	(1.0)	0.7	1.3	(0.5)	0.8
Developed technology[1]	5	13.9	(5.5)	8.4	20.0	(1.3)	18.7
Customer sales backlog[1]	1	—	—	—	0.4	(0.2)	0.2
Non-compete agreement	1	1.2	(0.4)	0.8	—	—	—
Total amortizable intangible assets	7	$ 40.8	$ (15.2)	$ 25.6	$ 45.4	$ (6.3)	$ 39.1
Indefinite lived assets:							
In-process technology[1]	Indefinite	$ 1.5	$ —	$ 1.5	$ 0.3	$ —	$ 0.3
Power plan development arrangements[2]	Indefinite	143.3	(21.2)	122.1	18.0	(4.9)	13.1
Total indefinite lived assets		$ 144.8	$ (21.2)	$ 123.6	$ 18.3	$ (4.9)	$ 13.4

(1) These intangibles represent the amounts acquired in the SunEdison, Solaicx and other acquisitions. The useful life for in-process technology will be determined once the research and development process is complete and, at that time, amortization of the asset will begin.

(2) Power plant development arrangements are allocated to the solar energy system (property, plant and equipment or inventory) upon completion of the related solar energy systems stemming from the backlog at the date of acquisition. Includes $110.6 million recorded from the FRV U.S. acquisition.

In 2011, 2010 and 2009, we recognized amortization expense of $9.4 million, $5.9 million and $0.4 million, respectively. During the three month period ended December 31, 2011, we incurred a $6.6 million impairment primarily on our developed technology intangible assets, which is primarily due to the decline in solar market conditions. The impairment was recorded to long-lived asset impairment charges in the consolidated statement of operations. See Note 3 for additional discussion. We expect to recognize annual amortization expense as follows:

In millions	2012	2013	2014	2015	2016
Amortization	$ 7.3	$ 5.3	$ 2.8	$ 1.2	$ 1.1

Changes in goodwill for the year ended December 31, 2011 are as follows:

In millions	January 1, 2011	Acquisitions (see Note 4)	Impairments (see Note 3)	December 31, 2011
Solar Energy	$ 286.3	$ 97.8	$ (384.1)	$ —
Solar Materials	56.4	—	(56.4)	—
Total	$ 342.7	$ 97.8	$ (440.5)	$ —

Changes in goodwill for the year ended December 31, 2010 are as follows:

In millions	January 1, 2010	Acquisitions (see Note 4)	Impairments	December 31, 2010
Solar Energy	$ 285.3	$ 1.0	$ —	$ 286.3
Solar Materials	—	56.4	—	56.4
Total	$ 285.3	$ 57.4	$ —	$ 342.7

13. DEBT AND CAPITAL LEASE OBLIGATIONS

Debt (including consolidated VIEs) and capital lease obligations outstanding consist of the following:

	As of December 31, 2011			As of December 31, 2010		
In millions	Total Principal	Current and Short-Term	Long-Term	Total Principal	Current and Short-Term	Long-Term
Non-Solar energy system debt and capital leases:						
Senior notes	$ 550.0	$ —	$ 550.0	$ —	$ —	$ —
Long-term notes	21.4	3.7	17.7	24.0	3.6	20.4
Capital leases for equipment and other debt	—	—	—	2.9	2.8	0.1
Total Non-Solar energy system debt and capital leases	$ 571.4	$ 3.7	$ 567.7	$ 26.9	$ 6.4	$ 20.5
Solar energy system debt, financings and capital leaseback obligations:						
Short-term debt, weighted average interest rate of 6.23% and 6.13%, respectively	$ 77.2	$ 77.2	$ —	$ 33.6	$ 33.6	$ —
System construction and term debt	305.8	27.9	277.9	141.0	11.1	129.9
Capital leaseback obligations	107.8	13.3	94.5	125.7	14.1	111.6
Financing leaseback obligations	837.0	8.4	828.6	337.8	6.9	330.9
Other system financing transactions	27.6	17.4	10.2	17.7	—	17.7
Total Solar energy system debt, financings and capital leaseback obligations	$ 1,355.4	$ 144.2	$ 1,211.2	$ 655.8	$ 65.7	$ 590.1
Total debt outstanding	$ 1,926.8	$ 147.9	$ 1,778.9	$ 682.7	$ 72.1	$ 610.6

Non-Solar Energy System Debt and Capital Leases

Senior Notes

On March 10, 2011, we issued $550.0 million of 7.75% Senior Notes due April 1, 2019 ("2019 Notes"). We incurred $13.8 million in debt issuance costs, which is amortized into the consolidated statement of operations over the eight year term. The 2019 Notes were sold at a price equal to 100% of the principal amount thereof. The interest on the 2019 Notes is payable semi-annually, in cash in arrears, on April 1 and October 1, commencing October 1, 2011. We may redeem the 2019 Notes at our option, in whole or in part, at any time on or after April 1, 2014, upon not less than 30 nor more than 60 days notice at the redemption prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus any accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period beginning on April 1 of the years indicated below.

Year	Price
2014	105.813%
2015	103.875%
2016	101.938%
2017 and thereafter	100.000%

If a change of control of MEMC occurs, each holder of the 2019 Notes will have the right to require us to repurchase all or any part of that holder's notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of the repurchase.

The 2019 Notes are guaranteed by certain of MEMC's domestic subsidiaries (the "guarantors"). The 2019 Notes are senior unsecured obligations and are subordinated to all of our and the guarantors' existing and future secured debt.

The indenture governing the 2019 Notes contains covenants that limit our and our subsidiaries' ability, subject to certain exceptions and qualifications, (i) to make certain asset sales, (ii) to make other restricted payments and investments, (iii) to incur indebtedness and issue preferred stock, (iv) to declare dividends, (v) to make other payments affecting restricted subsidiaries, (vi) to enter into certain transactions with affiliates, and (vii) to merge, consolidate or sell substantially all of our assets. These covenants are subject to a number of qualifications and limitations, and in certain situations, a cross default provision. As of December 31, 2011, we were in compliance with all covenants in the indenture governing the 2019 Notes.

In addition, the indenture provides for customary events of default which include (subject in certain cases to customary grace and cure periods), among other things: failure to make payments on the 2019 Notes when due, failure to comply with covenants under the indenture, failure to pay other indebtedness or acceleration of maturity of other indebtedness, failure to satisfy or discharge final judgments and occurrence of bankruptcy events.

Long-term Notes

Long-term notes at December 31, 2011 totaling $21.4 million are owed to a bank by our Japanese subsidiary, are guaranteed by us, and are secured by the property, plant and equipment of our Japanese subsidiary. These loans mature in years ranging from 2011 to 2017. Such guarantees would require us to satisfy the loan obligations in the event that the Japanese subsidiary failed to pay such debt in accordance with its stated terms.

Solar Energy System Debt, Financings and Capital Leaseback Obligations

Our solar energy systems for which we have short-term and long-term debt, capital leaseback and finance obligations are included in separate legal entities. Of this total debt outstanding, $1,319.3 million relates to project specific non-recourse financing that is backed by solar energy system operating assets. This debt has recourse to those separate legal entities but no recourse to MEMC or SunEdison under the terms of the applicable agreements. The recourse finance obligations above are fully collateralized by the related solar energy system assets. These obligations may also include limited guarantees by MEMC or SunEdison related to operations, maintenance and certain indemnities.

Short–term Debt

On September 30, 2011, SunEdison amended and restated its non-recourse project construction financing revolver, which has a term of three years, from $50.0 million to $300.0 million. This revolver was also further amended on February 28, 2012 (see Note 23). Interest on borrowings under the agreement will be based on our election at LIBOR plus an applicable margin (currently 3.50%) or at a defined prime rate plus an applicable margin (currently 2.50%). The construction financing revolver also requires SunEdison to pay various fees, including a commitment fee (currently 1.10%). The construction financing revolver will be used to support the construction costs of utility and rooftop solar energy systems throughout the U.S. and Canada. The construction loans are non-recourse debt to entities outside of the project company legal entities that subscribe to the debt and will be secured by a pledge of the collateral, including the project contracts and equipment. This revolver also includes a customary material adverse effects clause whereby a breach may disallow a future draw but not acceleration of payment. This revolver also maintains a cross default clause whose remedy, among other rights, includes the right to restrict future loans as well as the right to accelerate principal and interest payments. Because this is non-recourse financing, covenants relate specifically to the collateral amounts and transfer of right restrictions. As of December 31, 2011 and 2010, there was $77.2 million and $12.6 million, respectively, outstanding on the construction revolver and a maturity of less than six months.

On February 22, 2012, Moody's Investors Service ("Moody's") downgraded MEMC's Corporate Family Rating to B2 from B1 and downgraded the 2019 Senior Notes to B3 from B1. As a result of this downgrade, the counterparty to our $300.0 million non-recourse project construction financing revolver has a draw stop provision that disallows further draws under this revolver. The absence of this liquidity may cause us to delay proceeding with the construction of some of our planned solar energy systems until the borrowing capacity can be renewed or replaced. On February 29, 2012, our outstanding balance under this facility was $134.7 million. The outstanding borrowings are typically repaid shortly after completion of the construction of the solar energy systems in accordance with the terms of the construction financing revolver, which repayments are expected to occur over the next three months. On February 29, 2012, we amended this agreement which allows us to maintain availability under this facility of up to $70.0 million. Further draws are prevented until the outstanding balance is below this amount. We continue to work with our current lending syndicate to increase the amount of availability. In the event the original capacity is not renewed or replaced, we have the ability to draw upon the available capacity of our revolving Credit Facility. In the event we cannot renew, replace or backfill the capacity with other financing or have adequate net working capital, such inability to fund future projects may have an adverse impact on our financial position and results of operations.

In the first nine months of 2010, a commercial bank acquired a 50% ownership in a certain SunEdison project entity which SunEdison consolidated as of December 31, 2010. The bank had provided debt financing for the construction phase of a solar energy system, with an outstanding balance at December 31, 2010 of $21.0 million. The financing obligation was repaid upon the sale of the project entity, which occurred in January 2011.

System Construction and Term Debt

SunEdison typically finances its solar energy projects through project entity specific debt secured by the project entity's assets (mainly the solar energy system) and has no recourse to MEMC or SunEdison. Typically, these financing arrangements provide for a construction loan, which upon completion will be converted into a term loan, and generally do not restrict the future sale of the project entity to a third party buyer. On December 31, 2011, SunEdison had system construction and term debt outstanding of $305.8 million. Of the $305.8 million, $171.4 million relates to variable rate debt with interest rates that are tied to the Euro Interbank Offer Rate, the Sofia Interbank Bid rate, the PRIME rate and the 3-month THBFIX. The variable interest rates have primarily been hedged by our outstanding interest rate swaps as discussed in Note 6. The interest rates on the remaining construction and term debt range from 3.0% to 11.3%. The maturities range from 2012 to 2030 and are collateralized by the related solar energy system assets with a carrying amount of $122.0 million.

Capital Leaseback Obligations

We are party to master lease agreements that provide for the sale and simultaneous leaseback of certain solar energy systems constructed by us. On December 31, 2011, SunEdison had $107.8 million of capital lease obligations outstanding. Generally, this classification occurs when the term of the lease is greater than 75% of the estimated economic life of the solar energy system and the transaction is not subject to real estate accounting. Generally, the terms of the leases are 25 years with certain leases providing terms as low as 10 years and provide for an early buyout option. The specified rental payments are based on projected cash flows that the solar energy system will generate. Since the SunEdison acquisition date on November 20, 2009, SunEdison has not entered into any arrangements that have resulted in accounting for the sale leaseback as a capital lease.

Financing Leaseback Obligations

As more fully described in Not e 2, *Revenue Recognition - Financing arrangements,* in certain transactions we account for the proceeds of sale leasebacks as financings, which are typically secured by the solar energy system asset and its future cash flows from energy sales, but without recourse to MEMC or SunEdison under the terms of the arrangement. The structure of the repayment terms under the lease results in negative amortization throughout the financing period, and we, therefore, account for the full payment as interest expense. The balance outstanding for sale leaseback transactions accounted for as financings as of December 31, 2011 is $837.0 million, which includes the below mentioned transactions. The maturities range from 2021 to 2036 and are collateralized by the related solar energy system assets with a carrying amount of $812.5 million.

On March 31, 2011, one of SunEdison's project subsidiaries executed a master lease agreement with a U.S. financial institution which provides for the sale and simultaneous leaseback of certain solar energy systems constructed by SunEdison. The total capacity under this agreement is $120.0 million, of which $61.3 million is outstanding and $58.7 million is available as of December 31, 2011. The specified rental payments will be based on projected cash flows that the solar energy systems will generate.

On September 27, 2011, one of SunEdison's subsidiaries executed an amended and restated master lease agreement with a U.S. financial institution which provides for the sale and simultaneous leaseback of certain solar energy systems constructed by SunEdison. The total capacity under this agreement was $295.0 million, of which $0 was available as of December 31, 2011. The specified rental payments will be based on projected cash flows that the solar energy systems will generate.

Other System Financing Transactions

Other system financing transactions represent the cash proceeds that SunEdison has received in connection with an executed solar energy system sales contract that has not met the sales recognition requirements under real estate accounting and has been accounted for as a financing as discussed in Note 2. Included in the current portion of other system financings is $17.4 million of proceeds collected under three separate solar energy system sales agreements with the buyer that provides the buyer with a put option that could become an obligation in the event that we are unable to fulfill certain performance warranties set to expire during 2012. The non-current portion of other system financings of $10.2 million relates to cash proceeds received in connection with separate solar energy system sales contracts for which SunEdison will retain substantial continuing involvement for an extended period.

Other Facilities

Revolving Credit Facility

On March 23, 2011, we entered into an amended and restated credit agreement with Bank of America, N.A. providing for a senior secured revolving credit facility in an initial aggregate principal amount of $400 million (the "Credit Facility"). The Credit Facility permits us to request an increase in the aggregate principal amount up to $550.0 million upon terms to be agreed upon by the parties. The Credit Facility amends and restates in its entirety the credit facility we obtained from Bank of America, N.A. and other lenders on December 23, 2009. This facility was further amended on February 28, 2012 to revise the minimum liquidity covenant (see Note 23).

The Credit Facility has a term of three years. Our obligations under the facility are guaranteed by certain domestic subsidiaries of MEMC. Our obligations and the guaranty obligations of the subsidiaries are secured by liens on and security interests in substantially all present and future assets of MEMC and the subsidiary guarantors, including a pledge of the capital stock of certain domestic and foreign subsidiaries of MEMC.

Interest under the Credit Facility will accrue, depending on the type of borrowing, at the base rate (in the case of base rate loans and swing line loans) or the eurocurrency rate (in the case of eurocurrency rate loans), plus, in each case, an applicable rate that varies from (presently 2.75%) for the eurocurrency rate to (presently 1.75%) for the base rate, depending on our consolidated leverage ratio. Interest is due and payable in arrears at the end of each interest period (no less than quarterly) and on the maturity date of the Credit Facility. Principal is due on the maturity date. Commitment fees of 0.50% are payable quarterly on the unused portion of the aggregate commitment of $400.0 million. Letter of credit fees are payable quarterly on the daily amount available to be drawn under a letter of credit at an applicable rate that varies (presently 2.75%), depending on our consolidated leverage ratio.

The Credit Facility contains representations, covenants and events of default typical for credit arrangements of comparable size, including a consolidated leverage ratio of less than 2.50 to 1.00 and a variable minimum liquidity amount ($400.0 million at December 31, 2011). The Credit Facility also contains a customary material adverse effects clause and a cross default clause. The cross default clause is applicable to defaults on other indebtedness in excess of $35 million excluding our non-recourse indebtedness. Our liquidity position was in excess of the minimum liquidity amount by $412.8 million and our consolidated leverage ratio was 1.4 at December 31, 2011.

As of December 31, 2011 and 2010, we had no borrowings outstanding under this facility, although we had approximately $173.0 million and $111.6 million, respectively, of outstanding third party letters of credit backed by this facility at such date, which reduces the available capacity. We were in compliance with all covenants under this facility at December 31, 2011.

Other Financing Commitments

We have short-term committed financing arrangements of approximately $50.6 million at December 31, 2011, of which there were no short-term borrowings outstanding as of December 31, 2011. Of the $50.6 million committed short-term financing arrangements, $17.3 million is unavailable because it relates to the issuance of third party letters of credit. Interest rates are negotiated at the time of the borrowings.

Maturities

The aggregate amounts of payments on long-term debt, excluding financing leaseback obligations, after December 31, 2011 are as follows:

In millions	2012	2013	2014	2015	2016	Thereafter	Total
Maturities of long-term debt (a)	$ 49.0	$ 62.8	$ 32.8	$ 33.8	$ 17.0	$ 709.4	$ 904.8

(a) Included in maturities of long-term debt is $27.6 million of maturities relating to other system financing transactions that represent the contract price for solar energy systems under existing sales contracts that contain certain contractual provisions that preclude sale treatment under real estate accounting rules. We account for these transactions as financings of $17.4 million and $10.2 million that will mature upon the expiration of the contractual provisions that preclude sale treatment in years 2012 and thereafter, respectively. These could become payment obligations in the event we default under the executed sales agreement, and the buyer may execute its contractual option to put (sell) the project back to SunEdison for a full refund of the contract price.

The aggregate amounts of payments on capital leases after December 31, 2011 are as follows:

In millions	
2012	$ 16.3
2013	10.9
2014	6.6
2015	5.3
2016	5.7
Thereafter	96.9
Total minimum lease payments	141.7
Less amounts representing interest	(33.9)
Present value of minimum lease payments	107.8
Less current portion of obligations under capital leases	(13.3)
Noncurrent portion of obligations under capital leases	$ 94.5

The aggregate amounts of minimum lease payments on our financing leaseback obligations are $750.0 million. Payments from 2012 through 2016 are as follows:

In millions	2012	2013	2014	2015	2016
Minimum lease payments	$ 74.2	$ 40.8	$ 39.9	$ 38.1	$ 34.6

14. STOCKHOLDERS' EQUITY

Preferred Stock

We have 50.0 million authorized shares of $.01 par value preferred stock and no preferred shares issued and outstanding as of December 31, 2011 and 2010. The Board of Directors is authorized, without further action by the stockholders, to issue any or all of the preferred stock.

Common Stock

Holders of our $.01 par value common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Subject to the rights of any holders of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of preferred stock. The declaration and payment of future dividends on our common stock, if any, will be at the sole discretion of the Board of Directors and is subject to restrictions as contained in the amended and restated credit facility (see Note 13). There were no dividends declared or paid during the years ended December 31, 2011, 2010 and 2009.

On November 20, 2009, we completed the acquisition of SunEdison by paying a portion of the consideration in 3.8 million shares of MEMC common stock with an acquisition date fair value of $45.8 million and providing contingent consideration. The value of the shares was based upon the closing price of MEMC's common stock at the date of acquisition, or $12.08. As previously discussed, on February 1, 2011, MEMC issued 2.1 million shares of MEMC common stock in connection with the SunEdison contingent consideration payout.

Our Board of Directors has approved a $1.0 billion stock repurchase program. The stock repurchase program allows MEMC to purchase common stock from time to time on the open market or through privately negotiated transactions using available cash. The specific timing and amount of repurchases will vary based on market conditions and other factors and may be modified, extended or terminated by the Board of Directors at any time. In 2009, we repurchased 1.0 million shares of our common stock at a total cost of $15.8 million. No shares were repurchased in 2011 and 2010 under the stock repurchase program. From inception through December 31, 2011, we have repurchased 9.0 million shares at a total cost of $448.0 million.

Stock-Based Compensation

We have equity incentive plans that provide for the award of non-qualified stock options, restricted stock, performance shares, and restricted stock units to employees, non-employee directors and consultants. We issue new shares to satisfy stock option exercises. As of December 31, 2011, there were 9.2 million shares authorized for future grant under these plans. Options to employees are generally granted upon hire and annually or semi-annually, usually with four-year ratable vesting, although certain grants have three, four or five-year cliff vesting. No option has a term of more than 10 years. The exercise price of stock options granted has historically equaled the market price on the date of the grant.

The following table presents information regarding outstanding stock options as of December 31, 2011 and changes during the year then ended with regard to stock options:

	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted- Average Remaining Contractual Life
Beginning of year	13,259,245	$ 21.88		
Granted	5,138,070	11.28		
Exercised	(14,060)	6.66		
Forfeited	(1,035,324)	13.71		
Expired	(281,530)	21.47		
End of year	17,066,401	$ 19.21	$ 0.02	7 years
Options exercisable at year-end	6,243,375	$ 29.42	$ 0.02	6 years

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount changes based on the fair market value of our stock. The total intrinsic value of options exercised was $0.1 million, $0.1 million and $0.9 million in 2011, 2010 and 2009, respectively. Cash received from option exercises under our option plans was $0.1 million, $0.6 million and $0.7 million and the actual tax benefit realized for the tax deductions from option exercises was less than $0.1 million, $0.3 million and $0.4 million for 2011, 2010 and 2009, respectively.

Our weighted-average assumptions are as follows:

	2011	2010	2009
Risk-free interest rate	1.7%	1.8%	1.8%
Expected stock price volatility	65.7%	67.0%	66.2%
Expected term until exercise (years)	4	4	5
Expected dividends	—%	—%	—%

The weighted-average grant-date fair value per share of options granted was $5.94, $7.04 and $7.62 for 2011, 2010 and 2009, respectively. As of December 31, 2011, $38.6 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 2.6 years.

Restricted stock units represent the right to receive a share of MEMC stock at a designated time in the future, provided the stock unit is vested at the time. Recipients of restricted stock units do not pay any cash consideration for the restricted stock units or the underlying shares, and do not have the right to vote or have any other rights of a stockholder until such time as the underlying shares of stock are distributed. Restricted stock units granted to non-employee directors generally vest over a two-year period from the grant date. Restricted stock units granted to employees usually have three, four or five year cliff vesting, or four-year ratable vesting, and certain grants are subject to performance conditions established at the time of grant.

In conjunction with our purchase of SunEdison on November 20, 2009, we approved a Special Inducement Grant Plan. Pursuant to this plan, SunEdison's senior management and certain continuing SunEdison employees received an aggregate of 584,372 restricted stock units which cliff vested on the one year anniversary date of the acquisition. Also under this plan, continuing SunEdison employees were granted an additional aggregate of 1,644,529 restricted stock units which will be subject to both future performance and time vesting requirements. The performance requirements of this latter set of grants are tied to the same metrics as the contingent consideration payable to SunEdison unit holders. SunEdison met its performance requirements and the former SunEdison employees will have the following vesting schedule: (i) 34% of such earned grants vested on January 31, 2011, (ii) 33% vested on December 31, 2011, and (iii) the remaining 33% will vest on December 31, 2012. The expense associated with these RSUs was not considered part of the purchase price of SunEdison because the employees are required to render future service in order to vest in these awards and thus, the compensation expense is recognized over the future vesting periods as the services are rendered. The amount of stock compensation expense for the year ended December 31, 2011, 2010 and 2009 related to the cliff vesting awards was $1.6 million, $6.2 million and $0.8 million, respectively. The amount of stock compensation expense for the year ended December 31, 2011, 2010 and 2009 related to the performance awards was $3.2 million, $8.1 million and $0.9 million, respectively.

The following table presents information regarding outstanding restricted stock units as of December 31, 2011 and changes during the year then ended:

	Restricted Stock Units	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Contractual Life
Beginning of year	4,017,290		
Granted	2,358,256		
Converted	(1,380,246)		
Forfeited	(303,141)		
End of year	4,692,159	$ 22.1	2.5 years

At December 31, 2011, there were no restricted stock units which were convertible. As of December 31, 2011, $26.8 million of total unrecognized compensation cost related to restricted stock units is expected to be recognized over a weighted-average period of approximately 2.5 years. The weighted-average fair value of restricted stock units on the date of grant was $11.09, $14.64 and $12.26 in 2011, 2010 and 2009, respectively.

For the years ended December 31, 2011, 2010 and 2009, we recognized less than $0.1 million, $0.1 million and $0.3 million of excess tax benefits from share-based payment arrangements as a cash inflow in financing activities and an operating outflow for income taxes payable.

Stock-based compensation expense recorded for the years ended December 31, 2011, 2010 and 2009 was allocated as follows:

In millions	2011	2010	2009
Cost of goods sold	$ 5.9	$ 5.7	$ 6.8
Marketing and administration	32.5	40.8	27.3
Research and development	5.0	4.7	3.2
Stock-based employee compensation	$ 43.4	$ 51.2	$ 37.3

The amount of stock-based compensation cost capitalized into inventory and fixed assets at December 31, 2011 and 2010 was $0.5 million and $0.4 million, respectively.

15. (LOSS) EARNINGS PER SHARE

In 2011, 2010 and 2009, basic and diluted (loss) earnings per share (EPS) were calculated as follows:

	2011		2010		2009	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
In millions, except per share amounts						
EPS Numerator:						
Net (loss) income attributable to common stockholders	$ (1,536.0)	$ (1,536.0)	$ 34.4	$ 34.4	$ (68.3)	$ (68.3)
EPS Denominator:						
Weighted-average shares outstanding	229.9	229.9	226.9	226.9	223.9	223.9
Stock options and restricted stock units	—	—	—	1.2	—	—
Common stock related to acquisitions	—	—	—	2.1	—	—
Total shares	229.9	229.9	226.9	230.2	223.9	223.9
(Loss) earnings per share	$ (6.68)	$ (6.68)	$ 0.15	$ 0.15	$ (0.31)	$ (0.31)

Common stock related to acquisitions reflects the impact of the SunEdison contingent consideration as discussed in Note 4.

As part of the acquisition agreement for SunEdison, a portion of the shares issued in conjunction with the purchase were held in escrow. During the third quarter of 2011, the majority of those shares and cash held in escrow were released. The remaining shares and cash are scheduled to be released from escrow, if at all, by December 31, 2012.

In 2011 and 2009, all options to purchase MEMC stock and restricted stock units were excluded from the calculation of diluted EPS because the effect was antidilutive due to the net loss incurred for the respective periods. In 2010, options and restricted stock units to purchase 15.5 million shares of MEMC stock were excluded from the calculation of diluted EPS because the effect was antidilutive.

16. INCOME TAXES

Loss before income tax expense (benefit) and equity in (loss) earnings of joint ventures consists of the following:

	For the year ended December 31,		
	2011	2010	2009
In millions			
U.S.	$ (780.6)	$ (157.8)	$ (178.9)
Foreign	(603.5)	145.3	78.7
Total	$ (1,384.1)	$ (12.5)	$ (100.2)

Income tax expense (benefit) consists of the following:

In millions	Current	Deferred	Total
Year ended December 31, 2011:			
U.S. Federal	$ 6.7	$ 37.2	$ 43.9
State and local	4.6	4.7	9.3
Foreign	15.9	4.0	19.9
Total	$ 27.2	$ 45.9	$ 73.1
Year ended December 31, 2010:			
U.S. Federal	$ (46.6)	$ (29.6)	$ (76.2)
State and local	(3.8)	(2.3)	(6.1)
Foreign	44.2	(15.2)	29.0
Total	$ (6.2)	$ (47.1)	$ (53.3)
Year ended December 31, 2009:			
U.S. Federal	$ (25.0)	$ (13.4)	$ (38.4)
State and local	(2.4)	0.4	(2.0)
Foreign	9.0	(10.8)	(1.8)
Total	$ (18.4)	$ (23.8)	$ (42.2)

Effective Tax Rate

Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 35% to loss before income taxes and equity in (loss) earnings of joint ventures. The "Effect of foreign operations" includes the net reduced taxation of foreign profits from combining jurisdictions with rates above and below the U.S. federal statutory rate and the impact of U.S. foreign tax credits.

	For the year ended December 31,		
	2011	2010	2009
Income tax at federal statutory rate	(35.0)%	(35.0)%	(35.0)%
Increase (reduction) in income taxes:			
Effect of foreign operations	19.3	(47.4)	(15.2)
Foreign incentives	(1.1)	(121.6)	(9.6)
Foreign repatriation	0.4	(91.7)	(1.8)
State income taxes, net of U.S. Federal benefit	0.7	(26.8)	(2.3)
Tax authority positions, net	1.2	(97.0)	22.1
Valuation allowance	15.1	—	—
Other, net	4.7	(6.9)	(0.3)
Effective tax expense (benefit) rate	5.3%	(426.4)%	(42.1)%

The 2011 net expense is primarily the result of charges taken to value certain deferred tax assets as a result of the continued decline in solar market conditions, the restructuring charges announced on December 8, 2011, and cumulative losses in the U.S. and certain foreign jurisdictions. The domestic impact is the combination of charges taken related to certain deferred tax assets and the impact, including foreign tax credits, of the deemed repatriation of the earnings of certain foreign subsidiaries. The foreign impact is a net tax expense lower than the U.S. federal income tax rate due to lower statutory tax rates, available tax incentives and reserves for uncertain tax positions. The 2010 net benefit is the result of a benefit associated with the mix of earnings and losses amongst domestic and foreign locations. The 2009 amount is a result of a benefit associated with net worldwide losses.

Certain of our Asian subsidiaries have been granted a concessionary tax rate of between 0% and 5% on all qualifying income for a period of up to five to ten years based on investments in certain plant and equipment and other development and expansion activities, resulting in a tax benefit for 2011, 2010 and 2009 of approximately $15.7 million, $15.0 million and $9.6 million, respectively. Under the awards, the income tax rate for qualifying income will be taxed at an incentive tax rate lower than the corporate tax rate. The Company is in compliance with the qualifying condition of their tax incentives. The last of these incentives will expire between 2012 and 2022.

During the quarter ended June 30, 2010, we concluded an Internal Revenue Service ("IRS") examination for the 2006 and 2007 tax years and, as a result, we recorded favorable and unfavorable adjustments to our accrual for uncertain tax positions. We received proposed taxable income adjustments from the IRS related to various cost allocations and taxable income adjustments attributable to our foreign operations. The settlement of those positions resulted in an increase to the accrual of $29.9 million. The resolution of these matters resulted in an assessment of $31.6 million, which included penalties and interest of $5.0 million, net of $2.3 million of federal benefit. Additionally, MEMC had uncertain tax positions for deductions and tax credits that were effectively settled during the exam which reduced the accrual by $51.0 million. The net effect to our tax provision for the closure of the exam was a $15.5 million tax benefit.

We are currently under examination by the IRS for the 2008, 2009 and 2010 tax years. Additionally, due to the carryback of our 2009 net operating loss for utilization against the 2007 tax liability, the IRS has re-opened the 2007 tax year for further review. We believe it is reasonably possible that some portions of the examination could be completed within the next twelve months; however, the results of the examination and any potential settlement are not reasonably estimable at this time.

During 2009, we determined that the undistributed earnings of one of our foreign wholly-owned subsidiaries would be remitted to the U.S. in the foreseeable future. These earnings were previously considered permanently reinvested in the business, and the unrecognized deferred tax asset related to these earnings was not recognized. The deferred tax effect of this newly planned remittance was recorded as a discrete net income tax benefit in the amount of $2.4 million in the year ended December, 31 2009 and an additional benefit of $11.3 million for the year ended December 31, 2010. Due to the restructuring announcement made on December 8, 2011, we reviewed our policy for repatriation of all our subsidiaries. Based on this review, it was determined that the undistributed earnings of all our foreign subsidiaries are not expected to be remitted to the U.S. parent corporation in the foreseeable future, and the deferred tax benefit previously recorded of $13.4 million has been reversed. Federal and state income taxes have not been provided on accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $1,031.6 million and $866.4 million at December 31, 2011 and 2010, respectively, because such earnings have been permanently reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to our undistributed earnings is not practicable.

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	For the year ended December 31,	
In millions	**2011**	**2010**
Beginning of year	$ 30.4	$ 69.4
Additions based on tax positions related to the current year	15.9	—
Reductions for tax positions of prior years	(0.1)	(14.7)
Reductions related to settlements with taxing authorities	—	(24.3)
End of year	$ 46.2	$ 30.4

At December 31, 2011 and 2010, we had $48.3 million and $32.1 million, respectively, of unrecognized tax benefits, net of federal, state and local deductions, associated with open tax years for which we are subject to audit in various federal, state and foreign jurisdictions. This also includes estimated interest and penalties. The current change to the reserve includes an increase of $15.7 million primarily related to taxable income adjustments attributable to foreign operations. For the year ended December 31, 2010, we recorded a decrease for the closure of the 2006/2007 examination in the U.S. of $51.0 million discussed above and an increase of $9.1 million related to various cost allocations and taxable income adjustments attributable to our foreign operations and current year interest. All of our unrecognized tax benefits at December 31, 2011 and 2010 would favorably affect our effective tax rate if recognized. We are subject to examination in various jurisdictions for the 2003 through 2010 tax years.

During the years ended December 31, 2011 and 2010, we recognized approximately $0.4 million and $0.8 million, respectively, in interest and penalties and had approximately $2.1 million and $1.7 million accrued at December 31, 2011 and 2010, respectively, for the payment of interest and penalties.

Deferred Taxes

The tax effects of the major items recorded as deferred tax assets and liabilities are:

In millions	As of December 31, 2011	2010
Deferred tax assets:		
Inventories	$ 17.1	$ 9.1
Restructuring liabilities	42.5	—
Expense accruals	53.1	49.0
Solar energy systems	366.7	124.9
Property, plant and equipment	54.1	—
Pension, medical and other employee benefits	27.2	19.6
Foreign repatriation	3.4	9.1
Net operating loss carryforwards	91.5	60.9
Foreign tax credits	28.8	38.1
Other	42.8	26.7
Total deferred tax assets	727.2	337.4
Valuation allowance	(415.7)	(47.2)
Net deferred tax assets	311.5	290.2
Deferred tax liabilities:		
Property, plant and equipment	—	(55.8)
Solar energy systems	(191.2)	(61.1)
Other	(12.4)	(0.6)
Total deferred tax liabilities	(203.6)	(117.5)
Net deferred tax assets	$ 107.9	$ 172.7

The solar energy systems deferred tax asset of $366.7 million is entirely associated with the Solar Energy segment. For tax purposes, income is recognized in the initial transaction year for all solar system sales and sale leasebacks; Note 2 discusses the book accounting for each of the different revenue recognition policies. The deferred tax asset represents the future disallowance of deferred book revenue recognized in post transaction years.

Our deferred tax assets and liabilities, netted by taxing location, are in the following captions in the consolidated balance sheet:

In millions	As of December 31, 2011	2010
Current deferred tax assets, net (recorded in prepaids and other current assets)	$ 63.1	$ 33.4
Non-current deferred tax assets, net	44.8	139.3
Total	$ 107.9	$ 172.7

Our net deferred tax assets totaled $107.9 million at December 31, 2011 compared to $172.7 million at December 31, 2010. In 2011, the decrease of $64.8 million in net deferred tax assets is primarily attributable to an increased valuation allowance of $368.5 million, partially offset by additional deferred tax assets associated with future disallowances of deferred book revenue for solar energy systems and restructuring actions. At December 31, 2011, we have valuation allowances of $415.7 million. We believe that it is more likely than not, with our projections of future taxable income in certain jurisdictions, that we will generate sufficient taxable income to realize the benefits of the net deferred tax assets of $107.9 million. At December 31, 2011, we had deferred tax assets associated with net operating loss carryforwards of $32.2 million in the U.S. and certain foreign jurisdictions; if unused, these will expire in 2030.

17. EMPLOYEE-RELATED LIABILITIES

Pension and Other Post-Employment Benefit Plans

Prior to January 2, 2002, our defined benefit pension plan covered most U.S. employees. Benefits for this plan were based on years of service and qualifying compensation during the final years of employment. Effective January 2, 2002, we amended our defined benefit plan to discontinue future benefit accruals for certain participants. In addition, effective January 2, 2002, no new participants will be added to the plan. Effective January 1, 2012, the accumulation of new benefits for all participants under our defined benefit pension plan was frozen. This change did not have a material impact on the Company's financial statements because the plan was frozen to new participants in 2001 and combined with turnover, the level of active participants was not significant.

We also have a non-qualified plan under the Employee Retirement Income Security Act of 1974. This plan provides benefits in addition to the defined benefit plan. Eligibility for participation in this plan requires coverage under the defined benefit plan and other specific circumstances. The non-qualified plan has also been amended to discontinue future benefit accruals.

Prior to January 1, 2002, our health care plan provided post-retirement medical benefits to full-time U.S. employees who met minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. Effective January 1, 2002, we amended our health care plan to discontinue eligibility for post-retirement medical benefits for certain participants. In addition, effective January 2, 2002, no new participants will be eligible for post-retirement medical benefits under the plan.

Net periodic post-retirement benefit cost (income) consists of the following:

	Pension Plans			Health Care and Other Plans		
Year ended December 31,	**2011**	**2010**	**2009**	**2011**	**2010**	**2009**
In millions						
Service cost	$ 2.9	$ 2.9	$ 3.0	$ —	$ —	$ —
Interest cost	9.4	9.6	10.0	1.1	1.4	1.5
Expected return on plan assets	(15.4)	(14.3)	(13.1)	—	—	—
Amortization of prior service cost	—	—	—	(0.5)	(0.5)	(0.5)
Net actuarial loss (gain)	7.9	8.5	5.2	(1.5)	(1.6)	(2.3)
Settlement and curtailment charges	—	—	0.3	—	—	—
Net periodic benefit cost (income)	$ 4.8	$ 6.7	$ 5.4	$ (0.9)	$ (0.7)	$ (1.3)

To determine pension and other post-retirement and post-employment benefit measurements for the plans, we use a measurement date of December 31.

The following is a table of actuarial assumptions used to determine the net periodic benefit cost (income):

Year ended December 31,	Pension Plans 2011	Pension Plans 2010	Pension Plans 2009	Health Care and Other Plans 2011	Health Care and Other Plans 2010	Health Care and Other Plans 2009
Weighted-average assumptions:						
Discount rate	4.58%	5.18%	5.82%	5.09%	5.65%	6.19%
Expected return on plan assets	8.36%	8.38%	8.39%	NA	NA	NA
Rate of compensation increase	3.63%	3.73%	3.71%	3.75%	3.75%	3.75%
Current medical cost trend rate	NA	NA	NA	8.00%	8.00%	8.00%
Ultimate medical cost trend rate	NA	NA	NA	5.00%	5.75%	5.75%
Year the rate reaches ultimate trend rate	NA	NA	NA	2018	2016	2015

The following summarizes the change in benefit obligation, change in plan assets, and funded status of the plans:

Year ended December 31, In millions	Pension Plans 2011	Pension Plans 2010	Health Care and Other Plans 2011	Health Care and Other Plans 2010
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 213.3	$ 191.8	$ 23.0	$ 24.8
Service cost	2.9	2.9	—	—
Interest cost	9.4	9.6	1.1	1.4
Plan participants' contributions	—	—	0.8	0.9
Plan amendments	—	—	(3.9)	—
Actuarial loss (gain)	19.0	15.5	1.1	(2.0)
Gross benefits paid	(14.9)	(10.0)	(2.0)	(2.1)
Settlements and curtailments	(2.1)	—	—	—
Currency exchange (gain) loss	(0.4)	3.5	—	—
Benefit obligation at end of year	$ 227.2	$ 213.3	$ 20.1	$ 23.0
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 192.2	$ 177.4	$ —	$ —
Actual (loss) gain on plan assets	(2.4)	23.7	—	—
Employer contributions	1.5	0.7	1.2	1.2
Plan participants' contributions	—	—	0.8	0.9
Gross benefits paid	(14.9)	(10.0)	(2.0)	(2.1)
Currency exchange (loss) gain	(0.4)	0.4	—	—
Fair value of plan assets at end of year	$ 176.0	$ 192.2	$ —	$ —
Net amount recognized	$ (51.2)	$ (21.1)	$ (20.1)	$ (23.0)
Amounts recognized in statement of financial position:				
Other assets, noncurrent	$ —	$ 12.2	$ —	$ —
Accrued liabilities, current	(0.7)	(0.6)	(1.2)	(1.6)
Pension and post-employment liabilities, noncurrent	(50.5)	(32.7)	(18.9)	(21.4)
Net amount recognized	$ (51.2)	$ (21.1)	$ (20.1)	$ (23.0)

Amounts recognized in accumulated other comprehensive (loss) income (before tax):

As of December 31,	Pension Plans		Health Care and Other Plans	
In millions	2011	2010	2011	2010
Net actuarial loss (gain)	$ 88.2	$ 61.0	$ (3.1)	$ (5.8)
Prior service (credit) cost	—	—	(12.8)	(9.4)
Net amount recognized	$ 88.2	$ 61.0	$ (15.9)	$ (15.2)

The estimated amounts that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost (income) in 2012 are as follows:

In millions	Pension Plans	Health Care and Other Plans
Actuarial loss (gain)	$ 10.0	$ (0.3)
Prior service (credit) cost	—	(0.7)
Total	$ 10.0	$ (1.0)

The following is a table of the actuarial assumptions used to determine the benefit obligation:

As of December 31,	Pension Plans		Health Care and Other Plans	
	2011	2010	2011	2010
Weighted-average assumptions:				
Discount rate	3.65%	4.58%	3.95%	5.12%
Rate of compensation increase	3.62%	3.68%	3.75%	3.75%

The composition of our plans and age of our participants are such that, as of December 31, 2011 and 2010, the medical cost trend rate no longer has a significant effect on the valuation of our health care plans.

The U.S. pension plan assets are invested primarily in marketable securities, including common stocks, bonds and interest-bearing deposits. The weighted-average allocation of pension benefit plan assets at year ended December 31 were as follows:

Asset Category (Dollars in millions)	2011 Target Allocation	Actual Allocation		Fair Value	
		2011	2010	2011	2010
Cash	—%	15%	12%	$ 24.8	$ 22.9
Equity securities	60%	61%	68%	105.2	126.8
Fixed income securities	40%	24%	20%	41.6	38.2
Total	100%	100%	100%	$ 171.6	$ 187.9

Asset Category (In millions)	Asset Value as of 12/31/2011	Asset Value as of 12/31/2010
Cash and cash equivalents	$ 24.8	$ 22.9
Equity securities:		
U.S. large cap	50.9	57.1
Mid cap	11.9	14.7
Small cap	11.3	13.2
International	21.3	28.0
Emerging markets	9.8	13.8
Fixed income:		
Investment grade bonds	15.8	11.6
Corporate bonds	25.8	26.6
Total	$ 171.6	$ 187.9

The investment objectives of our pension plan assets are as follows:

- To achieve a favorable relative return as compared with inflation;
- To achieve an above average total rate of return relative to capital markets;
- Preservation of capital through a broad diversification among asset classes which react, as nearly as possible, independently to varying economic and market circumstances; and
- Long-term growth, with a degree of emphasis on stable growth, rather than short-term capital gains.

Our pension cost (income) and pension liabilities are actuarially determined, and we use various actuarial assumptions, including the discount rate, rate of salary increase, and expected return on plan assets to estimate our pension cost (income) and obligations. We determine the expected return on plan assets based on our pension plans' intended long-term asset mix. The expected investment return assumption used for the pension plans reflects what the plans can reasonably expect to earn over a long-term period considering plan target allocations. The expected return includes an inflation assumption and adds real returns for the asset mix and a premium for active management, and subtracts expenses. While the assumed expected rate of return on the U.S. pension plan assets in 2011 and 2010 was 8.5% and 8.5%, respectively, the actual return experienced in our pension plan assets in the comparable periods in 2011 and 2010 was (1.3)% and 14.0%, respectively. We consult with the plans' actuaries to determine a discount rate assumption for pension and other post-retirement and post-employment plans that reflects the characteristics of our plans, including expected cash outflows from our plans, and utilize an analytical tool that incorporates the concept of a hypothetical yield curve.

Our pension obligations are funded in accordance with provisions of federal law. Contributions to our pension and post-employment plans in 2011 totaled $1.5 million and $1.2 million, respectively, and in 2010 totaled $0.7 million and $1.2 million, respectively. The funding status of our U.S pension plan went from being overfunded by $12.2 million as of December 31, 2010 and recorded in long-term other assets to underfunded by $19.1 million as of December 31, 2011 and recorded primarily in pension and post-employment liabilities. Our foreign pension plans and health care and other plans continue to maintain an underfunded status as of December 31, 2011 and 2010 and are recorded in pension and post-employment liabilities. As of December 31, 2011, the accumulated benefit obligation for our U.S. pension plan was $190.7 million and the fair value of plan assets was $171.6 million. We expect contributions to our pension and post-employment plans in 2012 to be approximately $1.2 million and $1.2 million, respectively.

MEMC uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, MEMC measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. As of December 31, 2011 and 2010, the pension plan's investments in equity and fixed income securities were all valued using Level 1 inputs based on the fair value as determined by quoted market price on a daily basis.

As discussed above, in 2011 the U.S. pension plan assets decreased to less than the accumulated benefit obligation. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets were as follows:

In millions	Pension Plans	
	2011	2010
Projected benefit obligation, end of year	$ 227.2	$ 37.6
Accumulated benefit obligation, end of year	$ 216.2	$ 27.3
Fair value of plan assets, end of year	$ 176.0	$ 4.4

We estimate that the future benefits payable for the pension and other post-retirement plans are as follows:

In millions	Pension Plans	Health Care and Other Plans
2012	$ 24.4	$ 1.2
2013	$ 12.2	$ 1.3
2014	$ 12.5	$ 1.5
2015	$ 12.5	$ 1.4
2016	$ 13.0	$ 1.3
2017-2021	$ 64.5	$ 6.4

Defined Contribution Plans

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all U.S. salaried and hourly employees, and a defined contribution plan in Taiwan covering most salaried and hourly employees of our Taiwan subsidiary. Our costs included in our consolidated statement of operations totaled $9.4 million, $6.1 million and $5.6 million for 2011, 2010 and 2009, respectively.

Other Employee-Related Liabilities

Employees of our subsidiaries in Italy and Korea are covered by an end of service entitlement that provides payment upon termination of employment. Contributions to these plans are based on statutory requirements and are not actuarially determined. The accrued liability was $20.9 million at December 31, 2011 and $23.4 million at December 31, 2010, and is included in other long-term liabilities and accrued liabilities on our balance sheet. The accrued liability is based on the vested benefits to which the employee is entitled assuming employee termination at the measurement date.

18. VARIABLE INTEREST ENTITIES

We are the primary beneficiary of four VIEs in solar energy projects that we consolidated as of December 31, 2011, three of which existed and were consolidated by the Company as of December 31, 2010. During the year ended December 31, 2011, five solar energy system project companies that were consolidated as of December 31, 2010 were sold and deconsolidated. In September 2011, we acquired FRV U.S. and, as of September 30, 2011, we consolidated four project funds pending the finalization of our accounting for the acquisition. In the fourth quarter of 2011, one of these funds was sold. For the remaining three, we determined we did not have the power to direct the activities which most significantly impact the project funds' economic performance. As a result, these funds were deconsolidated and are being accounted for under the equity method of accounting.

The carrying amounts and classification of our consolidated VIEs' assets and liabilities included in our consolidated balance sheet are as follows:

In millions	As of December 31, 2011	As of December 31, 2010
Current assets	$ 3.6	$ 173.0
Noncurrent assets	62.7	63.1
Total assets	$ 66.3	$ 236.1
Current liabilities	$ (10.9)	$ 38.5
Noncurrent liabilities	(57.4)	107.8
Total liabilities	$ (68.3)	$ 146.3

The amounts shown in the table above exclude intercompany balances which are eliminated upon consolidation. All of the assets in the table above are restricted for settlement of the VIE obligations, and all of the liabilities in the table above can only be settled using VIE resources. The Company has not identified any material VIEs during the year ended December 31, 2011, for which we determined that we are not the primary beneficiary and thus did not consolidate.

19. REVENUE AND PROFIT DEFERRALS

In millions	As of December 31, 2011	As of December 31, 2010
Deferred revenue and profit for solar energy systems:		
Short-term deposits on solar energy systems	$ 41.4	$ 8.8
Profit deferrals on solar energy system sales	138.0	63.2
Deferred subsidy revenue	19.4	11.8
Total solar energy system deferred revenue and profit	$ 198.8	$ 83.8
Semiconductor Materials and Solar Materials deferred revenue:		
Short-term deferred revenue	$ 0.7	$ —
Long-term deferred revenue	51.2	115.2
Total Semiconductor Materials and Solar Materials deferred revenue	$ 51.9	$ 115.2
Total deferred revenue and profit	$ 250.7	$ 199.0

Solar Energy Deferred Revenue

Our Solar Energy segment deferred revenue includes profit deferrals for performance guarantees on systems sold during 2011 and prior periods subject to real estate accounting, customer deposits received for solar energy systems under development or held for sale, and deferred incentive subsidies that will be amortized over the depreciable life of the system. Profit deferrals for performance guarantees include system production guarantees that generally expire within two years of the system sale date and system uptime guarantees that generally expire during the final years of the system service contract term, which can extend up to twenty years.

In addition to the deferred revenue above, SunEdison may receive upfront incentives or subsidies from various state governmental jurisdictions that are deferred and recognized on a straight-line basis over the depreciable life of the related solar energy system. During 2011, SunEdison received $8.4 million in upfront incentive payments and recognized $0.7 million as revenue.

Semiconductor and Solar Materials Deferred Revenue

In connection with our long-term solar wafer supply agreements executed during 2006 and subsequent amendments, we have received various equity instruments and other forms of additional consideration. In each case, we have recorded the estimated fair value of the additional consideration to long-term deferred revenue and will recognize the deferred revenue on a pro-rata basis as product is shipped over the life of the agreements. In addition, we have received upfront non-refundable customer deposits upon execution of certain take-or-pay contracts which are deferred and amortized against future purchases. These deposits will be recognized in earnings as we fulfill future customer purchase orders, for which the timing of such orders is not contractually fixed or specified.

On June 30, 2011, we resolved our long-term solar wafer supply agreement with Suntech. Under the terms of the supply agreement, which was originally signed in July 2006, MEMC was to supply solar wafers to Suntech over a 10-year period, with pre-determined pricing, on a take-or-pay basis beginning in January 2007. As part of the original supply agreement, Suntech advanced funds to MEMC in the form of a security deposit. As part of a separate agreement, MEMC also received a warrant to purchase up to a 4.99% equity stake in Suntech. Suntech agreed to fulfill its contractual take-or-pay commitment to MEMC for $120.0 million for product delivered and to be delivered by MEMC. The consideration was comprised of the retention by MEMC of $53.0 million of cash previously deposited by Suntech under the supply agreement and held by MEMC, and a commitment to pay a total of $67.0 million in four equal installments in July 2011, October 2011, January 2012 and April 2012. MEMC received the first three payments, and the collectability on the remaining balance is considered reasonably assured because Suntech has established an irrevocable letter of credit which has no drawing conditions other than the passage of time. MEMC has retained the Suntech warrant originally issued to MEMC in July 2006, which had a related unamortized balance recorded in deferred revenues of $56.4 million prior to the resolution of the long-term solar wafer supply agreement. These three components totaled $176.4 million, of which $149.4 million, $19.4 million and $6.9 million was recorded during the second, third and fourth quarter of 2011, respectively. The remaining $0.7 million was deferred as of December 31, 2011 will be recognized as revenue as we complete our remaining performance commitments scheduled to be completed by March 31, 2012. The retention of the deposit in satisfaction of the take-or-pay requirement has been classified as an operating cash inflow in the consolidated statement of cash flows.

20. FAIR VALUE MEASUREMENTS

The following table summarizes the financial instruments measured at fair value on a recurring basis classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation in the accompanying consolidated balance sheets:

	As of December 31, 2011				As of December 31, 2010			
Assets (liabilities) in millions	**Level 1**	**Level 2**	**Level 3**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Available-for-sale investments	$ —	$ 16.2	$ —	$ 16.2	$ —	$ 41.1	$ —	$ 41.1
Suntech warrant	—	—	0.4	0.4	—	—	5.2	5.2
Interest rate swaps and option thereon	—	(5.6)	—	(5.6)	—	(4.3)	—	(4.3)
Currency forward contracts	1.2	—	—	1.2	(7.0)	—	—	(7.0)
Contingent consideration related to acquisitions	—	—	(90.8)	(90.8)	(80.2)	—	(26.2)	(106.4)
Other derivatives	—	—	—	—	—	—	1.6	1.6
Total	$ 1.2	$ 10.6	$ (90.4)	$ (78.6)	$ (87.2)	$ 36.8	$ (19.4)	$ (69.8)

We acquired less than 10% of the common stock of Gintech at the same time as the execution of a long-term supply agreement with that customer. This investment is accounted for at fair value and is classified as a long-term available-for-sale investment.

The Suntech warrant consists of a fully vested, non-forfeitable warrant to purchase common shares of Suntech, a customer, which was received at the time that MEMC signed a long-term supply agreement with Suntech. We use a lattice model to determine the fair value of the Suntech warrant. Determining the appropriate fair value model and calculating the fair value of the warrant requires the making of estimates and assumptions, including Suntech's stock price volatility, interest rates, expected dividends and the marketability of this investment. The Suntech warrant is considered a derivative and, accordingly, changes in the value of the Suntech warrant are recorded in non-operating expense (income). The notional amount of the warrant was $205.8 million as of December 31, 2011 and 2010.

Our interest rate swaps are considered over the counter derivatives, and fair value is calculated using a present value model with contractual terms for maturities, amortization and interest rates. Level 2, or market observable inputs, such as yield and credit curves are used within the present value models in order to determine fair value.

The fair value of our currency forward contracts is measured by the amount that would have been paid to liquidate and repurchase all open contracts and was an asset of $1.2 million and a liability of $7.0 million at December 31, 2011 and 2010, respectively. See further disclosures in Note 6.

We have estimated the fair value of the contingent consideration outstanding as of December 31, 2011 related to acquisitions at $90.8 million, which reflects a discount at a credit adjusted interest rate for the period of the contingency. That measure is based on significant inputs that are not observable in the market, which U.S. GAAP refers to as Level 3 inputs. Key assumptions include (i) a discount rate and (ii) a probability adjustment related to the entities' ability to meet operational metrics. See Note 21 for additional discussion.

As of December 31, 2010, we recorded $80.2 million of contingent consideration for the SunEdison acquisition. This liability was paid on February 1, 2011 based on achievement of the earnout performance objectives for a combination of $55.7 million in cash and the issuance of 2.1 million shares in MEMC common stock. That measure was based on the cash amount and the stock price at the date of issuance, which U.S. GAAP refers to as Level 1 inputs.

There were no transfers into or out of Level 1 and Level 2 financial instruments during the year ended December 31, 2011. During the year ended December 31, 2010, there was a transfer into Level 1 of $80.2 million for the SunEdison contingent consideration as of December 31, 2010, because the fair value of the stock issued was based on the closing price of our stock, which is actively traded and considered a Level 1 input. No other transfers into or out of Level 1 and Level 2 financial instruments occurred during the year ended December 31, 2010. The following table summarizes changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2011 and 2010:

In millions	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Available for Sale Investments	Trading Investments	Auction Rate Securities Right	Suntech Warrant	Contingent Consideration Related to Acquisitions	Other Derivatives	Total
Balance at December 31, 2009	$ 11.6	$ 38.4	$ 2.0	$ 19.2	$ (77.4)	$ —	$ (6.2)
Total unrealized gains (losses) included in earnings [(1)]	—	0.5	(1.8)	(14.0)	(3.0)	—	(18.3)
Total unrealized gains included in other comprehensive income, net	0.2	—	—	—	—	—	0.2
Acquisitions, purchases, sales, redemptions, maturities and payments	(9.2)	(38.9)	(0.2)	—	(26.0)	1.6	(72.7)
Transfers out of Level 3, net	(2.6)	—	—	—	80.2	—	77.6
Balance at December 31, 2010	$ —	$ —	$ —	$ 5.2	$ (26.2)	$ 1.6	$ (19.4)
Total unrealized (losses) gains included in earnings [(1)]	—	—	—	(4.8)	23.2	(1.6)	16.8
Acquisitions, purchases, sales, redemptions, maturities and payments	—	—	—	—	(87.8)	—	(87.8)
Balance at December 31, 2011	$ —	$ —	$ —	$ 0.4	$ (90.8)	$ —	$ (90.4)
The amount of total losses in 2010 included in earnings attributable to the change in unrealized losses relating to assets and liabilities still held at December 31, 2010	$ —	$ —	$ —	$ (14.0)	$ (3.0)	$ —	$ (17.0)
The amount of total (losses) gains in 2011 included in earnings attributable to the change in unrealized (losses) gains relating to assets and liabilities still held at December 31, 2011	$ —	$ —	$ —	$ (4.8)	$ 23.2	$ (1.6)	$ 16.8

(1) Amounts included in earnings are recorded to non-operating expense (income) in the consolidated statement of operations, except for the amounts for contingent consideration related to acquisitions, for which changes to the fair value were recorded to marketing and administration in the consolidated statement of operations for fair market value adjustments and to interest expense for accretion.

Valuations of our Level 3 trading and available-for-sale financial instruments were performed using a discounted cash flow model which involved making assumptions about expected future cash flows based on estimates of current market interest rates. Our models include estimates of market data, including yields or spreads of trading instruments that are believed to be similar or comparable, when available, and assumptions that are believed to be reasonable on nonobservable inputs. Such assumptions include the tax status (taxable vs. tax-exempt), type of security (type of issuer, collateralization, subordination, etc.), credit quality, duration, likelihood of redemption, insurance coverage and degree of liquidity in the current credit markets.

The carrying amount of our outstanding short-term debt, long-term debt and leaseback obligations at December 31, 2011 and 2010 was $1,926.8 million and $682.7 million, respectively. The estimated fair value of those obligations was $1,333.6 million and $510.4 million at December 31, 2011 and 2010, respectively. Fair value of our debt, excluding our 2019 Notes, is calculated using a discounted cash flow model with consideration for our non-performance risk (Level 3 assumptions). The estimated fair value of our 2019 Notes was based upon a broker quotation. The estimated fair value of our solar energy system debt related to sale-leasebacks is significantly lower than the carrying value of such debt because the fair value estimate is based on the fair value of our fixed lease payments over the term of the leases (Level 3 assumptions). Under real estate accounting, this debt is recorded as a financing obligation, and substantially all of our lease payments are recorded as interest expense with little to no reduction in our debt balance over the term of the lease. As a result, our outstanding sale-leaseback debt obligations will generally result in a one-time gain recognition at the end of the leases for the full amount of the debt. The timing difference between expense and gain recognition will result in increased expense during the term of the leases with a significant book gain at the end of the lease.

21. COMMITMENTS AND CONTINGENCIES

Contingent Consideration

Contingent consideration was recorded in connection with the September 2, 2011 acquisition of FRV U.S. The amount payable is based on FRV U.S. achieving certain milestones in the development of specific solar energy systems over a defined time period. Under the terms of the acquisition agreement, as amended, the maximum remaining payout as of December 31, 2011 under this arrangement is $70.4 million, with payments due through June 30, 2012 depending on when specific project milestones are achieved. Certain amounts of the contingent consideration will be allocated to employees and will be accrued and recorded as compensation expense when employees render their services.

Contingent consideration is due to the former Solaicx shareholders if certain operational criteria were met from July 1, 2010 through December 31, 2011. The amount payable is based on Solaicx achieving revenues of at least $60.0 million during such time period, up to a maximum revenue target of $71.8 million, with the payout on a linear basis between those two amounts. This would entitle the former Solaicx shareholders to receive up to an additional $27.6 million of a combination of cash and MEMC common stock, with the number of shares fixed at the date of the acquisition agreement.

Contingent consideration was recorded in connection with three other entities acquired by SunEdison during 2011. The amount payable in cash is based on the entities achieving specific milestones in the development, installation and interconnection of solar energy systems. As of December 31, 2011, the aggregate maximum payouts which could occur under these arrangements is approximately $73.0 million.

In 2011, $26.3 million in adjustments were made to the fair market value of contingent consideration related to acquisitions based on our revised estimates of operational criteria and project milestones being achieved, which adjustments were recorded as a reduction to marketing and administration expense. As of December 31, 2011, a total of $90.8 million is accrued for contingent consideration and the total maximum aggregate exposure is $171.0 million. Of the $90.8 million, $71.6 million is recorded as a short-term liability in contingent consideration related to acquisitions and $19.2 million is recorded in other liabilities as a long-term liability.

Capital Lease Obligations

As more fully described in Note 13, we are party to master lease agreements that provides for the sale and simultaneous leaseback of certain solar energy systems constructed by us.

Operating Leases and Purchase Obligations

We lease buildings, equipment and automobiles under operating leases. Rental expense was $17.6 million, $10.5 million and $7.9 million in 2011, 2010 and 2009, respectively. The total future commitments under operating leases as of December 31, 2011 were $99.0 million, of which $89.6 million is noncancellable. Our operating lease obligations as of December 31, 2011 were as follows:

In millions	Payments Due By Period						
	Total	2012	2013	2014	2015	2016	Thereafter
Operating Leases	$ 99.0	$ 20.8	$ 20.1	$ 17.7	$ 15.8	$ 10.9	$ 13.7

Purchase Commitments

We recognized charges of $37.4 million during the year ended December 31, 2011, and $5.7 million and $15.6 million during the years ended December 31, 2010 and 2009, respectively, to cost of goods sold related to the estimated probable shortfall to our purchase obligations associated with certain take-or-pay agreements we have with suppliers for raw materials.

Additionally, as part of our restructuring activities announced in the fourth quarter of 2011, we provided notice to several of our vendors with whom we had long-term supply contracts that we will no longer be fulfilling our purchase obligations. We have recorded an accrual of $226.4 million as of December 31, 2011 associated with the estimated settlements arising from these actions, $91.1 million of which is recorded to short-term accrued liabilities and $135.3 million is recorded as long-term other liabilities in our consolidated balance sheet. The impact of these charges was recorded to restructuring charges in our consolidated statement of operations. The amount accrued as of December 31, 2011 represents our best estimate of the probable amounts to settle our obligations based on presently known information, which involve the use of assumptions requiring significant judgment. We estimate the range of reasonably possible losses could be up to approximately $500 million. These estimates include the contractual terms of the agreements, including whether or not there are fixed volumes and/or fixed prices. In addition, under certain contracts, the counterparty may have a contractual obligation to sell the materials to mitigate their losses. We also included in our estimate of losses consideration around whether we believe the obligation will be settled through arbitration, litigation or commercially viable alternative resolutions. The actual amounts ultimately settled with these vendors could vary significantly, which could have a material adverse impact on our future earnings and cash flows.

Indemnification

We have agreed to indemnify some of our Semiconductor Materials and Solar Matérials customers against claims of infringement of the intellectual property rights of others in our sales contracts with these customers. Historically, we have not paid any claims under these indemnification obligations, and we do not have any pending indemnification claims as of December 31, 2011.

We generally warrant the operation of our solar energy systems for a period of time. Certain parts and labor warranties from our vendors can be assigned to our customers. Due to the absence of historical material warranty claims and expected future claims, we have not recorded a warranty accrual related to solar energy systems as of December 31, 2011. We may also indemnify our customers for tax credits associated with the systems we construct and sell and then leaseback. During the year ended December 31, 2011, we made additional payments, net of recoveries, under the terms of the lease agreements to indemnify our sale leaseback customers for approximately $6.0 million for shortfalls in amounts approved by the U.S. Treasury Department related to Grant in Lieu program tax credits. We are working with our sale leaseback customers and the U.S. Treasury Department to recover these shortfalls. We believe additional exposures to such payments are not material to our consolidated financial statements.

In connection with certain contracts to sell solar energy systems directly or as sale-leasebacks, SunEdison has guaranteed the systems' performance for various time periods following the date of interconnection. Also, under separate operations and maintenance services agreements, SunEdison has guaranteed the uptime availability of the systems over the term of the arrangements, which may last 20 years. To the extent there are shortfalls in either of the guarantees, SunEdison is required to indemnify the purchaser up to the guaranteed amount through a cash payment. The maximum losses that SunEdison may be subject to for non-performance are contractually limited by the terms of each executed agreement

Legal Proceedings

We are involved in various legal proceedings which arise in the ordinary course of business. Although it is not possible to predict the outcome of these matters, we believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position, cash flows or results of operations.

S.O.I.TEC Silicon on Insulator Technologies S.A. v. MEMC Electronic Materials, Inc.

On May 19, 2008, Soitec and Commissariat A L'Energie Atomique ("CEA") filed a complaint against MEMC in the U.S. District Court for the District of Delaware (Civil Action No. 08-292) alleging infringement, including willful infringement, by

MEMC of three U.S. patents related to silicon-on-insulator technology, and requested damages and an injunction. Soitec and CEA filed an amended complaint on July 21, 2009, adding a fourth, related patent to the lawsuit. MEMC filed a counterclaim against Soitec for infringement of one of MEMC's U.S. patents. The Court bifurcated the case into two phases, a first liability phase, which, to the extent liability is found, will be followed by a second damages phase. In a memorandum opinion dated October 13, 2010, the Court found that all of MEMC's current products and processes do not infringe any valid claim of the four asserted Soitec patents.

The Court held a jury trial from October 25, 2010 to November 2, 2010. After the Court's October 13, 2010 ruling in favor of MEMC, the only remaining claim that Soitec continued to assert at trial was a single patent claim directed against some mono-implant research and development efforts conducted by MEMC approximately four to six years ago, none of which have occurred since 2006, and none of which are material or relevant to the current operations at MEMC. MEMC continued to assert at trial its counterclaim for infringement of MEMC's patent. On November 2, 2010, the jury found that certain of Soitec's wafers infringed the patent asserted by MEMC at trial. The jury also found that one of the Soitec patent claims was valid. This single patent claim covers MEMC's mono-implant research and development efforts that ended in 2006. On July 13, 2011, the court denied all post trial motions. Soitec subsequently filed an appeal and MEMC filed a cross-appeal. The appeal is ongoing in the U.S. Court of Appeals for the Federal Circuit. The damages phase of this trial will likely occur after the appeal. We believe that Soitec's and CEA's suit against us has no merit, and we are asserting a vigorous defense against these claims, as well as our infringement counterclaim. Although it is not possible to predict the outcome of such matters, we believe that the ultimate outcome of this proceeding will not have a material adverse effect on our financial position, cash flows or results of operations.

Semi-Materials Co., Ltd. v. MEMC Electronic Materials, Inc. and MEMC Pasadena, Inc.

On September 28, 2006, Semi-Materials Co., Ltd. ("Semi-Materials") filed a complaint against MEMC in the U.S. District Court for the Eastern District of Missouri (Case No. 4:06-CV-01426-FRB) alleging breach of contract, unjust enrichment, fraud, and conversion, and seeking specific performance, all related to a series of purchase orders for chunk polysilicon and polysilicon solar ingot (the "Ingot Action"). This litigation resulted in a trial which commenced on February 22, 2011. On March 2, 2011, the jury found for MEMC on the fraud and unjust enrichment claims made by Semi-Materials against the Company. The jury found for Semi-Materials on the breach of contract claim, awarding damages to Semi-Materials of $19.0 million. Approximately $5.1 million of this amount related to an amount previously recorded by MEMC. During the first quarter of 2011, MEMC recorded $13.9 million to marketing and administration expenses as a result of the jury verdict pending the appeal.

On March 31, 2008, Semi-Materials and its affiliate SMC Shanghai ("SMC") filed two additional lawsuits against MEMC, one in the United States District Court for the Southern District of Texas (Case No. 4:08-CV-00991) (the "Texas Action") and another in the United States District Court for the Eastern District of Missouri (Case No. 4:08-CV-00434-JCH) (the "Missouri Action"). In both cases, Semi-Materials and SMC alleged that: (i) MEMC Pasadena, Inc. ("MEMC Pasadena") breached an agreement with SMC for SMC to act as MEMC Pasadena's exclusive sales agent in China; (ii) MEMC Pasadena breached an agreement with Semi-Materials for Semi-Materials to act as MEMC Pasadena's exclusive sales agent in Korea; (iii) MEMC tortiously interfered with the purported sales agency agreements among MEMC Pasadena and SMC and Semi-Materials; and (iv) MEMC tortiously interfered with a separate sales agency agreement Semi-Materials claimed existed with an unrelated party. In the Missouri Action, Semi-Materials also claimed that MEMC tortiously interfered with an expectancy for an on-going business relationship Semi-Materials claimed existed with the unrelated party. Upon MEMC's motions for summary judgment in the Missouri Action, the Court dismissed the claim that MEMC tortiously interfered with the purported sales agency agreements, and the claim that MEMC tortiously interfered with an alleged sales agency agreement between Semi-Materials and the unrelated party. The Court also granted MEMC partial summary judgment as to the scope of the sales transactions on which plaintiffs based their alleged damages for breach of contract. The remaining claims were tried before a jury between January 4 and January 12, 2010. At trial, the jury found in favor of Semi-Materials and SMC on their respective claims for breach of contract against MEMC Pasadena, awarding a verdict of $0.2 million, and found in favor of MEMC on Semi-Materials' claim for tortious interference with an expectancy of an ongoing business relationship with the unrelated party. Semi-Materials and SMC filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit concerning aspects of the Court's summary judgment rulings that pertained to the plaintiffs' alleged damages on their breach of contract claims. MEMC Pasadena filed a notice of cross-appeal concerning the Court's entry of judgment based upon the jury verdict. The Court of Appeals issued its decision on September 14, 2011 reversing the District Court's damages-related summary judgment ruling. The Court of Appeals also denied MEMC Pasadena's cross-appeal and remanded the case to the trial court for further proceedings. No activity was undertaken in the Texas Action, as it had been stayed.

On December 6, 2011, the parties entered into a confidential Settlement Agreement and Mutual Release pursuant to which the Ingot Action, Missouri Action and Texas Action, as well as an ancillary garnishment action in Korea, were dismissed with prejudice.

Jerry Jones v. MEMC Electronic Materials, Inc., et al.

On December 26, 2008, a putative class action lawsuit was filed in the U.S. District Court for the Eastern District of Missouri by plaintiff, Jerry Jones, purportedly on behalf of all participants in and beneficiaries of MEMC's 401(k) Savings Plan (the "Plan") between September 4, 2007 and December 26, 2008, inclusive. The complaint asserted claims against MEMC and certain of its directors, employees and/or other unnamed fiduciaries of the Plan. The complaint alleges that the defendants breached certain fiduciary duties owed under the Employee Retirement Income Security Act, generally asserting that the defendants failed to make full disclosure to the Plan's participants of the risks of investing in MEMC's stock and that the Company's stock should not have been made available as an investment alternative in the Plan. The complaint also alleges that MEMC failed to disclose certain material facts regarding MEMC's operations and performance, which had the effect of artificially inflating MEMC's stock price.

On June 1, 2009, an amended class action complaint was filed by Mr. Jones and another purported participant of the Plan, Manuel Acosta, which raises substantially the same claims and is based on substantially the same allegations as the original complaint. However, the amended complaint changes the period of time covered by the action, purporting to be brought on behalf of beneficiaries of and/or participants in the Plan from June 13, 2008 through the present, inclusive. The amended complaint seeks unspecified monetary damages, including losses the participants and beneficiaries of the Plan allegedly experienced due to their investment through the Plan in MEMC's stock, equitable relief and an award of attorney's fees. No class has been certified and discovery has not begun. The Company and the named directors and employees filed a motion to dismiss the complaint, which was fully briefed by the parties as of October 9, 2009. The parties each subsequently filed notices of supplemental authority and corresponding responses. On March 17, 2010, the court denied the motion to dismiss. The MEMC defendants filed a motion for reconsideration or, in the alternative, certification for interlocutory appeal, which was fully briefed by the parties as of June 16, 2010. The parties each subsequently filed notices of supplemental authority and corresponding responses. On October 18, 2010, the court granted the MEMC defendants' motion for reconsideration, vacated its order denying the MEMC defendants' motion to dismiss, and stated that it will revisit the issues raised in the motion to dismiss after the parties supplement their arguments relating thereto. Both parties filed briefs supplementing their arguments on November 1, 2010. On June 28, 2011, plaintiff Jerry Jones filed a notice of voluntary withdrawal from the action. On June 29, 2011, the Court entered an order withdrawing Jones as one of the plaintiffs in this action. The parties each have continued to file additional notices of supplemental authority and responses thereto.

MEMC believes the above class action is without merit, and we will assert a vigorous defense. Due to the inherent uncertainties of litigation, we cannot predict the ultimate outcome or resolution of the foregoing class action proceedings or estimate the amounts of, or potential range of, loss with respect to these proceedings. An unfavorable outcome could have a material adverse impact on our business, results of operations and financial condition. We have indemnification agreements with each of our present and former directors and officers, under which we are generally required to indemnify each such director or officer against expenses, including attorney's fees, judgments, fines and settlements, arising from actions such as the lawsuits described above (subject to certain exceptions, as described in the indemnification agreements).

From time to time, we may conclude it is in the best interests of our stockholders, employees, vendors and customers to settle one or more litigation matters, and any such settlement could include substantial payments; however, other than as may be noted above, we have not reached this conclusion with respect to any particular matter at this time. There are a variety of factors that influence our decision to settle any particular individual matter, and the amount we may choose to pay or accept as payment to settle such matters, including the strength of our case, developments in the litigation (both expected and unexpected), the behavior of other interested parties, including non-parties to the matter, the demand on management time and the possible distraction of our employees associated with the case and/or the possibility that we may be subject to an injunction or other equitable remedy. It is difficult to predict whether a settlement is possible, the amount of an appropriate settlement or when is the opportune time to settle a matter in light of the numerous factors that go into the settlement decision.

22. REPORTABLE SEGMENTS

Our reportable segments are determined based on the management of the businesses and the types of products sold and services provided. On November 20, 2009, we completed the acquisition of SunEdison. Until the acquisition of SunEdison, MEMC was engaged in one reportable industry segment—the design, manufacture and sale of silicon wafers—which was conducted as our Materials Business. From the time of the SunEdison acquisition until the end of 2009, MEMC was engaged in two reportable segments, Materials Business and Solar Energy Business (d/b/a SunEdison). Effective January 1, 2010, MEMC reorganized its historical Materials Business operations into two separate businesses and is now engaged in three reportable segments: Semiconductor Materials, Solar Materials (both include the historical operations of MEMC) and Solar Energy (consists solely of SunEdison).

The Chief Operating Decision Maker ("CODM") is our Chief Executive Officer. The CODM evaluates segment performance based on segment operating profit plus interest expense. In order to determine segment operating profit, standard costs are used as the basis for raw material costs allocated between segments and any related variances are allocated based on usage of those raw materials. MEMC incurs expenses for research and development costs and marketing activities that are not specific to any one segment or allocated to any segments. These costs, as well as general corporate marketing and administration costs, substantially all of our stock compensation expense, research and development administration costs, legal professional services and related costs, and other items are not evaluated by segment and are included in Corporate and other below. Because certain sites include operations, facilities and/or back office functions that are utilized to support our Semiconductor Materials and Solar Materials businesses, we do not have discrete financial information for total assets. Accordingly, the CODM does not consider total assets when analyzing segment performance. The CODM also evaluates the business on several other key operating metrics, including free cash flow.

MEMC's Semiconductor Materials segment includes the development, production and marketing of semiconductor wafers with a wide variety of features satisfying numerous product specifications to meet our customers' exacting requirements, which wafers are utilized in the manufacture of semiconductor devices.

MEMC's Solar Materials segment includes the development, production and marketing of square and pseudo-square crystalline solar wafers, which wafers are utilized by customers in the manufacture of solar cells, and then solar modules (panels) which convert energy from the sun into usable electrical energy. Our Solar Materials segment also includes our polysilicon production and the acquired operations of Solaicx, now our Portland, Oregon plant (see Note 4).

MEMC's Solar Energy segment consists solely of SunEdison and its related acquisitions, including FRV U.S., and includes the development and construction of solar power plants, which are then either sold or held to produce power. The results of the segment include operating of, leasing of and sale of solar energy systems and services to customers who purchase renewable energy by delivering solar power to them under long-term power purchase arrangements and feed-in tariff arrangements.

In millions	For the year ended December 31, 2011	2010	2009
Net sales:			
Semiconductor Materials	$ 1,023.1	$ 992.6	$ 586.3
Solar Materials	957.4	826.1	573.5
Solar Energy	735.0	420.5	3.8
Consolidated net sales	$ 2,715.5	$ 2,239.2	$ 1,163.6
Operating (loss) income:			
Semiconductor Materials	$ (31.1)	$ 68.2	$ (205.6)
Solar Materials	(665.7)	86.9	184.4
Solar Energy	(478.3)	(10.7)	(6.2)
Corporate and other	(125.4)	(123.3)	(99.8)
Consolidated operating (loss) income	$ (1,300.5)	$ 21.1	$ (127.2)
Interest expense:			
Semiconductor Materials	$ (1.6)	$ 3.2	$ 1.5
Solar Materials	3.3	(0.8)	0.7
Solar Energy	32.2	26.6	1.8
Corporate and other	$ 43.3	$ —	$ —
Consolidated interest expense	$ 77.2	$ 29.0	$ 4.0
Depreciation and amortization:			
Semiconductor Materials	$ 124.2	$ 108.8	$ 96.6
Solar Materials	66.2	34.9	25.4
Solar Energy	36.7	21.1	2.0
Consolidated depreciation and amortization	$ 227.1	$ 164.8	$ 124.0
Capital expenditures:			
Semiconductor Materials	$ 144.6	$ 150.4	$ 87.3
Solar Materials	301.5	198.2	138.1
Solar Energy[1]	599.9	281.4	28.0
Corporate and other	4.6	2.1	—
Consolidated capital expenditures	$ 1,050.6	$ 632.1	$ 253.4

(1) Consists primarily of construction of solar energy systems of $598.1 million, $280.1 million and $28.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

All Segments

Due to macroeconomic circumstances, which affected all of our segments, in December 2011 we committed to a series of actions that will reduce our global workforce, right size our production capacity and accelerate operating cost cutting measures in 2012. In addition, based on the adverse market conditions, MEMC incurred charges in the three months ended December 31, 2011 associated with the impairment of long-lived assets, impairments of goodwill and certain investments, write-downs of inventory and the realizability of deferred tax assets (see Note 3 for a summary of these charges by reportable segment).

During the second quarter of 2010, we received $11.9 million in net insurance proceeds from our business interruption lost profits claim related to the disruption in production at our Pasadena, Texas facility as a result of Hurricane Ike in 2008. Of this amount, $8.0 million was recorded to our Semiconductor Materials segment and $3.9 million was recorded to our Solar Materials segment. No similar transactions occurred during 2011 or 2009.

Semiconductor Materials

Due to the earthquake in Japan on March 11, 2011, our semiconductor wafer production in Japan was suspended from that time through April 12, 2011. Because of the unplanned downtime and damages to the plant, we recorded $27.2 million as period charges to operating margin in the year ended December 31, 2011, with $15.8 million recorded to cost of goods sold due to the under absorption of costs, inventory adjustments, and asset impairment charges. We had no similar adjustments during the years ended December 31, 2010 and 2009.

During the year ended December 31, 2011, we recorded insurance recoveries related to the above earthquake charges of $4.0 million.

Solar Materials

During the year ended December 31, 2011, there was $175.7 million of revenue recognized as part of the Suntech wafer supply contract resolution (see Note 19).

In addition to the restructuring, impairment, and other charges discussed in Note 3, we recognized charges of $37.4 million during the year ended December 31, 2011, and $5.7 million and $15.6 million during the years ended December 31, 2010 and 2009, respectively, to cost of goods sold related to the estimated probable shortfall to our purchase obligations associated with certain take-or-pay agreements we have with suppliers for raw materials. See Note 21.

Given the deterioration in polysilicon and solar wafer pricing, we recorded a lower of cost or market adjustment on our raw material and finished goods inventory in the Solar Materials segment of approximately $107.0 million in the year ended December 31, 2011. No such charges were taken in 2010 or 2009. See Note 3.

Solar Energy

We recorded a goodwill impairment of $384.1 million for the Solar Energy segment in the year ended December 31, 2011 (see Note 3). No such impairments were taken in 2010 or 2009.

Corporate and Other

Approximately $8.6 million of net expenses were recorded in Corporate and other, related to legal cases during the year ended December 31, 2011. Because the business decisions resulting in this litigation affected multiple segments, these expenses were recorded to Corporate and other. The remaining portion of expenses recorded to Corporate and other included stock-based compensation expense, general corporate marketing and administration costs, research and development administration costs, legal and tax professional services and related costs, and other personnel costs not reflected in the operating segments.

Geographic Segments

Geographic financial information is as follows:

Net Sales to Customers

	For the year ended December 31,		
	2011	2010	2009
Dollars in millions			
United States	$ 447.5	$ 242.8	$ 154.7
Foreign	2,268.0	1,996.4	1,008.9
Total	$ 2,715.5	$ 2,239.2	$ 1,163.6

Foreign revenues were derived from sales to the following countries:

	For the year ended December 31,		
	2011	2010	2009
Dollars in millions			
China	$ 598.8	$ 415.8	$ 296.5
Korea	237.1	176.9	91.4
Taiwan	530.0	549.4	333.9
Italy	375.6	385.3	20.8
Other foreign countries	526.5	469.0	266.3
Total	$ 2,268.0	$ 1,996.4	$ 1,008.9

Net sales are attributed to countries based on the location of the customer.

Property, plant and equipment, net of accumulated depreciation

	As of December 31,	
Dollars in millions	**2011**	**2010**
United States	$ 975.2	$ 621.4
Japan	165.3	456.5
Taiwan	255.4	269.4
Italy	427.5	323.0
Other foreign countries	569.7	363.2
Total	$ 2,393.1	$ 2,033.5

23. SUBSEQUENT EVENTS

On February 28, 2012, we amended our revolving Credit Facility to reduce our expected first quarter 2012 minimum liquidity covenant of $500.0 million to $450.0 million and $350.0 million for the first and second quarters of 2012, respectively. This change will revert back to the original variable minimum liquidity covenant amount set forth in the Credit Facility in the third quarter of 2012. We also revised the pricing grid for the applicable rate that we will pay for letters of credit and drawings under the facility by an increase of 25 basis points until June 30, 2012.

On February 22, 2012, a rating agency downgraded the rating on our corporate and 2019 Senior Notes (see Note 13). As a result of this downgrade, the counterparty to our $300.0 million non-recourse project construction financing revolver has a draw stop provision that disallows further draws under this revolver. The absence of this liquidity may cause us to delay proceeding with the construction of some of our planned solar energy systems until the borrowing capacity can be renewed or replaced. On February 29, 2012, our outstanding balance under this facility was $134.7 million. The outstanding borrowings are typically repaid shortly after completion of the construction of the solar energy systems in accordance with the terms of the construction financing revolver, which repayments are expected to occur over the next three months. On February 29, 2012, we amended this agreement which allows us to maintain availability under this facility of up to $70.0 million. Further draws are prevented until the outstanding balance is below this amount. We continue to work with our current lending syndicate to increase the amount of availability. In the event the original capacity is not renewed or replaced, we have the ability to draw upon the available capacity of our revolving Credit Facility. In the event we cannot renew, replace or backfill the capacity with other financing or have adequate net working capital, such inability to fund future projects may have an adverse impact on our business growth plans and financial position and results of operations.

24. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On March 10, 2011, we issued $550.0 million of 7.75% Senior Notes due April 1, 2019 (the "Original 2019 Notes"). The Original 2019 Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). In connection with the sale of the Original 2019 Notes, MEMC entered into a Registration Rights Agreement with the initial purchasers of the Original 2019 Notes, pursuant to which MEMC and the Subsidiary Guarantors (as defined below) agreed to file a registration statement with respect to an offer to exchange the Original 2019 Notes for a new issue of substantially identical notes registered under the Securities Act (the "Exchange 2019 Notes" and together with the Original 2019 Notes, the "2019 Notes"). The 2019 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by certain wholly owned domestic subsidiaries of MEMC (the "Subsidiary Guarantors").

The following condensed consolidating financial information, which has been prepared in accordance with the requirements for presentation of Rule 3-10(d) of Regulation S-X promulgated under the Securities Act, presents the condensed consolidating financial information separately for:

i. MEMC, as the issuer of the 2019 Notes;

ii. The Subsidiary Guarantors, on a combined basis;

iii. MEMC's other subsidiaries, on a combined basis, which are not guarantors of the 2019 Notes (the "Subsidiary Non-Guarantors");

iv. Consolidating entries and eliminations representing adjustments to (a) eliminate intercompany transactions between or among MEMC, the Subsidiary Guarantors and the Subsidiary Non-Guarantors, (b) eliminate the investments in the MEMC's subsidiaries and (c) record consolidating entries; and

v. MEMC and its subsidiaries on a consolidated basis.

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2011
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net sales	$ 872.7	$ 971.9	$ 3,692.8	$ (2,821.9)	$ 2,715.5
Cost of goods sold	914.2	884.5	3,312.0	(2,690.1)	2,420.6
Gross margin	(41.5)	87.4	380.8	(131.8)	294.9
Operating expenses:					
Marketing and administration	138.3	78.8	135.7	—	352.8
Research and development	60.9	10.7	15.9	—	87.5
Goodwill impairment charges	—	430.8	9.7	—	440.5
Restructuring charges	8.2	6.7	335.8	—	350.7
Long-lived asset impairment charges	19.4	42.8	305.7	—	367.9
Insurance recovery	—	—	(4.0)	—	(4.0)
Operating (loss) income	(268.3)	(482.4)	(418.0)	(131.8)	(1,300.5)
Non-operating (income) expense:					
Interest expense	35.4	7.7	34.1	—	77.2
Interest income	(0.3)	(0.4)	(3.8)	—	(4.5)
Decline in fair value of warrant	—	—	4.8	—	4.8
Other, net	(142.3)	(2.4)	124.2	26.6	6.1
Total non-operating (income) expense	(107.2)	4.9	159.3	26.6	83.6
Loss before income taxes, investment in subsidiary loss and equity in earnings (loss) of joint ventures	(161.1)	(487.3)	(577.3)	(158.4)	(1,384.1)
Income tax (benefit) expense	16.3	31.0	29.5	(3.7)	73.1
Loss before investment in subsidiary loss and equity in earnings (loss) of joint ventures	(177.4)	(518.3)	(606.8)	(154.7)	(1,457.2)
Investment in subsidiary loss	(1,358.6)	(1,046.2)	—	2,404.8	—
Equity in earnings (loss) of joint ventures, net of tax	—	0.2	(63.0)	—	(62.8)
Net loss	(1,536.0)	(1,564.3)	(669.8)	2,250.1	(1,520.0)
Net income attributable to noncontrolling interests	—	(0.5)	(15.5)	—	(16.0)
Net loss attributable to MEMC stockholders	$ (1,536.0)	$ (1,564.8)	$ (685.3)	$ 2,250.1	$ (1,536.0)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2010
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net sales	$ 829.1	$ 468.3	$ 2,478.5	$ (1,536.7)	$ 2,239.2
Cost of goods sold	823.3	457.3	2,158.7	(1,537.2)	1,902.1
Gross profit	5.8	11.0	319.8	0.5	337.1
Operating expenses:					
Marketing and administration	122.0	61.2	83.8	—	267.0
Research and development	38.5	6.6	10.5	—	55.6
Restructuring charges	5.3	—	—	—	5.3
Insurance recovery	—	(11.9)	—	—	(11.9)
Operating (loss) income	(160.0)	(44.9)	225.5	0.5	21.1
Non-operating (income) expense:					
Interest expense	(1.7)	3.2	30.9	(3.4)	29.0
Interest income	(0.2)	(2.7)	(6.0)	3.4	(5.5)
Decline in fair value of warrant	—	—	14.0	—	14.0
Other, net	(44.5)	1.2	23.4	16.0	(3.9)
Total non-operating (income) expense	(46.4)	1.7	62.3	16.0	33.6
(Loss) income before income taxes, investment in subsidiary earnings (loss) and equity in (loss) earnings of joint ventures	(113.6)	(46.6)	163.2	(15.5)	(12.5)
Income tax (benefit) expense	(64.6)	(17.9)	30.8	(1.6)	(53.3)
(Loss) income before investment in subsidiary earnings (loss) and equity in (loss) earnings of joint ventures	(49.0)	(28.7)	132.4	(13.9)	40.8
Investment in subsidiary earnings (loss)	84.9	(14.2)	—	(70.7)	—
Equity in (loss) earnings of joint ventures, net of tax	(1.5)	—	8.7	—	7.2
Net income (loss)	34.4	(42.9)	141.1	(84.6)	48.0
Net loss (income) attributable to noncontrolling interests	—	0.3	(13.9)	—	(13.6)
Net income (loss) attributable to MEMC stockholders	$ 34.4	$ (42.6)	$ 127.2	$ (84.6)	$ 34.4

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2009
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Net sales	$ 494.4	$ 312.8	$ 1,367.6	$ (1,011.2)	$ 1,163.6
Cost of goods sold	571.1	282.6	1,182.9	(1,001.1)	1,035.5
Gross profit	(76.7)	30.2	184.7	(10.1)	128.1
Operating expenses:					
Marketing and administration	103.9	9.7	48.3	—	161.9
Research and development	31.0	1.6	7.8	—	40.4
Restructuring charges	18.1	—	10.3	—	28.4
Long-lived asset impairment charges	24.6	—	—	—	24.6
Operating (loss) income	(254.3)	18.9	118.3	(10.1)	(127.2)
Non-operating (income) expense:					
Interest expense	(4.0)	0.1	8.3	(0.4)	4.0
Interest income	(2.7)	(0.4)	(23.8)	0.4	(26.5)
Increase in fair value of warrant	—	—	(5.4)	—	(5.4)
Other, net	(63.6)	—	54.4	10.1	0.9
Total non-operating (income) expense	(70.3)	(0.3)	33.5	10.1	(27.0)
(Loss) income before income taxes, investment in subsidiary earnings and equity in loss of joint ventures	(184.0)	19.2	84.8	(20.2)	(100.2)
Income tax (benefit) expense	(26.9)	(10.6)	1.4	(6.1)	(42.2)
(Loss) income before investment in subsidiary earnings and equity in loss of joint ventures	(157.1)	29.8	83.4	(14.1)	(58.0)
Investment in subsidiary earnings	91.8	69.3	—	(161.1)	—
Equity in loss of joint ventures, net of tax	(3.0)	—	(8.8)	—	(11.8)
Net (loss) income	(68.3)	99.1	74.6	(175.2)	(69.8)
Net loss attributable to noncontrolling interests	—	0.1	1.4	—	1.5
Net (loss) income attributable to MEMC stockholders	$ (68.3)	$ 99.2	$ 76.0	$ (175.2)	$ (68.3)

Condensed Consolidating Balance Sheet
December 31, 2011
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ 228.9	$ 58.3	$ 298.6	$ —	$ 585.8
Restricted cash	—	—	125.2	—	125.2
Accounts receivable, net	65.3	42.5	95.1	—	202.9
Inventories	33.8	68.5	271.0	(51.5)	321.8
Solar energy systems held for development and sale	—	4.1	373.0	(4.1)	373.0
Prepaid and other current assets	34.6	36.9	205.7	—	277.2
Total current assets	362.6	210.3	1,368.6	(55.6)	1,885.9
Investments	3.3	24.4	26.8	—	54.5
Investments in subsidiaries	269.8	(51.6)	—	(218.2)	—
Property, plant and equipment, net:					
Semiconductor Materials and Solar Materials	72.3	315.5	916.4	(50.5)	1,253.7
Solar energy systems	—	1.6	1,098.9	38.9	1,139.4
Deferred tax assets, net	36.3	(20.4)	28.9	—	44.8
Restricted cash	—	0.2	37.3	—	37.5
Other assets	24.7	45.9	246.0	—	316.6
Goodwill	—	—	—	—	—
Intangible assets, net	—	145.2	4.0	—	149.2
Total assets	$ 769.0	$ 671.1	$ 3,726.9	$ (285.4)	$ 4,881.6

Condensed Consolidating Balance Sheet
December 31, 2011
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Current portion of long-term debt and capital lease obligations	$ —	$ —	$ 3.7	$ —	$ 3.7
Short-term solar energy system debt and current portion of solar energy system debt, financings and capital leaseback obligations	—	0.3	143.9	—	144.2
Accounts payable	20.0	82.0	592.6	—	694.6
Accrued liabilities	(9.6)	104.6	314.0	—	409.0
Deferred revenue for solar energy systems	—	12.0	29.4	—	41.4
Contingent consideration related to acquisitions	—	71.6	—	—	71.6
Customer and other deposits	30.1	0.4	41.9	—	72.4
Intercompany (receivable) payable and short term notes	(605.7)	619.9	(14.2)	—	—
Total current liabilities	(565.2)	890.8	1,111.3	—	1,436.9
Long-term debt and capital lease obligations, less current portion	550.0	—	17.7	—	567.7
Long-term solar energy system debt, financings and capital leaseback obligations, less current portion	—	2.3	1,208.9	—	1,211.2
Pension and post-employment liabilities	40.5	—	28.9	—	69.4
Customer and other deposits	82.0	—	194.8	—	276.8
Deferred revenue for solar energy systems	—	27.0	130.4	—	157.4
Semiconductor Materials and Solar Materials deferred revenue	—	—	51.2	—	51.2
Long-term intercompany note (receivable) payable	(127.1)	(16.4)	143.5	—	—
Other liabilities	50.9	23.4	251.8	—	326.1
Total liabilities	31.1	927.1	3,138.5	—	4,096.7
Total MEMC stockholders' equity	737.9	(256.6)	542.0	(285.4)	737.9
Noncontrolling interests	—	0.6	46.4	—	47.0
Total stockholders' equity	737.9	(256.0)	588.4	(285.4)	784.9
Total liabilities and stockholders' equity	$ 769.0	$ 671.1	$ 3,726.9	$ (285.4)	$ 4,881.6

Condensed Consolidating Balance Sheet
December 31, 2010
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ 15.5	$ 7.2	$ 684.6	$ —	$ 707.3
Restricted cash	10.7	0.5	32.6	—	43.8
Accounts receivable, net	87.5	8.0	200.5	—	296.0
Inventories	33.3	59.0	163.2	(40.9)	214.6
Solar energy systems held for development and sale	—	8.6	235.8	(6.9)	237.5
Prepaid and other current assets	35.7	26.6	175.8	—	238.1
Total current assets	182.7	109.9	1,492.5	(47.8)	1,737.3
Investments	2.3	15.4	95.0	(2.4)	110.3
Investments in subsidiaries	1,758.8	911.5	—	(2,670.3)	—
Property, plant and equipment, net:					
Semiconductor Materials and Solar Materials	78.5	328.7	1,083.4	(24.7)	1,465.9
Solar energy systems	—	4.2	511.9	51.5	567.6
Deferred tax assets, net	138.1	(27.7)	28.9	—	139.3
Restricted cash	—	0.2	18.5	—	18.7
Other assets	25.2	19.9	132.5	—	177.6
Goodwill	—	342.7	—	—	342.7
Intangible assets, net	—	52.5	—	—	52.5
Total assets	$ 2,185.6	$ 1,757.3	$ 3,362.7	$ (2,693.7)	$ 4,611.9

Condensed Consolidating Balance Sheet
December 31, 2010
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Current portion of long-term debt and capital lease obligations	$ —	$ 2.8	$ 3.6	$ —	$ 6.4
Short-term solar energy system debt and current portion of solar energy system debt, financings and capital leaseback obligations	—	0.3	65.4	—	65.7
Accounts payable	20.9	115.9	608.7	—	745.5
Accrued liabilities	71.5	34.6	152.3	—	258.4
Contingent consideration related to acquisitions	—	106.4	—	—	106.4
Deferred revenue for solar energy systems	—	—	8.8	—	8.8
Customer and other deposits	0.1	0.6	92.2	—	92.9
Intercompany (receivable) payable and short-term notes	(93.9)	131.9	(38.0)	—	—
Total current liabilities	(1.4)	392.5	893.0	—	1,284.1
Long-term debt and capital lease obligations, less current portion	—	—	20.5	—	20.5
Long-term solar energy system debt, financings and capital leaseback obligations, less current portion	—	3.9	586.2	—	590.1
Pension and post-employment liabilities	28.6	—	25.5	—	54.1
Customer and other deposits	—	—	116.2	—	116.2
Deferred revenue for solar energy systems	—	0.7	74.3	—	75.0
Semiconductor Materials and Solar Materials deferred revenue	—	—	115.2	—	115.2
Long-term intercompany note (receivable) payable	(125.2)	(23.6)	148.8	—	—
Other liabilities	31.9	2.8	26.4	—	61.1
Total liabilities	(66.1)	376.3	2,006.1	—	2,316.3
Total MEMC stockholders' equity	2,251.7	1,381.0	1,312.7	(2,693.7)	2,251.7
Noncontrolling interests	—	—	43.9	—	43.9
Total stockholders' equity	2,251.7	1,381.0	1,356.6	(2,693.7)	2,295.6
Total liabilities and stockholders' equity	$ 2,185.6	$ 1,757.3	$ 3,362.7	$ (2,693.7)	$ 4,611.9

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2011
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net cash (used in) provided by operating activities	$ (216.5)	$ 66.3	$ 193.0	$ (58.1)	$ (15.3)
Cash flows from investing activities:					
Capital expenditures	(24.1)	(56.4)	(372.0)	—	(452.5)
Construction of solar energy systems		—	(627.5)	29.4	(598.1)
Purchases of cost and equity method investments	(1.1)	(5.0)	(44.3)	—	(50.4)
Proceeds from return of equity method investments	82.0	13.7	—	—	95.7
Change in restricted cash	—	0.5	(124.3)	—	(123.8)
Payments to vendors for refundable deposits on long-term agreements	—	(14.4)	(0.1)	—	(14.5)
Proceeds from sale of property, plant and equipment	—	—	43.9	—	43.9
Cash payments for acquisition, net of cash acquired	—	(160.1)	(3.9)	—	(164.0)
Dividends to and investments in subsidiaries	82.9	2.8	(85.7)	—	—
Other	5.7	(0.1)	(33.5)	28.7	0.8
Net cash provided by (used in) investing activities	145.4	(219.0)	(1,247.4)	58.1	(1,262.9)
Cash flows from financing activities:					
Proceeds from Senior notes issuance	550.0	—	—	—	550.0
Cash paid for SunEdison acquisition contingent consideration	—	(50.2)	—	—	(50.2)
Proceeds from solar energy system financing and capital lease obligations	—	0.5	1,070.7	—	1,071.2
Repayments of solar energy system financing and capital lease obligations	—	(1.8)	(264.7)	—	(266.5)
Net repayments of customer deposits related to long-term supply agreements	—	(1.8)	(55.9)	—	(57.7)
Principal payments on long-term debt	—	—	(3.7)	—	(3.7)
Common stock repurchases	(3.6)	—	—	—	(3.6)
Purchases of and dividends to noncontrolling interest	—	—	(49.0)	—	(49.0)
(Repayment of) collection of intercompany debt	(243.7)	257.2	(13.5)	—	—
Debt financing fees	(18.0)	—	(21.8)	—	(39.8)
Net cash provided by financing activities	284.7	203.9	662.1	—	1,150.7
Effect of exchange rate changes on cash and cash equivalents	(0.2)	(0.1)	6.3	—	6.0
Net increase (decrease) in cash and cash equivalents	213.4	51.1	(386.0)	—	(121.5)
Cash and cash equivalents at beginning of period	15.5	7.2	684.6	—	707.3
Cash and cash equivalents at end of period	$ 228.9	$ 58.3	$ 298.6	$ —	$ 585.8

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2010
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net cash (used in) provided by operating activities	$ (128.4)	$ 65.0	$ 318.5	$ 92.5	$ 347.6
Cash flows from investing activities:					
Capital expenditures	(25.1)	(45.7)	(281.2)	—	(352.0)
Construction of solar energy systems	—	(1.4)	(171.9)	(106.8)	(280.1)
Proceeds from sale and maturities of investments	—	—	185.0	—	185.0
Purchases of cost and equity method investments	—	(10.4)	(8.4)	—	(18.8)
Proceeds from return of equity method investments	85.3	—	—	—	85.3
Change in restricted cash	—	0.3	(2.1)	—	(1.8)
Payments to vendors for refundable deposits on long-term agreements and loans	—	—	(85.0)	—	(85.0)
Cash payments for acquisition, net of cash acquired	(75.7)	2.2	—	—	(73.5)
Equity infusions or investments in subsidiaries	(30.2)	1.8	28.4	—	—
Other	30.7	2.9	(28.8)	14.3	19.1
Net cash (used in) provided by investing activities	(15.0)	(50.3)	(364.0)	(92.5)	(521.8)
Cash flows from financing activities:					
Proceeds from solar energy system financing and capital lease obligations	—	1.8	362.6	—	364.4
Repayments of solar energy system financing and capital lease obligations	—	(1.9)	(59.2)	—	(61.1)
Net repayments of customer deposits related to long-term supply agreements	—	(0.4)	(30.9)	—	(31.3)
Collections on (repayment of) intercompany debt	55.9	(55.9)	—	—	—
Principal payments on long-term debt	—	—	(4.8)	—	(4.8)
Purchases of and dividends to noncontrolling interest	—	(0.8)	(7.5)	—	(8.3)
Common stock repurchases	(2.9)	—	—	—	(2.9)
Debt financing fees	—	—	(12.8)	—	(12.8)
Net cash provided by (used in) financing activities	53.0	(57.2)	247.4	—	243.2
Effect of exchange rate changes on cash and cash equivalents	—	—	5.6	—	5.6
Net (decrease) increase in cash and cash equivalents	(90.4)	(42.5)	207.5	—	74.6
Cash and cash equivalents at beginning of period	105.9	49.7	477.1	—	632.7
Cash and cash equivalents at end of period	$ 15.5	$ 7.2	$ 684.6	$ —	$ 707.3

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2009
(In millions)

	MEMC, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net cash (used in) provided by operating activities	$ (111.5)	$ 146.4	$ 53.4	$ (55.3)	$ 33.0
Cash flows from investing activities:					
Capital expenditures	(7.0)	(30.3)	(188.1)	—	(225.4)
Construction of solar energy systems	—	—	(74.2)	46.2	(28.0)
Proceeds from sale and maturities of investments	—	—	272.5	—	272.5
Purchases of cost and equity method investments	(104.6)	(5.0)	(12.1)	—	(121.7)
Purchase of investments	—	—	(10.9)	—	(10.9)
Change in restricted cash	(10.6)	—	12.8	—	2.2
Cash payments for acquisition, net of cash acquired	(189.3)	(0.6)	1.4	—	(188.5)
Equity infusions or investments in subsidiaries	49.1	5.0	(54.1)	—	—
Other	1.5	—	(10.6)	9.1	—
Net cash provided by (used in) investing activities	(260.9)	(30.9)	(63.3)	55.3	(299.8)
Cash flows from financing activities:					
Proceeds from solar energy system financing and capital lease obligations	—	—	78.1	—	78.1
Repayments of solar energy system financing and capital lease obligations	—	—	(15.6)	—	(15.6)
Net repayments of customer deposits related to long-term supply agreements	—	—	(90.4)	—	(90.4)
Collections on (repayment of) intercompany debt	32.4	(32.4)	—	—	—
Principal payments on long-term debt	—	(32.5)	(13.5)	—	(46.0)
Excess tax benefits from share-based compensation arrangements	0.3	—	—	—	0.3
Common stock repurchases	(15.9)	—	—	—	(15.9)
Proceeds from issuance of common stock	0.7	—	—	—	0.7
Debt financing fees	(2.9)	—	—	—	(2.9)
Net cash provided by (used in) financing activities	14.6	(64.9)	(41.4)	—	(91.7)
Effect of exchange rate changes on cash and cash equivalents	(0.3)	0.3	2.9	—	2.9
Net (decrease) increase in cash and cash equivalents	(358.1)	50.9	(48.4)	—	(355.6)
Cash and cash equivalents at beginning of period	464.0	(1.2)	525.5	—	988.3
Cash and cash equivalents at end of period	$ 105.9	$ 49.7	$ 477.1	$ —	$ 632.7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MEMC Electronic Materials, Inc.:

We have audited the accompanying consolidated balance sheets of MEMC Electronic Materials, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MEMC Electronic Materials, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, MEMC Electronic Materials, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for multiple-deliverable arrangements as of January 1, 2011 due to the adoption of Accounting Standards Update 2009-13, *Multiple-Deliverable Revenue Arrangements* (an amendment to FASB Accounting Standards Codification Topic 605-25).

The Company adopted Financial Accounting Standards Board Accounting Standards Update No. 2009-17, *Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*, (included in FASB Accounting Standards Codification (ASC) Topic 810, *Consolidation*, as of January 1, 2010).

/s/ KPMG LLP

St. Louis, Missouri
February 29, 2012